SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 6, 2010

Interim Consolidated Report as of June 30, 2010

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: August 31, 2010

Interim consolidated financial report as of June 30, 2010

Rome, August 6, 2010 - Eni's interim consolidated financial report as of June 30, 2010, approved by Eni’s Board of Directors on July 28, 2010, with the report of the Independent Auditor, is available to the public from today in the Company's principal office and has been filed with the Italian Commission for securities and exchanges and the Italian Exchange, in accordance with the law.

The document is downloadable from Eni's website, www.eni.com. Shareholders can receive a hard copy of Eni's interim report, free of charge, by filling in the request form found in Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.it

Web site: www.eni.com

Contents

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities, of finding, producing, transporting, trasforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS (1)

Chairman
Roberto Poli (2)

Chief Executive Officer
Paolo Scaroni (3)

Directors
Alberto Clô, Paolo Andrea Colombo, Paolo Marchioni, Marco Reboa, Mario Resca, Pierluigi Scibetta, Francesco Taranto

CHIEF OPERATING OFFICERS

Exploration & Production Division
Claudio Descalzi (4)

Gas & Power Division
Domenico Dispenza (5)

Refining & Marketing Division
Angelo Fanelli (6)

BOARD OF STATUTORY AUDITORS (7)

Chairman
Ugo Marinelli

Statutory Auditors
Roberto Ferranti, Luigi Mandolesi, Tiziano Onesti, Giorgio Silva

Alternate Auditors
Francesco Bilotti, Pietro Alberico Mazzola

MAGISTRATE OF THE COURT OF AUDITORS DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Raffaele Squitieri (8)

Alternate
Amedeo Federici (9)

EXTERNAL AUDITORS (10)
Reconta Ernst & Young

Information on powers retained by the Board of Directors, powers conferred to the Chairman and the Chief Executive Officer, as well as the composition and powers of the Board Committees (Internal Control Committee, Compensation Committee and Oil-Gas Energy Committee) are presented in the section Corporate Governance, available on Eni's website at the following address:
http://www.eni.com/en_IT/governance/corporate-governance.shtml

(1) Appointed by the Shareholders' Meeting held on June 10, 2008 for a three year period. The Board of Directors expires at the date of approval of the financial statements for the 2010 financial year.
(2) Appointed by the the Shareholders' Meeting held on June 10, 2008.
(3) Powers conferred by the Board of Directors on June11, 2008.
(4) Appointed by the Board of Directors on July 30, 2008.
(5) Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6) Appointed by the Board of Directors on March 25, 2010, effective from April 6, 2010.
(7) Appointed by the Shareholders' Meeting held on June 10, 2008 for a three year period, expiring at the date of approval of the financial statements for the 2010 financial year.
(8) Duties conferred by the Governing Council of the Court of Auditors on October 28, 2009.
(9) Duties conferred by the Governing Council of the Court of Auditors on December 3-4 2008.
(10) Appointed by the Shareholders' Meeting held on April 29, 2010 for the 2010-2018 period.

July 28, 2010

Interim Consolidated Report
as of June 30, 2010

Contents

Operating and financial review	2	Highlights
	4	Statistic recap
Operating Review
	6	Exploration & Production
	14	Gas & Power
	21	Refining & Marketing
	26	Petrochemicals
	28	Engineering & Construction
Financial review and trend information
	30	Financial review
	30	Profit and loss account
	49	Summarized Group Balance Sheet
	54	Summarized Group Cash Flow Statement
	60	Risk factors and uncertainties
	73	Outlook
	74	Subsequent events
	75	Transactions with related parties
	76	Other information
	77	Glossary

Condensed consolidated interim financial statements	82	Financial statements
	90	Notes to the condensed consolidated interim financial statements

Management’s certification	127
Report of Independent Auditors	128

"Eni" means the parent company Eni SpA and its consolidated subsidiaries

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

Highlights

Financial highlights
› In the first half of 2010 Eni reported net profit of euro 4.05 billion, up 47.9% from a year earlier. On an adjusted basis, net profit amounted to euro 3.45 billion, up 29.5%, reflecting an excellent operating performance reported by the Exploration & Production division driven by higher oil realizations.

› Net cash provided by operating activities amounted to euro 9.14 billion and proceeds from divestments were euro 795 million. Those inflows were used to fund capital expenditures of euro 7.1 billion to support continued growth in the business and exploration projects and the payment of dividend to Eni’s shareholders and to minorities (euro 2.16 billion), resulting in a small increase in net borrowings from December 31, 2009.

› As of June 30, 2010, the ratio of net borrowings to total equity – leverage – decreased to 0.41 from 0.46 as of December 31, 2009, benefiting from a sizeable increase in shareholders’ equity associated with the appreciation of the US dollar (up 15%).

› Capital expenditures amounted to euro 7,107 million and mainly regarded continuing development of oil and gas reserves, exploration activities with 97% of expenditure located outside Italy, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport and storage infrastructure.

› Based on the fist half of 2010 results and taking into account the projected full-year results and outlook, the interim dividend proposal to Eni’s Board of Directors will amount to euro 0.50 per share (euro 0.50 in 2009). The interim dividend is payable from September 23, 2010, being the ex-dividend date September 20, 2010.

Operational highlights
› Eni reported liquids and gas production of 1,800 kboe/d for the first half of 2010, which included the effect of updating the gas conversion rate (currently 5,550 cubic feet of gas equals 1 barrel of oil, it was 5,742 cubic feet of gas per barrel until April 1, 2010). When excluding this effect, production grew by 1% from the first half of 2009 as a result of continuing production ramp-up in Nigeria, Congo and USA and additions from new field start-ups and production ramp-ups.

› In line with production plans, a total of 5 fields were started up of the 12 fields scheduled for 2010. The main start-ups were Annamaria B (Eni operator with a 90% interest) located between Italy and Croatia, Baraka (Eni operator with a 49% interest) in Tunisia, Rom Integrated in Algeria and M’Boundi IPP (Eni’s interest 100%) in Congo, in addition to minor projects in China and Nigeria.

› In the first half of 2010 exploration reserves of 600 million barrels have been added to the Company’s resource base. The main successes were achieved in Venezuela with the Perla 2 appraisal well (Eni operator with a 50% interest), in Angola with three new oil discoveries in the rich offshore Block 15/06 (Eni operator with a 35% interest) and in Indonesia with success in the Muara Bakau permit (Eni operator with a 55% interest).

› Eni’s worldwide natural gas sales were 49.7 bcm, down 5.9% from a year earlier. Performance was negatively affected by sharply lower volumes supplied to the Italian market (down 19%) due to increased competitive pressures in the power generation business, as well as in sales to industrial customers and wholesalers. This decrease was partly offset by organic growth achieved in European markets (up 4.9%) in particular in France, Belgium and Germany/Austria.

Contents

ENI OPERATING AND FINANCIAL REVIEW / HIGHLIGHTS

Portfolio developments
Russia
On June 18, 2010, Eni and Gazprom signed a Memorandum of Understanding to define terms and conditions for the French company EDF entering the South Stream project. As part of the agreement, EDF is expected to acquire an interest in the venture that is planning to build a new infrastructure to transport Russian gas across the Black Sea and Bulgaria to European markets.

As part of the transaction to divest a 51% stake in the joint-venture Eni-Enel OOO SeverEnergia to Gazprom, based on the call option exercised by the Russian company on September 24, 2009, Eni collected a second installment of the transaction by March 31, 2010. This amounted to euro 526 million (approximately 75% of the whole amount of the transaction).

Divestment of a 25% share capital interest in GreenStream BV
On April 27, 2010, Eni sold a 25% stake in the share capital of GreenStream BV to NOC (Libyan National Oil Corporation), the company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya. Following the decrease of Eni’s shareholding in the company to 50% and implementation of renewed shareholders arrangements, Eni no longer controls the company and it has therefore been excluded from consolidation as of May 1, 2010.

Brazil
On May 27, 2010, Eni signed a preliminary agreement to divest its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in Brazil, to Petrobras Gàs, a fully owned subsidiary of Petróleo Brasileiro ("Petrobras"). Total cash consideration is expected to amount to approximately $250 million. The completion of the transaction is subject to approval of the relevant Brazilian authorities.

Disclaimer
This report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Contents

ENI INTERIM CONSOLIDATED REPORT / STATISTIC RECAP

Financial highlights
	(euro million)	First Half
2009	2009	2010	Change	% Ch.

83,227	Net sales from operations	42,008	47,706	5,698	13.6
12,055	Operating profit	6,372	9,152	2,780	43.6
13,122	Adjusted operating profit (a)	6,303	8,459	2,156	34.2
4,367	Net profit (b)	2,736	4,046	1,310	47.9
5,207	Adjusted net profit (a) (b)	2,661	3,447	786	29.5
11,136	Net cash provided by operating activities	7,621	9,139	1,518	19.9
13,695	Capital expenditures	6,844	7,107	263	3.8
2,323	Acquisition of investments and businesses (c)	2,214	115	(2,099)	(94.8)
207	R&D expenditures	117	94	(23)	(19.7)
117,529	Total assets at period end	112,171	128,813	16,642	14.8
24,800	Debts and bonds at period end	19,873	25,151	5,278	26.6
50,051	Shareholders’ equity including non-controlling interest	50,209	57,375	7,166	14.3
23,055	Net borrowings at period end	18,355	23,342	4,987	27.2
73,106	Net capital employed at period end	68,564	80,717	12,153	17.7

(a)	For a detailed explanation of adjusted profits (net and operating) that do not include inventory gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b)	Profit attributable to Eni shareholders.
(c)	Net of acquired cash.

Summary financial data
First Half
2009	2009	2010	Change	% Ch.

	Net profit
1.21	- per ordinary share (a)	(euro)	0.76	1.12	0.36	47.4
3.36	- per ADR (a) (b)	(USD)	2.02	2.97	0.95	47.0
	Adjusted net profit
1.44	- per ordinary share (a)	(euro)	0.73	0.95	0.22	30.1
4.01	- per ADR (a) (b)	(USD)	1.94	2.52	0.58	29.9
	Return On Average Capital Employed (ROACE)
8.0	- reported	(%)	8.9	9.2	0.3	3.4
9.2	- adjusted	(%)	13.0	9.7	(3.3)	(25.4)
0.46	Leverage		0.37	0.41	0.04	10.8

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

Key market indicators
First Half
2009	2009	2010	Change	% Ch.

61.51	Average price of Brent dated crude oil (a)		51.60	77.27	25.67	49.7
1.393	Average EUR/USD exchange rate (b)		1.332	1.328	(0.004)	(0.3)
44.16	Average price in euro of Brent dated crude oil		38.74	58.19	19.45	50.2
3.13	Average European refining margin (c)		4.47	2.90	(1.57)	(35.1)
3.56	Average European refining margin Brent/Ural (c)		5.09	3.84	(1.25)	(24.6)
2.25	Average European refining margin in euro		3.36	2.18	(1.18)	(35.1)
1.2	Euribor -three-month euro rate	(%)	1.7	0.6	(1.1)	(64.7)
0.7	Libor -three-month dollar rate	(%)	1.0	0.3	(0.7)	(70.0)

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI INTERIM CONSOLIDATED REPORT / STATISTIC RECAP

Summary operating data
First Half
2009	2009	2010	Change	% Ch.

	Exploration & Production
1,769	Production of oil and natural gas	(kboe/d)	1,756	1,800	n.m.	n.m.
1,769	Production of oil and natural gas net of updating the natural gas conversion rate (a)	(kboe/d)	1,756	1,774	18	1.0
1,007	- Liquids	(kbbl/d)	1,000	995	(5)	(0.5)
4,374	- Natural gas	(mmcf/d)	4,344	4,466	122	2.4
622.8	Production sold	(mmboe)	308.4	312.7	n.m.	n.m.
622.8	Production sold net of updating the natural gas conversion rate (a)	(mmboe)	308.4	308.3	(0.1)
	Gas & Power
103.72	Worldwide gas sales	(bcm)	52.81	49.70	(3.11)	(5.9)
6.17	- of which E&P sales (b)	(bcm)	2.95	2.94	(0.01)	(0.3)
76.90	Gas volumes transported in Italy	(bcm)	38.11	43.06	4.95	13.0
33.96	Electricity sold	(TWh)	15.35	18.61	3.26	21.2
	Refining & Marketing
34.55	Refining throughputs on own account	(mmtonnes)	16.65	16.87	0.22	1.3
12.02	Retail sales of petroleum products in Europe	(mmtonnes)	5.86	5.62	(0.24)	(4.1)
5,986	Service stations in Europe at period end	(units)	6,018	6,017	(1)
2,477	Average throughputs of service stations in Europe	(kliters)	1,206	1,142	(64)	(5.3)
	Petrochemicals
6,521	Production	(ktonnes)	3,254	3,748	494	15.2
4,265	Sales of petrochemical products	(ktonnes)	2,118	2,477	359	16.9
	Engineering & Construction
9,917	Orders acquired	(euro million)	5,068	7,059	1,991	39.3
18,730	Order backlog at period end	(euro million)	19,015	20,404	1,389	7.3
78,417	Employees at period end	(units)	78,268	80,167	1,899	2.4

(a)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas. For further information see Basis of presentation to the condensed consolidated interim financial statements.
(b)	E&P sales include volumes marketed by the Exploration & Production division in Europe (1.32, 1.17 and 2.57 bcm for the first half of 2009 and 2010 and the full year 2009) and in the Gulf of Mexico (1.63, 1.77 and 3.60 bcm respectively in the first half of 2009 and 2010 and the full year 2009).

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Exploration & Production

Key performance indicators
First Half
2009	(euro million)	2009	2010

23,801	Net sales from operations (a)		11,828	14,569
9,120	Operating profit		4,152	6,698
9,484	Adjusted operating profit		4,237	6,560
3,878	Adjusted net profit		1,916	2,684
	Results also include:
7,365	- amortizations and depreciations		3,471	3,458
	of which:
1,551	- exploration expenditures		920	630
1,264	- amortizations of exploratory drilling expenditures and other		770	380
287	- amortizations of geological and geophysical exploration expenses		150	250
9,486	Capital expenditures		4,907	5,150
	of which:
1,228	- exploration expenditures (b)		732	515
7,478	- development expenditures		3,651	3,738
32,455	Adjusted capital employed, net at period end (c)		30,489	38,847
12.3	Adjusted ROACE (c)	(%)	21.6	13.4
	Production (d) (e)
1,007	Liquids	(kbbl/d)	1,000	995
4,374	Natural gas	(mmcf/d)	4,344	4,466
1,769	Total hydrocarbons	(kboe/d)	1,756	1,800
1,769	Hydrocarbon production net of updating the natural gas conversion rate		1,756	1,774
	Average realizations
56.95	Liquids	($/bbl)	48.30	71.63
5.62	Natural gas	($/mmcf)	6.05	5.77
46.90	Total hydrocarbons	($/boe)	42.83	54.26
10,870	Employees at period end	(units)	10,055	10,896

(a)	Before elimination of intragroup sales.
(b)	Includes exploration bonuses.
(c)	For a detailed explanation of adjusted capital employed and adjusted ROACE, see paragraph "Return On Average Capital Employed (ROACE)".
(d)	Includes Eni’s share of equity-accounted entities.
(e)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas. For further information see Basis of presentation to the condensed consolidated interim financial statements.

Mineral right portfolio and exploration activities

As of June 30, 2010, Eni’s mineral right portfolio consisted of 1,215 exclusive or shared rights for exploration and development in 40 Countries on five continents for a total acreage of 334,251 square kilometers net to Eni of which developed acreage of 42,905 square kilometers and undeveloped acreage of 291,346 square kilometers.
In the first half of 2010 total net acreage increased mainly due to acquisition of new leases in Angola, Pakistan and	Venezuela. Main decreases were in Australia, Brazil, Egypt, India, Italy, Norway, Pakistan, the United Kingdom and the United States due to release.
In the first half of 2010, a total of 24 new exploratory wells were drilled (12.4 of which represented Eni’s share), as compared to 37 wells completed in the first half of 2009 (22 of which represented Eni’s share).
Overall commercial success rate was 46% (45.7% net to Eni), as compared to 37% (36.4% net to Eni) in the first half of 2009.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Oil and natural gas interests

December 31, 2009	June 30, 2010

Total gross acreage (a)	Total gross acreage (a)	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total net acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Number of interests

EUROPE	51,561	47,990	17,918	30,072	29,973	11,795	18,178	306
Italy	27,178	26,585	11,641	14,944	21,430	9,692	11,738	167
Rest of Europe	24,383	21,405	6,277	15,128	8,543	2,103	6,440	139
Croatia	1,975	1,975	1,975		988	988		2
Norway	11,184	8,928	2,277	6,651	2,739	338	2,401	50
United Kingdom	5,165	4,443	2,025	2,418	1,333	777	556	81
Other countries	6,059	6,059		6,059	3,483		3,483	6
AFRICA	300,670	298,908	71,570	227,338	158,780	21,018	137,762	275
North Africa	85,545	80,552	31,008	49,544	44,426	13,523	30,903	116
Algeria	19,610	19,610	2,152	17,458	17,244	727	16,517	38
Egypt	23,097	18,104	4,445	13,659	6,744	1,571	5,173	54
Libya	36,374	36,374	17,947	18,427	18,164	8,951	9,213	13
Tunisia	6,464	6,464	6,464		2,274	2,274		11
West Africa	137,901	141,132	40,562	100,570	62,140	7,495	54,645	153
Angola	20,849	24,079	4,532	19,547	5,008	590	4,418	69
Congo	15,589	15,590	3,126	12,464	8,189	2,052	6,137	25
Gabon	7,615	7,615		7,615	7,615		7,615	6
Ghana	2,300	2,300		2,300	1,086		1,086	2
Mali	47,500	47,500		47,500	31,668		31,668	1
Nigeria	44,048	44,048	32,904	11,144	8,574	4,853	3,721	50
Other countries	77,224	77,224		77,224	52,214		52,214	6
ASIA	223,198	214,944	18,825	196,119	118,817	6,352	112,465	77
Kazakhstan	4,933	4,933	324	4,609	880	105	775	6
Rest of Asia	218,265	210,011	18,501	191,510	117,937	6,247	111,690	71
China	18,698	18,599	138	18,461	18,305	22	18,283	7
East Timor	9,999	9,999		9,999	7,999		7,999	5
India	28,164	26,829	303	26,526	9,635	143	9,492	13
Indonesia	27,675	25,789	1,735	24,054	15,104	656	14,448	12
Iraq	1,950	1,950	1,950		640	640		1
Iran	1,456	1,456	1,456		820	820		4
Pakistan	33,904	28,970	9,122	19,848	13,263	2,708	10,555	19
Russia	6,636	6,636	3,597	3,039	2,323	1,058	1,265	5
Saudi Arabia	51,687	51,687		51,687	25,844		25,844	1
Turkmenistan	200	200	200		200	200		1
Yemen	23,296	23,296		23,296	20,560		20,560	2
Other countries	14,600	14,600		14,600	3,244		3,244	1
AMERICA	21,971	21,983	4,682	17,301	11,402	3,064	8,338	542
Brazil	1,389	745		745	745		745	1
Ecuador	2,000	2,000	2,000		2,000	2,000		1
Trinidad & Tobago	382	382	382		66	66		1
United States	11,097	10,827	1,922	8,905	6,281	900	5,381	527
Venezuela	1,556	2,482	378	2,104	984	98	886	4
Other countries	5,547	5,547		5,547	1,326		1,326	8
AUSTRALIA AND OCEANIA	49,273	44,210	1,057	43,153	15,279	676	14,603	15
Australia	48,509	43,446	1,057	42,389	15,241	676	14,565	14
Other countries	764	764		764	38		38	1

Total	646,673	628,035	114,052	513,983	334,251	42,905	291,346	1,215

(a)	Square kilometers.
(b)	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

ENI INTERIM CONSOLIDATED REPORT / OPERATING REVIEW

Oil and gas production

In the first half of 2010, Eni’s reported liquids and gas production was 1,800 kboe/d which was calculated assuming a conversion rate of gas to barrel equivalent which was updated to 5,550 cubic feet of gas equals 1 barrel of oil. On a comparable basis, i.e. when excluding the effect of updating the gas conversion rate, production grew by 1%. Production increases were driven by organic growth achieved in Nigeria, Congo and the United States, new field start-ups and	production ramp-ups at fields which were started-up in 2009. Those trends were offset by planned facility shutdowns in the North Sea and in Kazakhstan, as well as mature field declines. Also, performance was affected by the combined negative impact associated with lower entitlements in Company’s PSAs due to higher oil prices net of lower OPEC restrictions (overall down 15 kboe/d). The share of oil and natural gas produced outside Italy was 90% (90% in the first half of 2009).

First Half
2009	2009	2010	Change	% Ch.

1,769	Production of oil and natural gas (a) (b) (c) (kboe/d)	1,756	1,800	n.m.	n.m.
169	Italy	171	184	13	7.6
247	Rest of Europe	251	225	(26)	(10.4)
573	North Africa	581	586	5	0.9
360	West Africa	337	395	58	17.2
115	Kazakhstan	120	114	(6)	(5.0)
135	Rest of Asia	144	123	(21)	(14.6)
153	America	134	149	15	11.2
17	Australia and Oceania	18	24	6	33.3
1,769	Production of oil and natural gas net of updating the natural gas conversion rate	1,756	1,774	18	1.0

First Half
2009	2009	2010	Change	% Ch.

1,007	Production of liquids (a) (kbbl/d)	1,000	995	(5)	(0.5)
56	Italy	55	61	6	10.9
133	Rest of Europe	135	122	(13)	(9.6)
292	North Africa	297	296	(1)	(0.3)
312	West Africa	299	329	30	10.0
70	Kazakhstan	73	68	(5)	(6.8)
57	Rest of Asia	66	37	(29)	(43.9)
79	America	65	73	8	12.3
8	Australia and Oceania	10	9	(1)	(10.0)

First Half
2009	2009	2010	Change	% Ch.

4,374	Production of natural gas (a) (b) (mmcf/d)	4,344	4,466	122	2.4
653	Italy	666	682	16	2.4
655	Rest of Europe	669	573	(96)	(14.3)
1,614	North Africa	1,632	1,609	(23)	(1.4)
274	West Africa	220	364	144	65.5
259	Kazakhstan	269	256	(13)	(4.8)
445	Rest of Asia	448	475	27	6.0
425	America	396	420	24	6.1
49	Australia and Oceania	44	87	43	97.7

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (312 and 299 mmcf/d in the first half of 2010 e 2009, respectively, and 300 mmcf/d in 2009).
(c)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas. For further information see Basis of presentation to the condensed consolidated interim financial statements.

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Liquid production (995 kbbl/d) declined by 5 kbbl/d from the first half of 2009 (down 0.5%). The main reductions reflected mature field declines, planned facility shutdowns in the North Sea and Kazakhstan as well as the combined negative impact associated with lower entitlements in Company’s PSAs due to higher oil prices net of lower OPEC restrictions. These negatives were partly offset by organic growth achieved in Nigeria, due to the ramp-up of the Oyo project (Eni’s interest 40%) and lower impact of disruptions resulting from security issues, Congo, due to the ramp-up of the Awa Paloukou project (Eni’s interest 90%) and the United States, due to the contribution of the Thunderhawk (Eni’s interest 25%), Leo (Eni’s interest 75%) and Longhorn (Eni’s interest 75%) projects.

Natural gas production (4,466 mmcf/d) increased by 122 mmcf/d from the first half of 2009 (up 2.4%).
The main increases were registered in Nigeria and the USA due to organic growth as well as in Congo due to the start-up of the M’Boundi IPP project (Eni’s interest 100%). Main decreases were registered in the North Sea and Egypt due to the planned facility shutdowns and mature field declines.

Oil and gas production sold net of updating the natural gas conversion rate amounted to 308.3 mmboe.
On a comparable basis, the difference over production (320.9 mmboe) reflected volumes of natural gas consumed in operations (9.8 mmboe).

Main exploration and development projects

ITALY
In March 2010, production started-up at the Annamaria B production platform (Eni operator with a 90% interest), located at the border with Croatian territorial waters. Full production is targeted at approximately 42 mmcf/d in the third quarter of 2010. Development projects progressed at the Bonaccia East, Guendalina, Capparuccia and Tresauro fields. Other activities were aimed at upgrading facilities and maintaining production levels by means of sidetracking and work over activities at the Barbara, Annalisa, Azalea and Gela fields as well as in the Val d’Agri concession (Eni’s interest 60.77%) where rigless activities were completed. Upgrading and integration activities of compression plants and treatment facilities were executed at the Crotone and Bronte plants.

REST OF EUROPE
Norway Exploration activities yielded positive results in: (i) the Prospecting License 128 (Eni’s interest 11.5%) with the Fossekal oil and gas discovery that will exploit synergies with the Norne (Eni’s interest 6.9%) production facilities; (ii) in the PL 473 license (Eni’s interest 29.4%) with the Flyndretind oil discovery.
Project is progressing at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. In February 2010, the EPC contract for the construction of FPSO has been awarded.
Development activities progressed on recent oil and gas discoveries near the Asgaard field (Eni’s interest 14.82%). In particular, the development plan of the Morvin discovery (Eni’s interest 30%) provides linkage to existing production facilities that will be upgraded. Production start-up is expected in the year with peak production at 15 kboe/d net to Eni in 2011. In the first half of 2010 the development plan of the Marulk discovery (Eni operator with a 20% interest) was started with production start-up scheduled for 2012.
Other ongoing projects aim at maintaining and optimizing production at the Ekofisk field by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.

United Kingdom Development activities concerned infilling actions at the Elgin/Franklin (Eni’s interest 21.87%), Joanne (Eni’s interest 33%) and Magnus (Eni’s interest 5%) fields. Pre-development activities continued at:
(i) the Burghley field (Eni’s interest 21.92%) with expected start-up in 2010; (ii) the Kinnoul oil and gas field (Eni’s interest 16.67%) to be developed in synergy with the production facilities of the Andrew field (Eni’s interest 16.21%) and expected start-up in 2012; (iii) the Jasmine gas field (Eni’s interest 33%) with expected start-up in 2012; and (iv) the Mariner field (Eni’s interest 8.89%) with production start-up in 2015.

NORTH AFRICA
Algeria Activities of the first half 2010 regarded mainly: (i) the development of the integrated Rom and Zea reserves following the area’s mineral potential revaluation. The project has been approved by the relevant authorities to complete development activities. Current production is collected at the Rom Central Production Facility (CPF) and delivered to the treatment plant in Bir Rebaa North. Drilling and work over activities progressed. An export pipeline and a new

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multiphase pumping system are under construction in compliance with applicable Country law to reduce gas flaring; (ii) the MLE and CAFC integrated project (Eni’s interest 75%) purchased in 2008 from the Canadian company First Calgary. The project regards the construction of natural gas treatment plant with a capacity of 350 mmcf/d, oil plant with a capacity of 35 kbbl/d as well as a NGL plant. Oil and natural gas production start-up is expected in 2012 and 2011 respectively, with a production plateau of approximately 33 kboe/d net to Eni by 2013. Drilling activities are underway; (iii) the El Merk project. EPC contracts for the development of facilities were awarded. Drilling activity started. Production start-up is expected in 2012.

Egypt Exploration activities yielded positive results with: (i) the El Qara gas discovery (Eni’s interest 75%), that was linked to the existing production facilities nearby; (ii) the Zaafaran East gas discovery (Eni’s interest 75%); and (iii) the Arcadia oil discovery (Eni’s interest 56%) whose production started-up at the end of July 2010.
In July 2010, Eni signed a Strategic Framework Agreement with the Egyptian Ministry of Petroleum for new upstream and downstream initiatives. The agreement provides for: (i) a joint study to evaluate a number of upstream activities in the Mediterranean basin and outside Egypt, including Gabon and Iraq; and (ii) an initiative to secure rights for Eni to acquire gas transportation capacity in the Arab Gas Pipeline system in compliance with the intergovernmental agreements.
In May 2010, Eni divested a 50% interest in the Ashrafi offshore field located in the Gulf of Suez. Eni will retain operatorship and a 50% interest.
In July 2010, production start-up was achieved at the Tuna field in the El Temsah concession (Eni operator with a 50% interest) with the finalization of development activities.
The basic engineering is ongoing at the Belayim field (Eni’s interest 100%) for the upgrading of water injection facilities to recover residual reserves. Other activities regarded the upgrading of the El Gamil plant by adding new capacity to support production as well as the second phase of the Denise field (Eni operator with a 50% interest).

Libya Main development activities underway concerned the Western Libyan Gas project (Eni’s interest 50%) for the monetization of gas reserves ratified in the strategic agreements between Eni and NOC. In particular activities are underway for maintaining gas production profiles at the Wafa and Bahr Essalam fields through increasing compression capacity at Wafa field and joint drilling additional wells.
Activities continued for the plan to monetize flaring gas and associated condensates from the Bouri oil field (Eni’s interest 50%) that will be pre-treated in the area and then delivered at the Mellitah plant for the final treatment and marketing. This project will clear the gas flaring at the two installed production platforms.

Tunisia Development in the first half concerned: (i) the operated Baraka field (Eni’s interest 49%) through the installation and start-up of production platform and the construction of an oil center for the onshore treatment of oil, gas and LPG; (ii) ramp-up of production at Maamoura field (Eni operator with a 49% interest).
An overall production peak at 11 kboe/d is expected in 2011.
Optimization of production continued at the Adam (Eni operator with a 25% interest), Djebel Grouz (Eni’s interest 50%), Oued Zar (Eni’s interest 50%) and El Borma (Eni’s interest 50%) fields.

WEST AFRICA
Angola Exploration activities yielded positive results in the operated Block 15/06 (Eni’s interest 35%) with the Cinguvu, Cabaça and Mpungi oil discoveries.
The discovery activity was completed ahead of schedule with commitments increasing the initial resource estimation to develop the East Hub and West Hub projects. The West Hub concept definition (FEED) activity is ongoing and the final investment decision is expected before year end. The evaluation phase of East Hub progressed.
Within the activities for reducing gas flaring in Block 0 (Eni’s interest 9.8%) ongoing projects include: (i) the linkage to the treatment facilities, LPG mining, the construction of facilities for gas lift and re-injection in Area A. Work continued at the Malongo plant; (ii) the installation of a second compression unit at the Nemba field in the Area B.
Development activity progressed at Mafumeira field (Eni’s interest 9.8%) which was started-up in 2009. In the first half of 2010 the production plateau of 45 kbbl/d was achieved.
Ongoing activities in the Development Areas of the former Block 14 (Eni’s interest 20%) concerned: (i) drilling activities at the Tombua-Landana fields to achieve the production plateau in the year; (ii) infilling activities at the Benguela/Belize and Lobito/Tomboco fields.
Main projects underway in the Development Areas of the former Block 15 (Eni’s interest 20%) regarded: (i) basic engineering and procurement activities at the satellites of Kizomba project-phase 1, with start-up

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expected before mid of 2012; (ii) the completion of the subsea phase of the Gas Gathering project, entailing the construction of a pipeline collecting all the gas in the block to be delivered to the A-LNG plant.

Congo Activities on the M’Boundi operated field (Eni’s interest 83%) moved forward with the revision of the production schemes and layout with the application of advanced recovery techniques and a design to monetize associated gas within the activities for reducing flared gas. Eni signed a long term agreement to supply associated gas from the M’Boundi field to feed three facilities in the Pointe Noire area: (i) the potassium plant, owned by Canadian Company MAG Industries and under construction; (ii) the Djeno existing power plant (CED - Centrale Electrique du Djeno); (iii) the new power plant built at Cote Mateve (CEC - Centrale Electrique du Congo – Eni’s interest 20%). These facilities will also receive gas in the future from the offshore discoveries of the Marine XII permit.
The development activities to build the CEC power plant moved forward as scheduled in the cooperation agreement signed by Eni and the Republic of Congo in 2007, and the start-up of the first turbo-generator occurred at the end of March 2010. The start-up of the second turbo-generator is expected in the third quarter of 2010.

Nigeria In Blocks OML 60, 61, 62 and 63 (Eni operator with a 20% interest), within the activities aimed at guaranteeing production to feed gas to the Bonny liquefaction plant (Eni’s interest 10.4%), a new compressor plant was started up aiming to feed gas for the liquefaction trains 4 and 5, amounting to 311 mmcf/d (60 mmcf/d net to Eni).
Flaring down of the Ebocha oil plant was completed.
In Block OML 28 (Eni’s interest 5%) natural gas production started-up at the integrated oil and gas project in the Gbaran-Ubie area with the completion of the first treatment unit. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of about 1 bcf/d of gas and 120 kbbl/d of liquids, the drilling of producing wells and the construction of a pipeline to carry the gas to the Bonny liquefaction plant.

KAZAKHSTAN
Kashagan The phase-one of the Kashagan project (the so-called "Experimental Program") progressed. The 76% of the development activities was completed at the end of June 2010. The starting production capacity is planned at 150 kbbl/d. In the following 12-15 months the treatment and compression plant for gas re-injection will be completed reaching an installed production capacity of 370 kbbl/d. Subsequently, production capacity of phase-one is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of phase-two offshore facilities.
Phase 2 is actually in the stage of Front End Engineering Design (FEED).

Karachaganak The fourth treatment unit has been progressing to completion and will enable to increase export of oil volumes to European markets. Currently non stabilized oil production is delivered to the Orenburg terminal. The development activities of the Uralsk Gas Pipeline are ongoing. This new infrastructure, with a length of 150 kilometers, will link the Karachaganak field to the Kazakhstan gas network. Start-up is expected at the end of the year.

REST OF ASIA
Indonesia Exploration activity yielded positive results in the Muara Bakau permit (Eni operator with a 55% interest), located offshore Borneo, where the Jangkrik 2 appraisal well significantly increased the initial reserve evaluations.
Eni is also involved in the ongoing joint development of the oil and gas discoveries in the Bukat permit (Eni operator with a 66.25% interest) and the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%).
In the first half of 2010 the preparatory phase of exploration activities started-up in the Sanga Sanga PSC (Eni’s interest 37.8%) for the production of coal bed methane. In case of commercial discovery, the project will benefit the opportunities of synergy provided by the existing production and treatment facilities in addition to feeding the Bontang LNG plant.

Iraq On January 22, 2010, Eni leading a consortium of international companies and the Iraqi National Oil Companies, South Oil and Missan Oil signed a technical service contract, under a 20-year term with an option for further 5 years, to develop the Zubair oil field (Eni 32.8%). The field was awarded to the Eni-led consortium following a successful first bid round and was offered under a competitive bid starting on June 30, 2009. The partners of the project plan to gradually increase production to a target plateau level of 1.2 mmbbl/d over the next six years. The contract provides that the consortium will earn a remuneration fee on the incremental oil production once production has been raised by 10% from its current level of approximately

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180 kbbl/d and will recover its expenditures through a cost recovery production.
Development provides for two phases: (i) Rehabilitation plan, approved in June 2010, aimed at improving the current production level and the knowledge of the reservoir; (ii) Redevelopment plan allowing to reach the scheduled targets.

Iran In the first half of 2010 activities progressed at the Darquain project which related to plant commissioning and start-up in view of making formal hand over of operations to local partners. Darquain was the sole Eni-operated project in the Country.

Pakistan Exploration activity yielded positive results with the Latif North 1 appraisal well (Eni’s interest 33.33%) with expected start-up during the year.
Development activities concerned: (i) the Bhit field (Eni operator with a 40% interest) with the ongoing installation of a compressor plant aimed at maintaining current production plateau; (ii) the Sawan field (Eni’s interest 23.68%) with the start-up of a new compressor plant; (iii) the Zamzama permit (Eni’s interest 17.75%) with the construction of the third treatment plant for the production of HVC gas aimed at optimizing current production.

AMERICA
Trinidad & Tobago The main development project concerns the Poinsettia, Bougainvillea and Heliconia fields in the North Coast Marine Area 1 (Eni’s interest 17.4%). The project provides for the installation of a production platform on the Poinsettia field and the linkage to the Hibiscus treatment facility which was already upgraded. Start-up is expected in 2010.

United States The development plan of the Appaloosa discovery (Eni’s interest 100%) was completed in synergy with the Longhorn production facilities (Eni’s interest 75%). Production start-up, pending to approval of relevant authorities, is expected during the year with production peaking at 1.5 kboe/d.
Other ongoing activities concerned the phased development plan of the Nikaitchuq operated field (Eni’s interest 100%), located in North Slope basins in Alaska. First oil is expected in 2011 with peaking production at 28 kbbl/d.

Venezuela Exploration activities yielded positive results with the Perla 2 appraisal well, located in the Cardon IV Block (Eni’s interest 50%) in the Gulf of Venezuela.
The results exceeded the initial resource estimation by 30%. The development plan provides for a production target of approximately 353 mmcf/d in 2013.
On January 26, 2010 Eni and the Venezuelan National Oil Company PDVSA signed an agreement for the joint development of the giant field Junin 5 with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. Production start-up is planned for 2013 at an initial level of 75 kbbl/d and a long term production plateau of 240 kboe/d is targeted.
In June 2010 Eni was awarded gas exploration and development permits with a 40% interest in Punta Pescador and Gulf of Paria West, the latter coinciding with the Corocoro oil field area (Eni’s interest 26%). Commitment activities are under negotiation with the relevant authorities

AUSTRALIA AND OCEANIA
Australia Ongoing activities concerned further development phase (phase 2) of the Bayu Undan field (Eni’s interest 10.99%) aimed at increasing liquids production and maintaining the field’s production profile.
Following approval of relevant authorities, Eni started the development project of the Kitan oil field (Eni’s operator with a 40% interest) with production start-up expected in 2011. The field is located in the cooperation zone between East Timor and Australia (Joint Development Area - JPDA).

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Capital expenditures

Capital expenditures of the Exploration & Production division (euro 5,150 million) concerned development of oil and gas reserves (euro 3,738 million) directed mainly outside Italy, in particular in Congo, Kazakhstan, the United States, Algeria, Angola, Egypt and Norway. Development expenditures in Italy concerned the well drilling program and facilities upgrading in Val d’Agri as well as sidetrack and work over activities in mature fields.	About 97% of exploration expenditures that amounted to euro 515 million were directed outside Italy in particular to the United States, Angola, Indonesia, Ghana and Pakistan. In Italy, exploration activities were directed mainly to the offshore of Sicily.

As compared to the first half of 2009, capital expenditures increased by euro 243 million, up 5%, due to higher development expenditures mainly in Algeria, Congo, Norway and the United States.

(euro million)	First Half
2009	2009	2010	Change	% Ch.

749	Italy	398	327	(71)	(17.8)
792	Rest of Europe	362	431	69	19.1
2,058	North Africa	1,134	1,692	558	49.2
2,495	West Africa	1,142	1,223	81	7.1
1,113	Kazakhstan	521	507	(14)	(2.7)
663	Rest of Asia	346	252	(94)	(27.2)
1,129	America	699	632	(67)	(9.6)
487	Australia and Oceania	305	86	(219)	(71.8)
9,486		4,907	5,150	243	5.0

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Gas & Power

Key performance indicators
First Half
2009	2009	2010

30,447	Net sales from operations (a)	(euro million)	17,468	14,668
3,687	Operating profit		2,116	1,908
3,901	Adjusted operating profit		2,053	1,896
1,721	Marketing		987	665
1,796	Regulated businesses in Italy (b)		859	1,014
384	International transport		207	217
2,916	Adjusted net profit		1,485	1,476
4,403	EBITDA pro-forma adjusted		2,541	2,257
2,392	Market		1,558	1,155
1,345	Regulated businesses in Italy		644	729
666	International transport		339	373
1,686	Capital expenditures		751	677
25,024	Adjusted capital employed, net at period end (c)		23,614	25,539
12.3	Adjusted ROACE (c)	(%)	11.1	11.8
103.72	Worldwide gas sales	(bcm)	52.81	49.70
6.17	of which: E&P sales (d)		2.95	2.94
76.90	Gas volumes transported in Italy	(bcm)	38.11	43.06
33.96	Electricity sold	(TWh)	15.35	18.61
11,404	Employees at period end	(units)	11,623	11,326

(a)	Before elimination of intragroup sales.
(b)	From January 1, 2010, amortization and depreciation in the transportation business segment were determined taking into account an increase in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority for Electricity and Gas for tariff purposes. Taking into account the ways of recognizing tariff components linked to new amortization and depreciation, the company decided to adjust the useful life of these assets in line with the conventional tariff duration.
(c)	For a detailed explanation of adjusted capital employed and adjusted ROACE, see paragraph "Return On Average Capital Employed (ROACE)".
(d)	E&P sales include volumes marketed by the Exploration & Production division in Europe (1.32, 1.17 and 2.57 bcm respectively in the first half of 2009 and 2010 and the full year 2009) and in the Gulf of Mexico (1.63, 1.77 and 3.60 bcm respectively in the first half of 2009 and 2010 and the full year 2009).

NATURAL GAS
Supply of natural gas

In the first half of 2010, Eni’s consolidated subsidiaries supplied 41.65 bcm of natural gas, including 8.84 bcm supplied by Distrigas. This represented a decrease of 2.42 bcm, or 5.5% from the first half of 2009, reflecting a decline in natural gas sales. Gas volumes supplied outside Italy (38.03 bcm from consolidated companies), imported in Italy or sold outside Italy, represented 90% of total supplies, a decrease of 2.56 bcm, or 6.3%, from the first half of 2009, mainly due to lower volumes purchased from Russia, where Eni reduced its off-takes in particular volumes directed to Italy (down 3.43 bcm). In the first half of 2010 higher volumes were purchased	from the Netherlands (up 1.23 bcm) and Norway (up 0.62 bcm). Supplies in Italy (3.62 bcm) increased by 0.14 bcm from the first half of 2009, or 4%. In the first half of 2010, main gas volumes from equity production derived from: (ii) Italian gas fields (3.3 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline. In the first half of 2010 these two fields supplied 1.3 bcm net to Eni; (iii) certain Eni fields located in the British and Norwegian sections of the North Sea (1.4 bcm); and (iv) other European areas (in particular Croatia with 0.3 bcm).

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The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Supply of natural gas
(bcm)	First Half
2009	2009	2010	Change	% Ch.

6.86	ITALY	3.48	3.62	0.14	4.0
22.02	Russia	9.91	5.10	(4.81)	(48.5)
13.82	Algeria (including LNG)	8.02	8.35	0.33	4.1
9.14	Libya	4.83	4.92	0.09	1.9
11.73	Netherlands	5.39	6.62	1.23	22.8
12.65	Norway	6.10	6.72	0.62	10.2
3.06	United Kingdom	1.50	1.76	0.26	17.3
0.63	Hungary	0.34	0.27	(0.07)	(20.6)
2.91	Qatar (LNG)	1.50	1.50
4.49	Other supplies of natural gas	2.35	2.28	(0.07)	(3.0)
1.34	Other supplies of LNG	0.65	0.51	(0.14)	(21.5)
81.79	OUTSIDE ITALY	40.59	38.03	(2.56)	(6.3)
88.65	Total supplies of Eni’s consolidated subsidiaries	44.07	41.65	(2.42)	(5.5)
1.25	Offtake from (input to) storage	1.75	0.83	(0.92)	(52.6)
(0.30)	Network losses, measurement differences and other changes	(0.13)	(0.11)	0.02	15.4
89.60	AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	45.69	42.37	(3.32)	(7.3)
7.95	Available for sale by Eni’s affiliates	4.17	4.39	0.22	5.3
6.17	E&P volumes	2.95	2.94	(0.01)	(0.3)
103.72	TOTAL AVAILABLE FOR SALE	52.81	49.70	(3.11)	(5.9)

Sales of natural gas

In the first half of 2010, worldwide natural gas sales of 49.70 bcm, including own consumption, sales by affiliates and E&P sales in Europe and in the Gulf of Mexico, declined from the first half of 2009 (down 3.11 bcm, or 5.9%) mainly due to the significant decline in gas sales in Italy and increasing competitive pressures in the power generation, industrial and wholesalers segment. These decreases were partially offset by steady trends in sales on the European markets.

Natural gas sales in Italy were 17.14 bcm (including own consumption and sales by affiliates), a decline of 3.97 bcm from 2009, or 18.8%, due to strong competitive pressures and to oversupply conditions characterizing the marketplace. Eni suffered lower sales in almost all of its segments, including the power generation business (down 3.42 bcm) and, at a lower extent, wholesalers (down 1.17 bcm) and industrial customers (down 1 bcm). Sales volumes to the residential sector (3.87 bcm) were nearly unchanged, while sales to medium-sized enterprises and services posted a small increase (up 0.06 bcm).

International sales were up 0.86 bcm, or 2.7%, to 32.56 bcm, benefiting from organic growth achieved on target markets in the Rest of Europe, particularly in France (up 0.65 bcm), Belgium (up 0.60 bcm), Germany/Austria (up 0.39 bcm) and in Northern Europe (up 0.31 bcm).
Sales decreases were recorded in Turkey (down 0.87 bcm), Hungary (down 0.11 bcm) and to importers in Italy (down 0.42 bcm).

Sales to markets outside Europe (1.14 bcm) increased by 0.22 bcm from the first half of 2009.

E&P sales in Europe and the Gulf of Mexico (2.94 bcm) were stable.

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Gas sales by market
(bcm)	First Half
2009	2009	2010	Change	% Ch.

40.04	ITALY	21.11	17.14	(3.97)	(18.8)
5.92	Wholesalers	3.75	2.58	(1.17)	(31.2)
1.30	Gas release	0.65	0.54	(0.11)	(16.9)
2.37	Italian gas exchange and spot markets	0.39	1.75	1.36	..
7.58	Industries	4.09	3.09	(1.00)	(24.4)
1.08	Medium-sized enterprises and services	0.60	0.66	0.06	10.0
9.68	Power generation	5.00	1.58	(3.42)	(68.4)
6.30	Residential	3.87	3.87
5.81	Own consumption	2.76	3.07	0.31	11.2
63.68	INTERNATIONAL SALES	31.70	32.56	0.86	2.7
55.45	Rest of Europe	27.83	28.48	0.65	2.3
10.48	Importers in Italy	5.77	5.35	(0.42)	(7.3)
44.97	European markets	22.06	23.13	1.07	4.9
6.81	Iberian Peninsula	3.25	3.33	0.08	2.5
5.36	Germany-Austria	2.68	3.07	0.39	14.6
14.86	Belgium	7.26	7.86	0.60	8.3
2.58	Hungary	1.46	1.35	(0.11)	(7.5)
4.31	Northern Europe	1.98	2.29	0.31	15.7
4.79	Turkey	2.32	1.45	(0.87)	(37.5)
4.91	France	2.36	3.01	0.65	27.5
1.35	Other	0.75	0.77	0.02	2.7
2.06	Extra European markets	0.92	1.14	0.22	23.9
6.17	E&P sales in Europe and in the Gulf of Mexico	2.95	2.94	(0.01)	(0.3)
103.72	WORLDWIDE GAS SALES	52.81	49.70	(3.11)	(5.9)

Gas sales by entity
(bcm)	First Half
2009	2009	2010	Change	% Ch.

89.60	Total sales of subsidiaries	45.69	42.26	(3.43)	(7.5)
40.04	Italy (including own consumption)	21.11	17.11	(4.00)	(18.9)
48.65	Rest of Europe	24.20	24.71	0.51	2.1
0.91	Outside Europe	0.38	0.44	0.06	15.8
7.95	Total sales of Eni’s affiliates (net to Eni)	4.17	4.50	0.33	7.9
	Italy		0.03	0.03	..
6.80	Rest of Europe	3.63	3.77	0.14	3.9
1.15	Outside Europe	0.54	0.70	0.16	29.6
6.17	E&P in Europe and in the Gulf of Mexico	2.95	2.94	(0.01)	(0.3)
103.72	WORLDWIDE GAS SALES	52.81	49.70	(3.11)	(5.9)

POWER
Availability of electricity

Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano.
In the first half of 2010, power generation was 12.58 TWh, up 1.36 TWh, or 12.1% from the corresponding period of 2009, mainly due to higher production in particular at the Brindisi plant.
Power availability in the first half of 2010 was supported by the growth in electricity trading activity (up 1.9 TWh, or 46%) due to higher volumes traded on the Italian power exchange.
As of June 30, 2010, installed operational capacity was 5.3 GW1.

_______________

(1)	Capacity available after completion of dismantling of obsolete plants.

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Power sales

In the first half of 2010, electricity sales of 18.61 TWh were directed to the free market (70%), the Italian power exchange (19%), industrial sites (8%) and others (3%).
Power sales increased by 21.2% from the first half of 2009 driven by a slight recovery in electricity demand	and mainly related to higher volumes traded on the Italian power exchange (up 2.06 TWh). Sales on open markets and to industrial plants benefited from a greater availability of power generated by Eni’s plants and volumes traded.

Power sales
(TWh)	First Half
2009	2009	2010	Change	% Ch.

24.09	Power generation	11.22	12.58	1.36	12.1
9.87	Trading of electricity (a)	4.13	6.03	1.90	46.0
33.96		15.35	18.61	3.26	21.2
24.74	Free market	12.44	12.97	0.53	4.3
4.70	Italian Exchange for electricity	1.48	3.54	2.06	..
2.92	Industrial plants	1.43	1.56	0.13	9.1
1.60	Other (a)		0.54	0.54	..
33.96	Power sales	15.35	18.61	3.26	21.2

(a)	Include positive and negative imbalances.

Transport and regasification of natural gas

Volumes of gas transported in Italy (43.06 bcm in the first half of 2010) increased by 4.95 bcm from the first half of 2009, or 13%), reflecting a recovery in the domestic gas demand.
Eni transported 25.52 bcm of natural gas on behalf of third parties, up 7.45 bcm from the first half of 2009, or 41.2%.

In the first half of 2010, the LNG terminal in Panigaglia (La Spezia) regasified 1.11 bcm of natural gas (up 0.47 bcm, or 73.4%, from the first half of 2009).

Storage

In the first half of 2010, 4.84 bcm of gas were offtaken (down 1.21 bcm from the first half of 2009) while 3.81 bcm were input to Company’s storage deposits, a decrease of 0.49 bcm compared to the same period of 2009.
Storage capacity amounted to 14.2 bcm, of which 5 bcm were destined to strategic storage.
The share of modulation storage capacity used by third parties was about 76% (64% in the first half of 2009).

Storage
First Half
2009	2009	2010	Change	% Ch.

16.52	Total offtake from (input to) storage:	(bcm)	10.35	8.65	(1.70)	(16.4)
7.81	- input to storage		4.30	3.81	(0.49)	(11.4)
8.71	- offtake from storage		6.05	4.84	(1.21)	(20.0)
70	Modulation capacity: share utilized by third parties	(%)	64	76	12	18.8
56	Total customers	(No.)	49	63	14	28.6

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Main development projects
for the first half of 2010

Marketing
Divestment of Gas Brasiliano Distribuidora SA
On May 27, 2010 Eni signed a preliminary agreement to divest its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in Brazil, to Petrobras Gàs, a fully owned subsidiary of Petróleo Brasileiro ("Petrobras"). Total cash consideration is expected to amount to $250 million. The completion of the transaction is subject to approval of the relevant Brazilian authorities.

International transport
Sale of 25% of the share capital of GreenStream BV
On April 27, 2010, Eni sold to NOC (Libyan National Oil Corporation) a 25% stake in the share capital of GreenStream BV, the company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya. Following the decrease of Eni’s shareholding in the company to 50% and the implementation of renewed shareholders arrangements, Eni no longer controls the company and it has therefore been excluded from the consolidation area as of May 1, 2010.
GreenStream BV operates the import gas pipeline from Libya which in 2009 transported approximately 9 bcm. The company is part of the Western Libyan Gas Project which includes a 520-kilometer long gas underwater pipeline with a diameter of 32 inches, a compression station in Mellitah and a terminal in Gela in Sicily, the point of entry into the Italian natural gas transport system managed by Snam Rete Gas. In 2009 the pipeline was upgraded by 3 bcm/y, which are expected to come fully on stream in 2010, bringing total capacity to 11 bcm/y.

South Stream
On June 18, 2010 Eni and Gazprom signed a Memorandum of Understanding to define terms and conditions for the French company EDF entering the South Stream project. As part of the agreement, EDF is expected to acquire an interest in the venture that is planning to build a new infrastructure to transport Russian gas across the Black Sea and Bulgaria to European markets.

Regulatory framework

Framework legislative decree containing measures for increasing competition in the natural gas market and transferring the ensuing benefits to final customers according to Article 30, lines 6 and 7, of Law 23 July, 2009, No. 99
Implementing the provisions of Law 99/2009, on April 23, 2010, the Italian Council of Ministers approved a framework decree for introducing a system of wholesale market shares for operators inputting natural gas in the Italian transport network which substitutes the existing antitrust ceilings introduced by Legislative Decree No. 164/2000 due to expire at the end of 2010, also identifying new measures for increasing competition in the natural gas market. This draft decree has been examined and approved by the relevant parliamentary commissions, under certain conditions, and is awaiting finalization.
The decree provides that antitrust ceilings be calculated with reference to the market share of each operator and no longer to the amount of natural gas input by that subject into the national network. Market shares are going to be calculated starting from this input amount which will be increased with the purchases and sales of each operator under a method to be defined. Said market share will be not lower than the amount input to the network. Operators in the natural gas market will have to comply with a maximum share of 40% of domestic consumption. A mechanism of gas release is provided in case an operator fails to comply with the mandatory ceilings on the market share. The incumbent operator will be allowed to increase its threshold to 60% if it commits itself to developing new storage capacity of 4 billion cubic meters. In this case, this operator will: (i) allow third parties (such as industrial customers, groups of companies, consortia of final customers) to participate in the construction of storage infrastructure either by means of direct investment or of long term contracts for storage services; (ii) respect the mechanism of advancement of benefits under conditions and volumes defined by the Ministry of Economic Development and the Authority for Electricity and Gas (AEEG).
The decree also introduces measures aiming at regulating the upgrading of strategic infrastructure such as regasification terminals and gas pipelines, at increasing storage capacity, supporting the security of supplies and increasing flexibility in the gas system, in addition to transferring the benefits deriving from a more open market to end users.

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Eni’s management is monitoring this area and evaluating any possible financial or economic impact associated with the proposed measures.

Resolution ARG/gas 89/10 - Change in the criteria for determining and upgrading tariffs applied to residential customers
Following a consultation procedure initiated by the Authority for Electricity and Gas with DCO 5/10 consultation document regarding the mechanism used to determine and update the tariffs for supplying residential users with consumption lower than 200 thousands of cubic meters, on June 18, 2010, the Authority published a resolution, ARG/gas 89/10, applied to the October 1, 2010-September 30, 2011 thermal year, providing for a 7.5% reduction in the raw material cost component of those supplies reflecting the current scenario of the Italian gas market in terms of supply, the impact of the economic downturn and the potential outcomes of the renegotiation of long-term supply contracts on part of Italian importers.
Considering the new calculation does not cover supply costs of an efficient portfolio of long-term contracts and considering the relevant impact on its consolidated accounts deriving from this new resolution, Eni’s management is considering an appeal against the ARG/gas 89/10 resolution.

Negotiation Platform for gas trading
On March 18, 2010 the Ministry for Economic Development published a decree that implements a trading platform for natural gas starting from May 10, 2010 aimed at increasing competition and flexibility on wholesale markets. Management and organization of this platform are entrusted to an independent operator, the GME (Gestore del Mercato Elettrico).
This trading platform will evolve into a more structured gas exchange, effective from October 1, 2010.
Currently on this platform, certain volumes of gas are traded that correspond to the legal obligations on part of Italian importers and producers as per Law Decree No. 7/2007. Under these provisions, importers from non European countries were expected to supply given amounts of gas to the virtual exchange in order to receive permission to import. Eni is required to offer at that platform about 40 mmcm, completing the offer obligation related to the volumes imported in thermal year October 1, 2008-September 30, 2009 that had been submitted to the virtual exchange in 2009, as well as approximately 150/160 mmcm related to the October 1, 2009-September 30, 2010 thermal year.
Operators, also non importers, are allowed to negotiate additional gas volumes over the compulsory amounts on the platform according to the supply rules determined by the Authority for Electricity and Gas.
With a later administrative measure, also royalties due to the Italian state by gas producers will be traded on the virtual exchange.

European Directive No. 2009/73/CE of the European Parliament and Council on common regulations for the internal natural gas market
On July 13, 2009 European Directive No. 2009/73/CE on the regulation of the internal natural gas market was issued. Member states are expected to implement it in their legislation by March 3, 2011 and to choose one of two options for guaranteeing the independence of transport companies.
The two options provided are:
(i) Separation of ownership under two alternative modes:
- Ownership Unbundling (OU): the company that owns the networks and manages transport activities is unbundled from its integrated parent company that will retain supply/production and sale activities;
- Independent System Operator (ISO): the vertically integrated company retains ownership of the networks but confers their management to a third independent party.
(ii) Strengthened functional separation:
- Independent Transmission Operator (ITO): the vertically integrated company retains control of the company that manages transport activities and owns transport networks, provided the vertically integrated company refrains from interfering in the decision making process of the controlled carrier company.
While respecting the functional unbundling rules in force, as per AAEG Resolution No. 11/2007 as amended, Eni is monitoring the evolution of European rules and the possible economic and financial impacts associated with this matter.

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Capital expenditures

In the first half of 2010, capital expenditures in the Gas & Power segment totaled euro 677 million and mainly related to: (i) developing and upgrading Eni’s transport network in Italy (euro 342 million); (ii) developing and upgrading Eni’s distribution network in Italy (euro 123 million); (iii) developing and upgrading Eni’s storage	capacity in Italy (euro 96 million); (iv) completion of construction of combined cycle power plants (euro 55 million), in particular at the Ferrara site; (v) development of the project intended to build an offshore storage facility in the Hewett area (Eni’s interest 89%) located in the Southern Gas Basin in the North Sea, near the Bacton terminal.

Capital expenditures	(euro million)	First Half
2009	2009	2010	Change	% Ch.

175	Marketing	55	110	55	100.0
1,479	Regulated businesses in Italy	676	561	(115)	(17.0)
919	Transport	400	342	(58)	(14.5)
278	Distribution	144	123	(21)	(14.6)
282	Storage	132	96	(36)	(27.3)
32	International transport	20	6	(14)	(70.0)
1,686		751	677	(74)	(9.9)

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Refining & Marketing

Key performance indicators
First Half
2009	(euro million)	2009	2010

31,769	Net sales from operations (a)		14,121	20,255
(102)	Operating profit (b)		287	360
(357)	Adjusted operating profit		(51)	(146)
(197)	Adjusted net profit		(31)	(49)
635	Capital expenditures		217	267
7,560	Adjusted capital employed, net at period end (c)		8,539	7,932
(2.6)	Adjusted ROACE (c)	(%)	4.1	(2.8)
34.55	Refinery throughputs on own account	(mmtonnes)	16.65	16.87
60	Conversion index	(%)	59	62
747	Balanced capacity of refineries	(kbbl/d)	757	747
12.02	Retail sales of petroleum products in Europe	(mmtonnes)	5.86	5.62
5,986	Service stations in Europe at period end	(units)	6,018	6,017
2,477	Average throughput per service station in Europe	(kliters)	1,206	1,142
8,166	Employees at period end	(units)	8,371	8,083

(a)	Before elimination of intragroup sales.
(b)	From January 1, 2010, management has reviewed the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review.
(c)	For a detailed explanation of adjusted capital employed and adjusted ROACE, see paragraph "Return On Average Capital Employed (ROACE)".

Supply and trading

In the first half of 2010, a total of 32.84 mmtonnes of crude were purchased by the Refining & Marketing division (32.72 mmtonnes in the first half of 2009), of which 14.77 mmtonnes from Eni’s Exploration & Production division. Volumes amounting to 10.08 mmtonnes were purchased on the spot market, while 7.99 mmtonnes were purchased under long-term supply contracts with producing countries. Approximately 23% of crude purchased in the first half of 2010 came from Russia, 23% from West Africa, 12% from the North Sea, 13% from the Middle East, 11% from North Africa, 5% from Italy, and 13% from other areas.	In the first half of 2010 some 17.40 mmtonnes of crude purchased were marketed, a slight increase from the same period of 2009 (approximately up 180 ktonnes, or 1%). In addition, 1.61 mmtonnes of intermediate products were purchased (1.54 mmtonnes in the first half of 2009) to be used as feedstock in conversion plants and 7.16 mmtonnes of refined products (6.97 mmtonnes in the first half of 2009) were purchased to be sold on markets outside Italy (4.83 mmtonnes) and on the domestic markets (2.33 mmtonnes) as a complement to available production.

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Purchases	(mmtonnes)	First Half
2009	2009	2010	Change	% Ch.

	Equity crude oil
29.84	Eni’s production outside Italy	15.62	13.17	(2.45)	(15.7)
2.91	Eni’s production in Italy	1.45	1.60	0.15	10.3
32.75		17.07	14.77	(2.30)	(13.5)
	Other crude oil
14.94	Purchases on spot markets	6.37	10.08	3.71	58.2
19.71	Purchases under long-term contracts	9.28	7.99	(1.29)	(13.9)
34.65		15.65	18.07	2.42	15.5
67.40	Total crude oil purchases	32.72	32.84	0.12	0.4
2.92	Purchases of intermediate products	1.54	1.61	0.07	4.5
13.98	Purchases of products	6.97	7.16	0.19	2.7
84.30	TOTAL PURCHASES	41.23	41.61	0.38	0.9
(0.96)	Consumption for power generation	(0.46)	(0.47)	(0.01)	2.2
(1.64)	Other changes (a)	(1.42)	(1.10)	0.32	(22.5)
81.70		39.35	40.04	0.69	1.8

(a)	Includes change in inventories, decrease in transportation, consumption and losses.

Refining

Availability of refined products	(mmtonnes)	First Half
2009	2009	2010	Change	% Ch.

24.02	At wholly-owned refineries	11.62	12.40	0.78	6.7
(0.49)	Less input on account of third parties	(0.25)	(0.25)
5.87	At affiliated refineries	2.79	2.15	(0.64)	(22.9)
29.40	Refinery throughputs on own account	14.16	14.30	0.14	1.0
(1.60)	Consumption and losses	(0.80)	(0.75)	0.05	(6.3)
27.80	Products available for sale	13.36	13.55	0.19	1.4
3.73	Purchases of refined products and change in inventories	1.17	2.26	1.09	93.2
(3.89)	Products transferred to operations outside Italy	(1.17)	(2.35)	(1.18)	..
(0.96)	Consumption for power generation	(0.46)	(0.47)	(0.01)	2.2
26.68	Sales of products	12.90	12.99	0.09	0.7
	OUTSIDE ITALY
5.15	Refinery throughputs on own account	2.49	2.57	0.08	3.2
(0.25)	Consumption and losses	(0.13)	(0.11)	0.02	(15.4)
4.90	Products available for sale	2.36	2.46	0.10	4.2
10.12	Purchases of refined products and change in inventories	5.70	4.84	(0.86)	(15.1)
3.89	Products transferred from Italian operations	1.17	2.35	1.18	..
18.91	Sales of products	9.23	9.65	0.42	4.6
34.55	Refinery throughputs on own account	16.65	16.87	0.22	1.3
5.11	of which: refinery throughputs of equity crude on own account	2.67	2.59	(0.08)	(3.0)
45.59	Total sales of refined products	22.13	22.64	0.51	2.3
36.11	Crude oil sales	17.22	17.40	0.18	1.0
81.70	TOTAL SALES	39.35	40.04	0.69	1.8

In the first half of 2010, refining throughputs on own account in Italy and outside Italy were 16.87 mmtonnes, up approximately 220 ktonnes from the first half of 2009, or 1.3%. Volumes processed in Italy registered an increase from the same period of 2009	due to refinery downtimes registered in Livorno and Gela plants, mainly due to re-scheduling of maintenance activities to capture upsides relating to a more favorable scenario in the second quarter.
Volumes processes outside Italy increased by

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approximately 80 ktonnes, or up 3.2%, in particular due to higher volumes processed in the Czech Republic in response to the recovery of market demand.
Total throughputs at wholly-owned refineries (12.40 mmtonnes) increased by approximately 780 ktonnes, up 6.7%, from the first half of 2009, resulting in a 90% utilization rate as a consequence of the end of some processing contracts on account of third parties.
Approximately 16.8% of volumes of processed crude were supplied by Eni’s Exploration & Production segment (17.9% in the first half of 2009) representing	a 1.1 percentage points decrease from the first half of 2009, corresponding to a lower volume of approximately 80 ktonnes.

Marketing of refined products

In the first half of 2010, sales volumes of refined products (22.64 mmtonnes) were up 0.51 mmtonnes from the first half of 2009, or 2.3%, mainly due to higher sales to oil companies and traders in Italy and outside Italy.

Product sales in Italy and outside Italy by market	(mmtonnes)	First Half
2009	2009	2010	Change	% Ch.

9.03	Retail	4.41	4.18	(0.23)	(5.2)
9.56	Wholesale	4.66	4.37	(0.29)	(6.2)
1.33	Petrochemicals	0.63	0.88	0.25	39.7
6.76	Other sales	3.20	3.56	0.36	11.3
26.68	Sales in Italy	12.90	12.99	0.09	0.7
2.99	Retail rest of Europe	1.45	1.44	(0.01)	(0.7)
3.66	Wholesale rest of Europe	1.76	1.83	0.07	4.0
0.41	Wholesale outside Italy	0.21	0.20	(0.01)	(4.8)
11.85	Other sales	5.81	6.18	0.37	6.4
18.91	Sales outside Italy	9.23	9.65	0.42	4.6
45.59	TOTAL SALES	22.13	22.64	0.51	2.3

Retail sales in Italy
In the first half of 2010, retail sales in Italy (4.18 mmtonnes) slightly decreased from the first half of 2009 (down by approximately 230 ktonnes, or 5.2%). These reductions were mainly due to lower domestic demand for fuels, in particular for gasoline. Eni’s retail market share for the first half of 2010 was 30.3% down 1.3 percentage points from the corresponding period of 2009 (31.6%).
As of June 30, 2010, Eni’s retail network in the rest of Europe consisted of 4,503 units, an increase of 29 units from December 31, 2009 (4,474 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (37 units), the opening of new service stations (5 units), which were partially offset by the closing of low throughput service stations (10 units) and the release of 3 service stations under highway concession.
Average throughput related to gasoline and gasoil (1,130 kliters) registered a decrease of approximately 86 kliters from the first half of 2009.
In the first half of 2010, sales of BluDieselTech amounted to approximately 281 ktonnes (approximately 337 mmliters), registering a slight decline from the first half of	2009, and represented 10.4% of gasoil sales on Eni’s retail network. As of June 30, 2010, service stations marketing BluDieselTech totaled 4,115 units (4,104 as of December 31, 2009) covering approximately 91% of Eni’s network.
Retail sales of BluSuper amounted to approximately 34 ktonnes (approximately 45 mmliters), registering a slight decrease from the first half of 2009, and covered 2.5% of gasoline sales on Eni’s retail network. As of June 30, 2010, service stations marketing BluSuper totaled 2,699 units (2,679 as of December 31, 2009), covering approximately 60% of Eni’s network.
In February 2010, to substitute the promotional campaign "You&Agip" completed in 2009, Eni launched the new fidelity program "you&eni" which will last for 3 years until January 31, 2013. As of June 30, 2010, the number of cards used by customers in the period amounted to approximately 3.9 million.
The average number of cards active each month was approximately 2.7 million. Volumes of fuel marketed under this initiative represented over 42% of total volumes marketed on Eni’s service stations joining the program, and approximately 41% of overall volumes marketed on Eni’s network.

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Retail and wholesale sales of refined products	(mmtonnes)	First Half
2009	2009	2010	Change	% Ch.

18.59	Italy	9.07	8.55	(0.52)	(5.7)
9.03	Retail sales	4.41	4.18	(0.23)	(5.2)
3.05	Gasoline	1.50	1.34	(0.16)	(10.7)
5.74	Gasoil	2.80	2.72	(0.08)	(2.9)
0.22	LPG	0.10	0.12	0.02	20.0
0.02	Lubricants	0.01		(0.01)	(100.0)
9.56	Wholesale sales	4.66	4.37	(0.29)	(6.2)
4.30	Gasoil	2.04	1.98	(0.06)	(2.9)
0.72	Fuel Oil	0.39	0.24	(0.15)	(38.5)
0.35	LPG	0.19	0.17	(0.02)	(10.5)
0.12	Gasoline	0.06	0.07	0.01	16.7
0.09	Lubricants	0.04	0.05	0.01	25.0
1.38	Bunker	0.67	0.68	0.01	1.5
2.60	Other	1.27	1.18	(0.09)	(7.1)
7.06	Outside Italy (retail+wholesale)	3.42	3.47	0.05	1.5
1.89	Gasoline	0.89	0.88	(0.01)	(1.1)
3.54	Gasoil	1.75	1.83	0.08	4.6
0.35	Jet fuel	0.17	0.19	0.02	11.8
0.28	Fuel Oil	0.17	0.13	(0.04)	(23.5)
0.10	Lubricants	0.05	0.05
0.50	LPG	0.24	0.24
0.40	Other	0.15	0.15
25.65	TOTAL SALES	12.49	12.02	(0.47)	(3.8)

Retail sales in the Rest of Europe
In the first half of 2010, retail sales of refined products marketed in the rest of Europe (1.44 mmtonnes) were almost in line with the same period of 2009. Increases were recorded in Slovakia, France and Romania, while decreases were recorded mainly in Germany and Hungary.
At June 30, 2010, Eni’s retail network in the rest of Europe consisted of 1,514 units, an increase of 2 units from December 31, 2009 (1,512 service stations). The network evolution was as follows: (i) positive balance of acquisitions/releases of lease concessions (5 units) with positive changes mainly in Hungary; (ii) purchased 4 service stations; (iii) 7 low throughput service stations were closed.
Average throughput (1,175 kliters) was nearly unchanged the first half of 2009 (1,177 kliters).	Wholesale and other sales
In the first half of 2010, sales volumes on wholesale markets in Italy (4.37 mmtonnes) were down 290 ktonnes from the first half of 2009, or 6.2%, mainly reflecting a decrease in demand in particular for fuel oil, due to lower industrial consumption reflecting the economic downturn.
Sales on wholesale markets in the rest of Europe (1.83 mmtonnes) increased by approximately 70 ktonnes, or 4%, mainly in France, Germany and the Czech Republic.
Supplies of feedstock to the petrochemical industry (approximately 880 ktonnes) increased by approximately 250 ktonnes due to the recovery in industrial demand.
Other sales (9.74 mmtonnes) increased by approximately 730 ktonnes, or 8.1%, mainly due to the increase of volumes sold to the cargo market.

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Capital expenditures

In the first half of 2010, capital expenditures in the Refining & Marketing segment amounted to euro 267 million and regarded mainly: (i) refining, supply and logistics (euro 201 million), with projects designed to improve the conversion rate and flexibility of refineries (in particular Sannazzaro and Taranto plants) as well	as expenditures on health, safety and environmental upgrades; (ii) upgrade of the retail network in Italy and in the Rest of Europe (euro 57 million).

Expenditures on health, safety and the environment amounted to euro 52 million.

Capital expenditures	(euro million)	First Half
2009	2009	2010	Change	% Ch.

436	Refinery, supply and logistics	135	201	66	48.9
172	Marketing	65	57	(8)	(12.3)
27	Other	17	9	(8)	(47.1)
635		217	267	50	23.0

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Petrochemicals

Key performance indicators
First Half
2009	(euro million)	2009	2010

4,203	Net sales from operations (a)		1,905	3,174
(675)	Operating profit		(454)	53
(426)	Adjusted operating profit		(257)	(70)
(340)	Adjusted net profit		(209)	(66)
145	Capital expenditures		45	71
6,521	Production	(ktonnes)	3,254	3,748
4,265	Sales of petrochemical products		2,118	2,477
65.4	Average plant utilization rate	(%)	66.0	76.0
6,068	Employees at period end	(units)	6,158	5,980

(a)	Before elimination of intragroup sales.

Sales-production-prices

In the first half of 2010 sales of petrochemical products (3,174 ktonnes) increased by 1,269 ktonnes (or 66.6%) from the first half of 2009 due to a steep increase in average unit prices (50%) and a significant increase in sales volumes (up 17%, particularly in polymers) as a result of the demand recovery from the very low levels of the same period of last year.

Petrochemical production (3,748 ktonnes) increased by 494 ktonnes from the first half of 2009, or 15.2% in all business areas. The recovery in demand determined a production increase in all Eni’s main plants, in Italy and outside Italy.
Nominal production capacity was substantially in line

with the first half of 2009. The average plant utilization rate, calculated on nominal capacity increased from 66% to 76% as a result of higher volumes produced. In particular the volumes produced in the Priolo, Porto Marghera and Dunkerque crackers increased by 80%.

Average unit sale prices increased by 50% from the depressed levels registered in 2009. The most relevant increase was registered in the average price of monomers (76% on average) due to the positive impact of the oil price scenario (virgin naphtha prices increased due to an increase in demand while supply was low). Average unit prices of styrene and polyethylene increased by 40%, while elastomers achieved lower increases.

Product availability	(ktonnes)	First Half
2009	2009	2010	Change	% Ch.

4,350	Basic petrochemicals	2,175	2,536	361	16.6
2,171	Polymers	1,079	1,212	133	12.3
6,521	Production	3,254	3,748	494	15.2
(2,701)	Consumption and losses	(1,350)	(1,524)	(174)	12.9
445	Purchases and change in inventories	214	253	39	18.2
4,265		2,118	2,477	359	16.9

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Sales	(euro million)	First Half
2009	2009	2010	Change	% Ch.

1,832	Basic petrochemicals	816	1,483	667	81.7
2,185	Polymers	995	1,596	601	60.4
186	Other sales	94	95	1	1.1
4,203		1,905	3,174	1,269	66.6

Business trends

Basic petrochemicals
Basic petrochemical revenues (euro 1,483 million) increased by euro 667 million (up 81.7%) from the first half of 2009 in all the main business segments due to the steep increase in average unit prices (ranging from 50% to 76%) as a result of the improved scenario. In particular sales volumes of olefins and intermediates increased by 20%. Sales volumes of aromatics (up 4%) affected by lower sales volumes of xylems, registered lower increases.
Basic petrochemical production (2,536 ktonnes) increased by 361 ktonnes from the first six months of 2009 (up 16.6%) due to the recovery in the demand for monomers.

Polymers
Polymers revenues (euro 1,596 million) increased by euro 601 million from the first half of 2009 (up 60.4%) due to average unit prices increasing by 44% for styrenic polymers, by 41% for polyethylene following the monomer increases and lower increases for elastomers, up 26%. Sales volumes increased on average by 16.4%.
Polymers production (1,212 ktonnes) increased by 133 ktonnes from the first half of 2009 (up 12.3%) as a result of the recovery of production started in the first months of 2010 due to the partial recovery in the main end-markets (automotive, construction and packaging).
Production volumes of elastomers, polyethylene and styrene registered an increase from the first half of 2009 (up 15%, 13% and 9%, respectively).

Capital expenditures

In the first half of 2010 capital expenditures amounted to euro 71 million (euro 45 million in the first half of 2009) and regarded mainly plant upgrades (euro 40 million), energy recovery (euro 10 million), environmental protection, safety and environmental regulation compliance (euro 10 million), and upkeeping (euro 6 million).

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Engineering & Construction

Key performance indicators
First Half
2009	(euro million)	2009	2010

9,664	Net sales from operations (a)		4,881	5,008
881	Operating profit		580	625
1,120	Adjusted operating profit		569	632
892	Adjusted net profit		449	470
1,630	Capital expenditures		888	792
15.4	Adjusted ROACE (b)	(%)	16.1	14.1
9,917	Orders acquired		5,068	7,059
18,730	Order backlog		19,015	20,404
35,969	Employees at period end	(units)	35,119	37,958

(a)	Before elimination of intragroup sales.
(b)	For a detailed explanation of adjusted capital employed and adjusted ROACE, see paragraph "Return On Average Capital Employed (ROACE)".

Activity for the year

Among the main orders acquired in the first half of 2010 were:
  EPC contracts on behalf of Abu Dhabi Gas Development for the construction of a gas processing plant (with a treatment capacity of 1 billion cubic feet per day of gas), a sulphur recovery unit and the related transporting facilities as part of the Shah Gas development program in the United Arab Emirates;
  an EPC contract on behalf of Kuwait Oil Company for the construction of a booster station made up of three high and low-pressure gas trains to produce 234 million cubic feet a day of dry gas and 69,000 barrels per day of condensates in Western Kuwait;
  an EPC contract on behalf of PEMEX for the construction of two desulphurization units and two amine regeneration units. The facilities will be built at two of the Client’s refineries north of Mexico City, 2,000 and 1,700 meters above the sea level;

  the extension of the "Kashagan Piles and Flares" contract on behalf of Agip KCO for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development program, in Kazakhstan;
  a contract on behalf of Snam Rete Gas for the installation of a new onshore gas import system from a Floating Storage Regasification Unit to be installed off the coast of Livorno, Italy.

Orders acquired in the first half of 2010 amounted to euro 7,059 million, of which 94% representing projects to be carried out outside Italy, while orders from Eni companies amounted to 8% of the total. Order backlog was euro 20,404 million at June 30, 2010 (euro 18,730 million at December 31, 2009). Projects to be carried out outside Italy represented 93% of the total order backlog, while orders from Eni companies amounted to 19% of the total.

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First Half
(euro million)	2009	2010	Change	% Ch.

Orders acquired	5,068	7,059	1,991	39.3
Offshore construction	1,864	1,923	59	3.2
Onshore construction	2,340	4,781	2,441	..
Offshore drilling	331	149	(182)	(55.0)
Onshore drilling	533	206	(327)	(61.4)
of which:
- Eni	1,478	596	(882)	(59.7)
- Third parties	3,590	6,463	2,873	80.0
of which:
- Italy	369	455	86	23.3
- Outside Italy	4,699	6,604	1,905	40.5

(euro million)	Dec. 31, 2009	June 30, 2010	Change	% Ch.

Order backlog	18,730	20,404	1,674	8.9
Offshore construction	5,430	5,194	(236)	(4.3)
Onshore construction	8,035	10,261	2,226	27.7
Offshore drilling	3,778	3,581	(197)	(5.2)
Onshore drilling	1,487	1,368	(119)	(8.0)
of which:
- Eni	4,103	3,812	(291)	(7.1)
- Third parties	14,627	16,592	1,965	13.4
of which:
- Italy	1,341	1,330	(11)	(0.8)
- Outside Italy	17,839	19,074	1,235	6.9

Capital expenditures

In the second half of 2010 capital expenditures in the Engineering & Construction segment (euro 792 million) mainly regarded:		(ii)	Offshore construction: construction of a new pipelayer and the ultra-deep water Field Development Ship FDS2, construction of a new fabrication yard in Indonesia and activities for the conversion of a tanker into an FPSO;
(i)	Offshore drilling: construction of the semi-submersible rig Scarabeo 9, completion of the activities of completion of the new ultra deep water drill ship Saipem 12000, purchase of the jack up Perro Negro 8, under construction;	(iii)	Onshore drilling: development of operating structures;
		(iv)	Onshore construction: maintenance of the existing asset base.

Capital expenditures	(euro million)	First Half
2009	2009	2010	Change	% Ch.

691	Offshore construction	370	349	(21)	(5.7)
19	Onshore construction	13	6	(7)	(53.8)
706	Offshore drilling	408	320	(88)	(21.6)
188	Onshore drilling	97	117	20	20.6
26	Other expenditures
1,630	Capital expenditures	888	792	(96)	(10.8)

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Financial review

PROFIT AND LOSS ACCOUNT

(euro million)	First Half
2009	2009	2010	Change	% Ch.

83,227	Net sales from operations	42,008	47,706	5,698	13.6
1,118	Other income and revenues	501	537	36	7.2
(62,532)	Operating expenses	(31,597)	(34,665)	(3,068)	(9.7)
(250)	of which non-recurring items
55	Other operating income (expense)	48	33	(15)	(31.3)
(9,813)	Depreciation, depletion, amortization and impairments	(4,588)	(4,459)	129	2.8
12,055	Operating profit	6,372	9,152	2,780	43.6
(551)	Finance income (expense)	(219)	(601)	(382)	..
569	Net income from investments	358	672	314	87.7
12,073	Profit before income taxes	6,511	9,223	2,712	41.7
(6,756)	Income taxes	(3,361)	(4,865)	(1,504)	(44.7)
56.0	Tax rate (%)	51.6	52.7	1.1
5,317	Net profit	3,150	4,358	1,208	38.3
	of which attributable to:
4,367	- Eni’s shareholders	2,736	4,046	1,310	47.9
950	- Non-controlling interest	414	312	(102)	(24.6)

Net profit
Net profit attributable to Eni’s shareholders for the first half of 2010 was euro 4,046 million, an increase of euro 1,310 million from the first half of 2009, or 47.9%. The result was driven by an improved operating performance (up by euro 2,780 million, or 43.6% in the first half of 2010) which was mainly reported by the Exploration & Production division. Also higher profits were reported form equity-accounted entities,	helped by gains on divestments. These additions were partly offset by higher losses on fair-valued derivative instruments on currencies, which were recognized through profit and loss as they did not meet the formal criteria to be assessed as hedges under IFRS. Finally, Group results were affected by increased income taxes, with a tax rate increasing from 51.6% to 52.7%.

Adjusted net profit

(euro million)	First Half
2009	2009	2010	Change	% Ch.

4,367	Net profit attributable to Eni’s shareholders	2,736	4,046	1,310	47.9
(191)	Exclusion of inventory holding (gains) losses	(52)	(530)
1,031	Exclusion of special items	(23)	(69)
	of which:
250	- non-recurring items
781	- other special items	(23)	(69)
5,207	Adjusted net profit attributable to Eni’s shareholders (a)	2,661	3,447	786	29.5

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Adjusted net profit attributable to Eni’s shareholders for the first half of 2010 was euro 3,447 million, an increase of euro 786 million from the first half of 2009 (up 29.5%). Adjusted net profit is calculated by excluding an inventory holding profit of euro 530 million and net special gains of euro 69 million, resulting in an overall adjustment equal to a decrease of euro 599 million.
Special charges of operating profit mainly related to light impairment charges of oil&gas properties in the Exploration & Production division and capital expenditures for the period on health, safety and environmental upgrades on assets impaired in previous reporting periods in the Refining & Marketing and Petrochemical divisions. Also provisions for redundancy	incentives and environmental provisions were recorded. Those special charges were offset by gains from the divestment of certain non-strategic assets in the Exploration & Production division. Special charges of net profit included a currency adjustment amounting to euro 47 million to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding. Certain special gains were also recorded related to the divestment of a 25% stake in GreenStream BV (euro 93 million), including a gain from revaluating the residual interest in the venture, and a 100% interest in the Belgian company DistriRe SA (euro 47 million), as well as impairment of the Company’s interest in an industrial venture in Venezuela (euro 20 million)[1].

The breakdown of adjusted net profit by division is shown in the table below:

(euro million)	First Half
2009	2009	2010	Change	% Ch.

3,878	Exploration & Production	1,916	2,684	768	40.1
2,916	Gas & Power	1,485	1,476	(9)	(0.6)
(197)	Refining & Marketing	(31)	(49)	(18)	(58.1)
(340)	Petrochemicals	(209)	(66)	143	68.4
892	Engineering & Construction	449	470	21	4.7
(245)	Other activities	(100)	(122)	(22)	(22.0)
(744)	Corporate and financial companies	(466)	(531)	(65)	(13.9)
(3)	Impact of unrealized intragroup profit elimination (a)	31	(103)	(134)
6,157	Adjusted net profit	3,075	3,759	684	22.2
	of which attributable to:
950	- Non-controlling interest	414	312	(102)	(24.6)
5,207	- Eni’s shareholders	2,661	3,447	786	29.5

(a)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

The increase in the Group adjusted net profit in the first half of 2010 reflected higher adjusted net profit mainly reported by:			impacted by high supply costs of oil-based feedstock that were not fully recovered in sales prices.
-	The Exploration & Production division reported better adjusted net results (up euro 768 million, or 40.1%) driven by a better operating performance (up euro 2,323 million, or 54.8%). The main positive trends were higher oil realizations in dollar terms. On the negative side, the adjusted tax rate was up by 3.3 percentage points in the first half of 2010 (from 56.8% to 60.1%).	-	The Engineering & Construction division reported improved net profit (up euro 21 million, or 4.7%) driven by better operating performance (up euro 63 million) due to increased revenues and higher profitability of acquired orders.
These positive performances were partly offset by lower results reported by:
-	The Petrochemicals division achieved a remarkable improvement by trimming net loss by euro 143 million or 68.4% (from euro 209 million to euro 66 million). The improvement was driven by a better operating performance (up euro 187 million in the first half of 2010) due to an increase in sales volumes and cost efficiencies. Profitability continued being negatively	-	The Refining & Marketing division continued to report losses which amounted to euro 49 million for the first half of 2010, compared with net loss of euro 31 million a year ago. The euro 18 million decline (down 58.1%) was mainly due to a further deterioration in operating profitability (down by euro 95 million to euro 146 million), mainly as a result of unprofitable refining

_______________

(1)	A further impairment of the Company’s interest in the above mentioned industrial venture resulting from the bolivar translation differences was accounted on the Company’s equity for a total amount of euro 29 million.

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margins, partly offset by higher profits of entities accounted for with the equity method.	in Brent prices which were up 49.7% from the first half of 2009. Gas realizations showed a less lively pace (down by 4.8%) due to time lags in oil-linked pricing formulae and weak demand in areas where gas is sold on a spot basis.
Underlying fundamentals in the refining business remained weak as high costs of oil-based feedstock were only partially transferred to product prices pressured by excess capacity, sluggish demand and high inventory levels. Eni’s refining margins showed an improvement in the second quarter of 2010, driven by a re-opening of light-heavy crude differentials in the Mediterranean area. This trend benefited the profitability of Eni’s complex refineries, characterized by high conversion rate.
The depreciation of the euro vs. the US dollar (down 0.3%) generated a negligible impact on the results of the first half. On the contrary, shareholders’ equity benefited from a large drop recorded in the euro versus the US dollar exchange rate as of end of the first half 2010 which was down by 15% from December 31, 2009 as a result of currency translation differences. This determined a recovery in the net borrowings to shareholders equity ratio – leverage – that decreased to 0.41 at June 30, 2010 from 0.46 as of December 31, 2009.
-	The Gas & Power division reported modest changes in adjusted net profit which was euro 9 million lower in the first half of 2010 (down 0.6%) from the previous year. The Marketing performance was sharply lower (down euro 322 million, or 32.6%) pressured by negative pricing conditions in oil-linked formulae, volumes losses in Italy and lowered marketing margins. Those negatives were counterbalanced by the effect of the renegotiation of certain long-term supply contracts and supply optimization actions, as well as a robust performance delivered by the Regulated businesses in Italy (up 18% in the first half), as well as higher profit reported by equity-accounted entities.

Return on average capital employed (ROACE) calculated on an adjusted basis for the twelve-month period to June 30, 2010 was 9.7% (13% at June 30, 2009).

Eni’s results for the first half of 2010 were achieved in a trading environment characterized by an average 48.3% increase in hydrocarbon realizations driven by a recovery

Analysis of Profit and Loss Account Items

Net sales from operations

(euro million)	First Half
2009	2009	2010	Change	% Ch.

23,801	Exploration & Production	11,828	14,569	2,741	23.2
30,447	Gas & Power	17,468	14,668	(2,800)	(16.0)
31,769	Refining & Marketing	14,121	20,255	6,134	43.4
4,203	Petrochemicals	1,905	3,174	1,269	66.6
9,664	Engineering & Construction	4,881	5,008	127	2.6
88	Other activities	47	52	5	10.6
1,280	Corporate and financial companies	611	634	23	3.8
(66)	Impact of unrealized intragroup profit elimination	(19)	(107)	(88)
(17,959)	Consolidation adjustment	(8,834)	(10,547)	(1,713)
83,227		42,008	47,706	5,698	13.6

Eni’s net sales from operations (revenues) for the first half of 2010 (euro 47,706 million) were up euro 5,698 million from the same period of the previous year (up 13.6%) primarily reflecting higher realizations on oil, products and natural gas in dollar terms.

Revenues generated by the Exploration & Production division (euro 14,569 million) increased by euro 2,741 million (up 23.2%) due to higher oil realizations in dollar terms (up

48.3%) reflecting the first half of 2010 trading environment, partly offset by lower gas realizations in dollar (down 4.8%) due to unfavorable time lags in oil-linked pricing formulae and weak spot prices. Eni’s average liquid realizations decreased by 1.22 $/bbl in the first half of 2010 to 71.63 $/bbl, due to the settlement of certain commodity derivatives relating to the sale of 14.2 mmbbl in the first half. For further details see the disclosure on adjusted net profit of the Exploration & Production division.

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Revenues generated by the Gas & Power division (euro 14,668 million) decreased by euro 2,800 million (down 16%) due in particular to lower volumes sold in Italy (down 4 bcm, or 18.9%) due to higher competitive pressure, partly offset by the positive results reported by subsidiaries operating outside Italy, reflecting organic growth in the international markets.

Revenues generated by Refining & Marketing division (euro 20,255 million) increased by euro 6,134 million (up 43.4%) due to higher sales prices.

Revenues generated by the Petrochemical division (euro 3,174 million) increased by euro 1,269 million (up 66.6%) from the first half of 2009 mainly reflecting higher sales prices (up 50% on average) and increased sales volumes (up 17%, mainly regarding polymers) due to a recovery of higher end-market demand compared to the particularly depressed market of 2009.

Revenues generated by the Engineering & Construction business (euro 5,008 million) increased by euro 127 million (up 2.6%) from the first half of 2009, as a result of the higher levels of activity in the Onshore and Drilling sectors.

Operating expenses

(euro million)	First Half
2009	2009	2010	Change	% Ch.

58,351	Purchases, services and other	29,520	32,466	2,946	10.0
	of which:
250	- non-recurring items
537	- other special items	110	97
4,181	Payroll and related costs	2,077	2,199	122	5.9
	of which:
134	- provision for redundancy incentives	38	44
62,532		31,597	34,665	3,068	9.7

Operating expenses reported in the first half of 2010 increased by euro 3,068 million to euro 34,665 million from the first half of 2009 (up 9.7%).

Purchases, services and other (euro 32,466 million) increased by euro 2,946 million (up 10%) due to the recovery of supply costs of oil and petrochemicals feedstock affected by energy parameters. Purchases, services and other include euro 97 million of special charges, relating mainly to environmental and other risk provisions.
In the first half of 2009, special charges amounting to euro 110 million related mainly to impairment losses on certain receivables associated with a capital project, and environmental and other risk provisions.

Payroll and related costs (euro 2,199 million) increased by euro 122 million (up 5.9%) due to higher unit labor cost in Italy and outside Italy (partly reflecting the impact of the appreciation of the dollar), an increase in the average number of employees outside Italy, mainly in the Engineering & Construction business due to higher activity levels, as well as higher provisions for redundancy incentives.
These increases were partly offset by a decrease in the average number of employees in Italy.

Depreciation, depletion, amortization and impairments

(euro million)	First Half
2009	2009	2010	Change	% Ch.

6,789	Exploration & Production	3,262	3,429	167	5.1
981	Gas & Power	477	470	(7)	(1.5)
408	Refining & Marketing	197	167	(30)	(15.2)
83	Petrochemicals	48	39	(9)	(18.8)
433	Engineering & Construction	216	236	20	9.3
2	Other activities	1	1
83	Corporate and financial companies	40	37	(3)	(7.5)
(17)	Impact of unrealized intragroup profit elimination	(7)	(9)	(2)
8,762	Total depreciation, depletion and amortization	4,234	4,370	136	3.2
1,051	Impairments	354	89	(265)	(74.9)
9,813		4,588	4,459	(129)	(2.8)

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Depreciation, depletion and amortization charges (euro 4,370 million) increased by euro 136 million, up 3.2%, mainly in: (i) the Exploration & Production division (up euro 167 million) as new fields were brought into production and increase capital expenditure was incurred in connection with production optimization, partly offset by lower exploration expenditures; (ii) the Engineering & Construction division (up euro 20 million) due to entry into operation of new vessels. A reduction was recorded in the Refining & Marketing division related mainly to a revision of the residual useful lives of refineries and related facilities from January 1, 2010, based also on practices prevailing among European integrated oil companies. In the Gas & Power division,	the impact of new assets entered into operation was offset by a revision in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority for Electricity and Gas for tariff purposes, starting from January 1, 2010.

Impairment charges of euro 89 million mainly regarded impairment charges recorded on oil&gas properties in the Exploration & Production division due to updated commodity prices and cost increases mainly recorded in the Gulf of Mexico and Egypt, as well as capital expenditures for the period on health, safety and environmental upgrades on assets impaired in previous reporting periods in the Refining & Marketing and Petrochemical division.

The breakdown of impairment charges by division is shown in the table below:

(euro million)	First Half
2009	2009	2010	Change	% Ch.

576	Exploration & Production	209	29	(180)	(86.1)
	Gas & Power		10	10
346	Refining & Marketing	52	33	(19)	(36.5)
121	Petrochemicals	89	9	(80)	(89.9)
2	Engineering & Construction
6	Other activities	4	8	4	100.0
1,051		354	89	(265)	(74.9)

Operating profit
The breakdown of reported operating profit by division is provided below:

(euro million)	First Half
2009	2009	2010	Change	% Ch.

9,120	Exploration & Production	4,152	6,698	2,546	61.3
3,687	Gas & Power	2,116	1,908	(208)	(9.8)
(102)	Refining & Marketing	287	360	73	25.4
(675)	Petrochemicals	(454)	53	507	..
881	Engineering & Construction	580	625	45	7.8
(382)	Other activities	(177)	(153)	24	13.6
(474)	Corporate and financial companies	(187)	(174)	13	7.0
	Impact of unrealized intragroup profit elimination	55	(165)	(220)
12,055	Operating profit	6,372	9,152	2,780	43.6

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Adjusted operating profit
The breakdown of adjusted operating profit by division is provided below:

(euro million)	First Half
2009	2009	2010	Change	% Ch.

12,055	Operating profit	6,372	9,152	2,780	43.6
(345)	Exclusion of inventory holding (gains losses	(65)	(777)
1,412	Exclusion of special items	(4)	84
	of which:
250	- non-recurring items
1,162	- other special items	(4)	84
13,122	Adjusted operating profit	6,303	8,459	2,156	34.2
	Breakdown by division
9,484	Exploration & Production	4,237	6,560	2,323	54.8
3,901	Gas & Power	2,053	1,896	(157)	(7.6)
(357)	Refining & Marketing	(51)	(146)	(95)	..
(426)	Petrochemicals	(257)	(70)	187	72.8
1,120	Engineering & Construction	569	632	63	11.1
(258)	Other activities	(128)	(108)	20	15.6
(342)	Corporate and financial companies	(175)	(140)	35	20.0
	Impact of unrealized intragroup profit elimination	55	(165)	(220)

In the first half o f 2010 Eni’s adjusted operating profit amounted to euro 8,459 million, an increase of euro 2,156 million from the first half of 2009 (up 34.2%). Adjusted operating profit is calculated by excluding an inventory holding profit of euro 777 million and special gains of euro 84 million net, resulting in an overall adjustment equal to a decrease of euro 693 million.		-	Engineering & Construction (up euro 63 million, or 11.1%) driven by a growth in revenues and higher profitability of acquired orders.
These increases were partly offset by a decrease in the adjusted operating profit reported in the following divisions:
This increase is mainly due to the better operating performance recorded by the following divisions:		-	Gas & Power (down euro 157 million, or 7.6%) reported a decrease in operating profit affected by the lower operating performance of the Marketing business (down 32.6%), negatively affected by negative pricing conditions in oil-linked formulae, volume losses in Italy and lowered marketing margins, partly offset by the effect of the renegotiation of certain long-term supply contracts and supply optimization actions. The Regulated businesses in Italy delivered a robust performance (up 18%);
-	Exploration & Production (up euro 2,323 million, or 54.8%) mainly driven by higher oil realizations in dollars (up 48.3%) and lower exploration expenditure. These positives were partly offset by higher operating expenses and amortization charges, and by lower gas realizations in dollar terms (down 4.8%);
-	Petrochemicals (up euro 187 million, or 72.8%) driven by a significant increase in sales volumes (up 17%, particularly in polymers) and cost efficiencies. These positives were partly offset by higher supply costs of oil-based feedstock that were not fully recovered in sales prices;	-	Refining & Marketing (down euro 95 million) reported an operating loss, moving from minus euro 51 million to minus euro 146 million, due to sharply lower refining margins affected by an unfavorable trading environment, mainly in the first quarter of 2010. Also marketing activities in Italy reported a decrease in results, due to lower sales of gasoline.

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Finance income (expense)

(euro million)	First Half
2009	2009	2010	Change

(673)	Finance income (expense) related to net borrowings	(335)	(307)	28
(753)	Finance expense on short and long-term debt	(389)	(353)	36
33	Net interest due to banks	17	8	(9)
47	Net income from receivables and securities for non-financing operating activities	37	38	1
(4)	Income (expense) on derivatives	48	(331)	(379)
(106)	Exchange differences, net	(201)	42	243
9	Other finance income and expense	147	(93)	(240)
163	Income from equity instruments	172		(172)
43	Net income from receivables and securities for financing operating activities and interest on tax credits	20	33	13
(218)	Finance expense due to the passage of time (accretion discount)	(82)	(132)	(50)
21	Other	37	4	(33)
(774)		(341)	(691)	(350)
223	Finance expense capitalized	122	90	(33)
(551)		(219)	(601)	(382)

In the first half of 2010, net finance expense increased by euro 382 million to euro 601 million from the first half of 2009. This increase was mainly related to losses on fair-valued derivative instruments on exchange rates which are recognized through profit and loss as they did not meet the formal criteria to be designated as hedges under IFRS (from a gain of euro 48 million in the first half 2009 to a loss of euro 331 million in the first half of 2010), which effects were partly absorbed by positive exchange differences of euro 243 million. Exchange differences included a euro 47 million adjustment on the	loss provision accrued in the 2009 financial statements relating to the TSKJ dispute, to account for the depreciation of the euro over the dollar. Furthermore, in the fist half of 2009 financial gains amounting to euro 172 million had been recorded related to the contractual remuneration on the 20% interest in OAO Gazprom Neft, calculated until April 24, 2009, when Gazprom paid for the call option exercised. Lower finance charges on finance debt reflected lower interest rates on both euro-denominated (down 1.1 percentage points) and dollar loans (down 0.7 percentage points).

Net income from investments
The table below sets forth the breakdown of net income from investments by division for the first half of 2010:

First Half of 2010 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of gains (losses) from equity-accounted investments	66	187	46	(4)	(3)	292
Dividends	205	7	30			242
Gains on disposal		140	2		1	143
Other income (expense), net	(5)			1	(1)	(5)
	266	334	78	(3)	(3)	672

Net income from investments amounted to euro 672 million and related mainly to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 292 million), mainly in the Gas & Power and Exploration & Production divisions; (ii) dividends received by entities accounted for at cost (euro 242 million), mainly relating to Nigeria LNG Ltd; (iii) net gains from divestments (euro 143 million), mainly related to the divestment of a 25% stake in GreenStream (euro 93 million), including a gain	from revaluating the residual interest in the venture, and a 100% interest in the Belgian company DistriRe (euro 47 million). These positives were partly offset by impairment of the Company’s interest in an industrial venture in Venezuela (euro 23 million) in the Refining & Marketing division, reflecting net loss for the period and management’s forecast for reduced industrial margins and expectations of further depreciation of the bolivar exchange rate in the future.

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The table below sets forth a breakdown of net income/loss from investments for the periods presented:

(euro million)	First Half
2009	2009	2010	Change

393	Share of gains (losses) from equity-accounted investments	205	292	87
164	Dividends	136	242	106
16	Gains on disposal	10	143	133
(4)	Other income (expense), net	7	(5)	(12)
569		358	672	314

The increase of euro 314 million from the first half of 2009 related to higher profits and dividends paid by equity-accounted entities in the Gas & Power and	Exploration & Production divisions due to the trading environment, as well as net gains on disposal of assets.

Income taxes

(euro million)	First Half
2009	2009	2010	Change

	Profit before income taxes
2,403	Italy	2,062	1,841	(221)
9,670	Outside Italy	4,449	7,382	2,933
12,073		6,511	9,223	2,712
	Income taxes
1,190	Italy	1,007	843	(164)
5,566	Outside Italy	2,354	4,022	1,668
6,756		3,361	4,865	1,504
	Tax rate (%)
49.5	Italy	48.8	45.8	(3.0)
57.6	Outside Italy	52.9	54.5	1.6
56.0		51.6	52.7	1.1

Income taxes were euro 4,865 million, up euro 1,504 million, or 44.7%, mainly reflecting an increased taxable profit. In particular, higher income taxes were recorded by subsidiaries in the Exploration & Production division operating outside Italy.
Reported tax rate increased by 1.1 percentage points, due to a higher share of profit earned by subsidiaries in the Exploration & Production division which bear a higher tax rate than the Group average tax rate.	Adjusted tax rate, calculated as the ratio of income taxes to net profit before taxes on an adjusted basis, was 55.4% (52.1% in the first half of 2009).

Non-controlling interest
Non-controlling interest’s share of profit was euro 312 million and related mainly to Snam Rete Gas SpA (euro 246 million) and Saipem SpA (euro 46 million).

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Divisional performance2

Exploration & Production

(euro million)	First Half
2009	2009	2010	Change	% Ch.

9,120	Operating profit	4,152	6,698	2,546	61.3
364	Exclusion of special items:	85	(138)
618	- asset impairments	220	29
(270)	- gains on disposals of assets	(167)	(167)
31	- provision for redundancy incentives	5	8
(15)	- re-measurement gains/losses on commodity derivatives	27	(8)
9,484	Adjusted operating profit	4,237	6,560	2,323	54.8
(23)	Net finance income (expense) (a)	83	(106)	(189)
243	Net income (expense) from investments (a)	113	266	153
(5,826)	Income taxes (a)	(2,517)	(4,036)	(1,519)
60.0	Tax rate (%)	56.8	60.1	3.3
3,878	Adjusted net profit	1,916	2,684	768	40.1
	Results also include:
7,365	amortizations and depreciations	3,471	3,458	(13)	(0.4)
	of which:
1,551	exploration expenditures	920	630	(290)	(31.5)
1,264	- amortizations of exploratory drilling expenditures and other	770	380	(390)	(50.6)
287	- amortizations of geological and geophysical exploration expenses	150	250	100	66.7

(a)	Excluding special items.

In the first half of 2010 the Exploration & Production division reported an adjusted operating profit of euro 6,560 million, an increase of euro 2,323 million from the first half of 2009, up 54.8%, mainly driven by higher oil realizations in dollars (up 48.3%). Lower expenses were also incurred in connection with exploration activities. These positives were partly offset by rising operating costs and amortization charges taken in connection with development activities as new fields were brought into production, as well as lower gas realizations in dollar (down 4.8%).

Special charges excluded from the adjusted operating profit amounted to euro 138 million and mainly concerned gains from the divestment of certain exploration and production assets and light impairments of oil&gas properties.

In the first half of 2010 liquid realizations increased

on average by 48.3% in dollar terms from the corresponding period a year ago driven by a favorable scenario (Brent increased by 49.7% in the first half of 2010).
Eni’s average liquid realizations decreased by 1.22 $/bbl in the first half of 2010 due to the settlement of certain cash flow hedges commodity derivatives relating to the sale of 14.2 mmbbl in the first half. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period. As of June 30, 2010, the residual amount of that hedging transaction was 23.3 mmbbl.
Eni’s average gas realizations showed a decrease of 4.8% in the first half of 2010 due to time lags in oil-linked pricing formulae and weak demand in areas where gas is sold on a spot basis.

_______________

(2)	For a detailed explanation of adjusted operating profit and net profit, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Liquid realizations and the impact of commodity derivatives were as follows:

First Half
Liquids	2009	2010

Sales volumes	(mmbbl)	187.0	172.2
Sales volumes hedged by derivatives (cash flow hedge)		21.0	14.2
Total price per barrel, excluding derivatives	($/bbl)	47.51	72.85
Realized gains (losses) on derivatives		0.79	(1.22)
Total average price per barrel		48.30	71.63

Gas & Power

(euro million)	First Half
2009	2009	2010	Change	% Ch.

3,687	Operating profit	2,116	1,908	(208)	(9.8)
326	Exclusion of inventory holding (gains) losses	294	(106)
(112)	Exclusion of special items:	(357)	94
19	- environmental provisions	17	4
27	- asset impairments		10
(6)	- gains on disposals of assets	(5)	1
115	- provisions for risks
25	- provisions for redundancy incentives	8	8
(292)	- re-measurement gains/losses on commodity derivatives	(377)	71
3,901	Adjusted operating profit	2,053	1,896	(157)	(7.6)
1,721	Marketing	987	665	(322)	(32.6)
1,796	Regulated businesses in Italy	859	1,014	155	18.0
384	International transport	207	217	10	4.8
(15)	Net finance income (expense) (a)	(12)	7	19
332	Net income (expense) from investments (a)	162	195	33
(1,302)	Income taxes (a)	(718)	(622)	96
30.9	Tax rate (%)	32.6	29.6	(3.0)
2,916	Adjusted net profit	1,485	1,476	(9)	(0.6)

(a)	Excluding special items.

In the first half of 2010 the Gas & Power division reported adjusted operating profit of euro 1,896 million, a decrease of euro 157 million from the first half of 2009, down 7.6%, due to a lower performance delivered by the Marketing business (down 32.6%), partly offset by a better performance of the Italian regulated business (up 18%). Results from the Marketing activity were negatively affected by the same business trends as in the second quarter and did not take into account certain gains recorded in previous quarters on the settlement of non-hedging commodity derivatives amounting to euro 82 million which could be associated with the sale of gas and electricity occurred in the first half of 2010. In the first half of 2009, those gains amounted to euro 160 million which were not recognized in the operating profit of that period. Those gains were reflected in calculating the EBITDA pro-forma adjusted which represented	those derivatives as being hedges with associated gains recognized in each of the reporting periods where the associated sales occurred (see page below).

Special items excluded from operating profit amounted to net charges of euro 94 million. These mainly related to the impact on fair value evaluation of certain non-hedging commodity derivatives in the Marketing business (euro 71 million), impairment of minor assets and provisions for redundancy incentives.

Adjusted net profit for the first half of 2010 was euro 1,476 million, decreasing by euro 9 million from the first half of 2009 (down 0.6%) due to a lowered operating performance, partly offset by higher earnings reported by equity-accounted entities and a lowered tax rate (down by 3 percentage points).

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Marketing
In the first half of 2010, the marketing business reported adjusted operating profit of euro 665 million representing a decrease of euro 322 million from the first half of 2009 (down 32.6%). In considering the impact associated with the above mentioned non-hedging commodity derivatives, the following factors had a negative effect on Marketing results:	reorganization that took place in 2009. The Transport activity increased the operating performance by euro 121 million, or 23.1% mainly due to: (i) lower operating cost related to in-kind remuneration of gas used in transport activity; (ii) lower amortization charges, related to the revision of the useful lives of gas pipelines (from 40 to 50 years); (iii) increased volumes transported on behalf of third parties, due to a slight recovery in domestic demand. Also the Distribution Business reported improved results (up euro 26 million) driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges.
The storage business reported an adjusted operating profit of euro 134 million, a slight increase from the first half of 2009 (euro 126 million).

International Transport
This business reported an adjusted operating profit of euro 217 million for the first half representing an increase of euro 10 million, or 4.8%, from the first half of 2009.

(i)	Unfavorable trends in energy parameters provided in contractual oil-linked pricing formulae;
(ii)	Sharply lower sales volumes in Italy (down 4 bcm, or 18.9%) and declining margins as competitive pressures mounted.
These negatives were partly offset by the renegotiation of a number of long-term supply contracts and supply optimization measures.

Regulated Businesses in Italy
In the first half of 2010 these businesses reported an adjusted operating profit of euro 1,014 million, up euro 155 million from a year-ago, up 18%, due also to synergies achieved by integrating the businesses following the

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)	First Half
2009	2009	2010	Change	% Ch.

4,403	Pro-forma EBITDA adjusted	2,541	2,257	(284)	(11.2)
2,392	Marketing	1,558	1,155	(403)	(25.9)
(133)	of which: +/(-) adjustment on commodity derivatives	160	82
1,345	Regulated businesses in Italy	644	729	85	13.2
666	International transport	339	373	34	10.0

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account the impact associated with certain derivatives instruments as discussed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.57% as of June 30, 2010, which takes into	account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas (55.57%), due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the pro-forma adjusted EBITDA, the adjusted operating profit of the Marketing business has

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been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the pro-forma adjusted EBITDA relating to the reporting periods during which those supplies at fixed prices are	recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The pro-forma adjusted EBITDA is a non-GAAP measure under IFRS.

Refining & Marketing

(euro million)	First Half
2009	2009	2010	Change	% Ch.

(102)	Operating profit	287	360	73	25.4
(792)	Exclusion of inventory holding (gains) losses	(467)	(537)
537	Exclusion of special items:	129	31
72	- environmental provisions	22	34
389	- asset impairments	52	33
(2)	- gains on disposal of assets	1	(10)
17	- risk provisions	15
22	- provisions for redundancy incentives	8	6
39	- re-measurement gains/losses on commodity derivatives	31	(32)
(357)	Adjusted operating profit	(51)	(146)	(95)	..
75	Net income (expense) from investments (a)	39	66	27
85	Income taxes (a)	(19)	31	50
..	Tax rate (%)	..	..
(197)	Adjusted net profit	(31)	(49)	(18)	..

(a)	Excluding special items.

In the first half of 2010 the Refining & Marketing division reported an adjusted operating loss of euro 146 million, increasing by euro 95 million from the same period of the previous year, driven by lower refining margins as profitability of simple throughputs was impaired by lowered relative prices of products to oil feedstock costs due to weak industry fundamentals. This trend was partly offset by an improved profitability of complex throughputs, reflecting the re-opening of light-heavy crude differentials in the Mediterranean area in recent months. Another positive factor was the appreciation of the dollar over the euro in second quarter. Operating results were also affected by a lower operating performance delivered by the Marketing	activities in Italy, due to lower volumes sold driven by weak national demand.

Special charges excluded from adjusted operating loss (euro 31 million) mainly related to environmental provisions, impairment of capital expenditures on assets impaired in previous reporting periods, partly offset by re-measurement gains recorded on fair value evaluation of certain non-hedging commodity derivatives.

Adjusted net loss was euro 49 million (down euro 18 million from the first half of 2009) mainly due to a lower operating performance partly offset by higher earnings reported by equity-accounted entities.

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Petrochemicals

(euro million)	First Half
2009	2009	2010	Change	% Ch.

(675)	Operating profit	(454)	53	507	..
121	Exclusion of inventory holding (gains) losses	108	(134)
128	Exclusion of special items:	89	11
121	- asset impairments	89	9
10	- provisions for redundancy incentives	3	2
(3)	- re-measurement gains/losses on commodity derivatives	(3)
(426)	Adjusted operating profit	(257)	(70)	187	72.8
	Net income (expense) from investments (a)		2	2
86	Income taxes (a)	48	2	(46)
(340)	Adjusted net profit	(209)	(66)	143	68.4

(a)	Excluding special items.

In the first half of 2010, the Petrochemicals division achieved a remarkable improvement by trimming its adjusted operating loss by euro 187 million, or 72.8% (from a loss of euro 257 million in the first half of 2010 to a loss of euro 70 million) driven by a 17% increase in sales volumes and cost efficiencies. Profitability continued being	negatively impacted by high supply costs of oil-based feedstock that were not fully recovered in sales prices.

Adjusted net loss amounted to euro 66 million, a reduction of euro 143 million from the same period of the previous year due to the better operating performance.

Engineering & Construction

(euro million)	First Half
2009	2009	2010	Change	% Ch.

881	Operating profit	580	625	45	7.8
239	Exclusion of special items:	(11)	7
	of which:
250	Non-recurring items
(11)	Other special items:	(11)	7
2	- asset impairments
3	- gains on disposals of assets	(1)
	- provisions for redundancy incentives	(10)	7
(16)	- re-measurement gains/losses on commodity derivatives
1,120	Adjusted operating profit	569	632	63	11.1
	Net finance income (expense) (a)		47	47
49	Net income (expense) from investments (a)	19	(3)	(22)
(277)	Income taxes (a)	(139)	(206)	(67)
23.7	Tax rate (%)	23.6	30.5	6.9
892	Adjusted net profit	449	470	21	4.7

(a)	Excluding special items.

In the first half of 2010 the Engineering & Construction division reported an adjusted operating profit increasing by euro 63 million, or 11.1%, to euro 632 million, reflecting a better performance recorded in particular in: (i) the onshore construction due to a better operating performance; (ii) offshore drilling due to	higher activity levels of the Perro Negro 6 jack up and Scarabeo 4 and 7 semi-submersible platforms.

Special charges excluded from adjusted operating profit related mainly to provisions for redundancy incentives. Special charges of net profit included a

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currency adjustment amounting to euro 47 million to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding, to account for the depreciation of the euro over the dollar.	Adjusted net profit was euro 470 million, up euro 21 million from the first half of 2009 due to a better operating performance.

Other activities

(euro million)	First Half
2009	2009	2010	Change	% Ch.

(382)	Operating profit	(177)	(153)	24	13.6
124	Exclusion of special items:	49	45
153	- environmental provisions	45	31
5	- asset impairments	4	8
(2)	- gains on disposal of assets	(2)
(4)	- risk provisions	(4)	6
8	- provisions for redundancy incentives	2	1
(36)	- other	4	(1)
(258)	Adjusted operating profit	(128)	(108)	20	15.6
12	Net financial income (expense) (a)	28	(10)	(38)
1	Net income (expense) from investments (a)		(4)	(4)
(245)	Adjusted net profit	(100)	(122)	(22)	(22.0)

(a)	Excluding special items.

Corporate and financial companies

(euro million)	First Half
2009	2009	2010	Change	% Ch.

(474)	Operating profit	(187)	(174)	13	7.0
132	Exclusion of special items:	12	34
54	- environmental provisions		22
38	- provisions for redundancy incentives	12	12
40	- other
(342)	Adjusted operating profit	(175)	(140)	35	20.0
(525)	Net financial income (expense) (a)	(318)	(492)	(174)
	Net income (expense) from investments (a)		(1)	(1)
123	Income taxes (a)	27	102	75
(744)	Adjusted net profit	(466)	(531)	(65)	13.9

(a)	Excluding special items.

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NON-GAAP measures
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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(euro million)

First Half 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,698	1,908	360	53	625	(153)	(174)	(165)	9,152
Exclusion of inventory holding (gains) losses		(106)	(537)	(134)					(777)

Exclusion of special items:
environmental charges		4	34			31	22		91
asset impairments	29	10	33	9		8			89
gains on disposal of assets	(167)	1	(10)						(176)
risk provisions						6			6
provision for redundancy incentives	8	8	6	2	7	1	12		44
re-measurement gains/losses on commodity derivatives	(8)	71	(32)						31
other						(1)			(1)

Special items of operating profit	(138)	94	31	11	7	45	34		84

Adjusted operating profit	6,560	1,896	(146)	(70)	632	(108)	(140)	(165)	8,459
Net finance (expense) income (a)	(106)	7			47	(10)	(492)		(554)
Net income from investments (a)	266	195	66	2	(3)	(4)	(1)		521
Income taxes (a)	(4,036)	(622)	31	2	(206)		102	62	(4,667)

Tax rate (%)	60.1	29.6	..		30.5				55.4
Adjusted net profit	2,684	1,476	(49)	(66)	470	(122)	(531)	(103)	3,759

of which:
- adjusted net profit of non-controlling interest									312
- adjusted net profit attributable to Eni’s shareholders									3,447

Reported net profit attributable to Eni’s shareholders									4,046

Exclusion of inventory holding (gains) losses									(530)
Exclusion of special items									(69)

Adjusted net profit attributable to Eni’s shareholders									3,447

(a)	Excluding special items.

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(euro million)

First Half 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,152	2,116	287	(454)	580	(177)	(187)	55	6,372
Exclusion of inventory holding (gains) losses		294	(467)	108					(65)

Exclusion of special items:
- environmental charges		17	22			45			84
- asset impairments	220		52	89		4			365
- gains on disposal of assets	(167)	(5)	1		(1)	(2)			(174)
- risk provisions			15			(4)			11
- provision for redundancy incentives	5	8	8	3		2	12		38
- re-measurement gains/losses on commodity derivatives	27	(377)	31	(3)	(10)				(332)
- other						4			4

Special items of operating profit	85	(357)	129	89	(11)	49	12		(4)

Adjusted operating profit	4,237	2,053	(51)	(257)	569	(128)	(175)	55	6,303
Net finance (expense) income (a)	83	(12)				28	(318)		(219)
Net income from investments (a)	113	162	39		19				333
Income taxes (a)	(2,517)	(718)	(19)	48	(139)		27	(24)	(3,342)

Tax rate (%)	56.8	32.6	..		23.6				52.1
Adjusted net profit	1,916	1,485	(31)	(209)	449	(100)	(466)	31	3,075

of which:
- adjusted net profit of minority interest									414
- adjusted net profit attributable to Eni’s shareholders									2,661

Reported net profit attributable to Eni’s shareholders									2,736

Exclusion of inventory holding (gains) losses									(52)
Exclusion of special items									(23)

Adjusted net profit attributable to Eni’s shareholders									2,661

(a)	Excluding special items.

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ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

(euro million)

2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,120	3,687	(102)	(675)	881	(382)	(474)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)

Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	124	132		1,162
- environmental charges		19	72			153	54		298
- asset impairments	618	27	389	121	2	5			1,162
- gains on disposals of assets	(270)	(6)	(2)		3	(2)			(277)
- risk provisions		115	17			(4)			128
- provision for redundancy incentives	31	25	22	10		8	38		134
- re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
- other						(36)	40		4

Special items of operating profit	364	(112)	537	128	239	124	132		1,412

Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)

Tax rate (%)	60.0	30.9			23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157

of which:
- adjusted net profit of minority interest									950
- adjusted net profit attributable to Eni’s shareholders									5,207

Reported net profit attributable to Eni’s shareholders									4,367

Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items:									1,031
- non-recurring charges									250
- other special (income) charges									781

Adjusted net profit attributable to Eni’s shareholders									5,207

(a)	Excluding special items.

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ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Breakdown of special items

First Half
2009	(euro million)	2009	2010

250	Non-recurring charges
250	of which: estimated charge of the possible resolution of the TSKJ matter
1,162	Other special charges (income):	(4)	84
298	- environmental charges	84	91
1,162	- asset impairments	365	89
(277)	- gains on disposal of assets	(174)	(176)
128	- risk provisions	11	6
134	- provision for redundancy incentives	38	44
(287)	- re-measurement gains/losses on commodity derivatives	(332)	31
4	- other	4	(1)
1,412	Special items of operating profit	(4)	84
	Net finance income		47
179	Net income from investments	(8)	(118)
	of which:
	- gains from disposal of assets		(140)
	- impairments		20
(560)	Income taxes	(11)	(82)
	of which:
(27)	- tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries	(27)
72	- impairment of deferred tax assets E&P
(192)	- other special items	16
(413)	- taxes on special items of operating profit		(82)
1,031	Total special items of net profit	(23)	(69)

Breakdown of impairment

(euro million)	First Half
2009	2009	2010	Change

993	Asset impairment	331	89	(242)
58	Goodwill impairment	23		(23)
1,051	Sub total	354	89	(265)
111	Impairment of losses on receivables related to non recurring activities	11		(11)
1,162	Impairments	365	89	(276)

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ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

SUMMARIZED GROUP BALANCE SHEET

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting	investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2009	June 30, 2010	Change

Fixed assets
Property, plant and equipment (b)	59,765	67,477	7,712
Inventories - compulsory stock	1,736	1,997	261
Intangible assets	11,469	11,479	10
Equity-accounted investments and other investments	6,244	6,389	145
Receivables and securities held for operating purposes	1,261	1,976	715
Net payables related to capital expenditures	(749)	(710)	39
	79,726	88,608	8,882
Net working capital
Inventories	5,495	6,641	1,146
Trade receivables	14,916	15,493	577
Trade payables	(10,078)	(11,536)	(1,458)
Tax payables and provision for net deferred tax liabilities	(1,988)	(4,059)	(2,071)
Provisions	(10,319)	(10,854)	(535)
Other current assets and liabilities (c)	(3,968)	(2,895)	1,073
	(5,942)	(7,210)	(1,268)
Provisions for employee post-retirement benefits	(944)	(1,012)	(68)
Net assets held for sale including related net borrowings	266	331	65
CAPITAL EMPLOYED, NET	73,106	80,717	7,611
Eni shareholders’ equity	46,073	53,379	7,306
Non-controlling interest	3,978	3,996	18
	50,051	57,375	7,324
Net borrowings	23,055	23,342	287
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,106	80,717	7,611

(a)	For a reconciliation to the statutory balance sheet see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes".
(b)	For the effects deriving from the application of IFRIC, see notes to the consolidated interim financial statements.
(c)	Include receivables and securities for financing operating activities for euro 496 million at June 30, 2010 (euro 339 million as of December 31, 2009) and securities covering technical reserves of Eni’s insurance activities for euro 266 million at June 30, 2010 (euro 381 million as of December 31, 2009).

The depreciation of the euro versus the US dollar, from December 31, 2009 (the EUR/USD exchange rate was 1.227 as of June 30, 2010, as compared to 1.441 as of December 31, 2009, down 14.9%) increased net capital employed, net equity and net borrowings by approximately euro 5,700 million, euro 5,000 million and euro 700 million,	respectively, as a result of exchange rate translation differences.

At June 30, 2010, net capital employed totaled euro 80,717 million representing an increase of euro 7,611 million from December 31, 2009.

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Fixed assets
Fixed assets amounted to euro 88,608 million, representing an increase of euro 8,882 million from December 31, 2009 reflecting exchange rate translation differences and capital expenditures incurred in the period (euro 7,107 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 4,459 million) recorded in the period.

Net working capital
At June 30, 2010, net working capital amounted to a negative euro 7,210 million, representing a decrease of euro 1,268 million from December 31, 2009, mainly due to:

  higher tax payables and provisions for net deferred tax liabilities (up euro 2,071 million) related to income taxes accrued for the period;
  higher trade payables partly offset by increased trade receivables, reflecting the impact of higher prices of commodities, resulting in an increase of euro 881 million.

These effects were partly offset by:

  an increase in oil, gas and petroleum products inventories (up euro 1,146 million) as a result of a recovery in oil and products prices in the evaluation of the inventories on the basis of the weighted-average cost method and higher volumes of gas input to storage compared with the off-takes made in winter months;
  a reduction in the item other current assets and liabilities (down euro 1,073 million) associated with a positive change of euro 234 million (from a negative euro 530 million to a negative euro 296 million; respectively down euro 312 million and euro 177 million net of taxes) in fair value of certain commodity derivatives instruments Eni entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006 corresponding to 125.7 mmboe, decreasing to 23.3 mmboe as of the end of June 2010 due to settled transactions up to the end of the first half 2010. Also other non-current assets, which were comprised in the balance above, included as accounted in Eni 2009 financial statements a deferred cost classified as a non current asset which related to amounts of gas which were collected below minimum take quantities for the year 2009 as provided for by take-or-pay clauses contained in certain long-term gas purchase contracts. The Company plans to collect the underlying gas volumes beyond a twelve-month period. The amount recognized in the balance sheet corresponding to a receivable in-kind was stated at the lower of purchase cost and net realizable value as of the end of the period based on realized prices on sales to different customer segments incurred in the previous twelve-month period (euro 255 million).

Net assets held for sale including related liabilities (euro 331 million) mainly related to the following assets: certain oil&gas properties in Italy which were contributed in kind to two subsidiaries Società Padana Energia SpA and Società Adriatica Idrocarburi SpA, and the subsidiary Gas Brasiliano Distribuidora.

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Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to	other companies). The capital invested as of period end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

Calculated on a 12-month period ending on June 30, 2010	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,646	2,907	(215)	6,841
Exclusion of after-tax finance expense/interest income	-	-	-	341
Adjusted net profit unlevered	4,646	2,907	(215)	7,182
Adjusted capital employed, net:
- at the beginning of period	30,489	23,614	7,359	68,564
- at the end of period	38,847	25,539	7,932	80,048
Adjusted average capital employed, net	34,668	24,577	7,646	74,306
Adjusted ROACE (%)	13.4	11.8	(2.8)	9.7

Calculated on a 12-month period ending on June 30, 2009	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,743	2,481	366	8,207
Exclusion of after-tax finance expense/interest income	-	-	-	243
Adjusted net profit unlevered	5,743	2,481	366	8,450
Adjusted capital employed, net:
- at the beginning of period	22,763	21,017	9,466	60,454
- at the end of period	30,489	23,614	8,539	70,018
Adjusted average capital employed, net	26,626	22,316	9,003	65,236
Adjusted ROACE (%)	21.6	11.1	4.1	13.0

Calculated on a 12-month period ending on December 31, 2009	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	3,878	2,916	(197)	6,157
Exclusion of after-tax finance expense/interest income	-	-	-	283
Adjusted net profit unlevered	3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period	30,362	22,547	7,379	66,886
- at the end of period	32,455	25,024	7,560	72,915
Adjusted average capital employed, net	31,409	23,786	7,470	69,901
Adjusted ROACE (%)	12.3	12.3	(2.6)	9.2

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ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority	interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2009	June 30, 2010	Change

Total debt:	24,800	25,151	351
- short-term debt	6,736	6,749	13
- long-term debt	18,064	18,402	338
Cash and cash equivalents	(1,608)	(1,675)	(67)
Securities held for non-operating purposes	(64)	(70)	(6)
Financing receivables for non-operating purposes	(73)	(64)	9
Net borrowings	23,055	23,342	287
Shareholders’ equity including non-controlling interest	50,051	57,375	7,324
Leverage	0.46	0.41	(0.05)

Net borrowings at June 30, 2010 amounted to euro 23,342 million and increased by euro 287 million from December 31, 2009.

Total debt amounted to euro 25,151 million, of which euro 6,749 million were short-term (including the portion of long-term debt due within 12 months for euro 2,450 million) and euro 18,402 million were long-term.

The ratio of net borrowings to shareholders’ equity including minority interest – leverage – decreased to 0.41 with respect to 0.46 recorded at the end of 2009 benefiting from a sizeable increase in shareholders’ equity associated with the appreciation of the US dollar.

Comprehensive income

(euro million)	First Half
2009	2010

Net profit (loss)	3,150	4,358
Other items of comprehensive income:
Foreign currency translation differences	(443)	4,974
Change in the fair value of cash flow hedge derivatives	(465)	342
Share of "Other comprehensive income" on equity-accounted entities	2	(16)
Taxation	191	(134)
Other comprehensive income	(715)	5,166
Total comprehensive income	2,435	9,524
Attributable to:
- Eni’s shareholders	2,035	9,118
- non-controlling interest	400	406

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Changes in shareholders’ equity

(euro million)

Shareholders’ equity including non-controlling interest at December 31, 2009		50,051
Total comprehensive income	9,524
Dividends paid to Eni shareholders	(1,811)
Dividends paid by consolidated subsidiaries to non-controlling interest	(353)
Effect of GreenStream BV deconsolidation	(37)
Rights cancelled stock option - 2007 plan	(6)
Current cost of assigned options	4
Other changes	3
Total changes		7,324
Shareholders’ equity including non-controlling interest at June 30, 2010		57,375
Attributable to:
- non-controlling interest		3,996
- Eni’s shareholders’ equity		53,379

The Group’s total equity including non-controlling interest increased by euro 7,324 million to euro 57,375 million, reflecting comprehensive income for the period (euro 9,524 million) as a result of net profit for the period (euro 4,358 million) and foreign currency translation effects. These increases were partly offset by the	payment of the balance dividend for fiscal year 2009 to Eni’s shareholders (euro 1,811 million) as well as dividend payment to minorities made by certain consolidated subsidiaries (euro 353 million, mainly relating to Snam Rete Gas and Saipem).

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ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

SUMMARIZED GROUP CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred in the period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for	the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/ deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

(euro million)	First Half
2009	2010	Change

Net profit	3,150	4,358	1,208
Adjustments to reconcile net profit to net cash generated by operating activities:
- depreciation, depletion and amortization and other non monetary items	3,948	4,403	455
- net gains on disposal of assets	(165)	(244)	(79)
- dividends, interest, taxes and other changes	3,253	4,833	1,580
Changes in working capital related to operations	1,990	113	(1,877)
Dividends received, taxes paid, interest (paid) received during the period	(4,555)	(4,324)	231
Net cash provided by operating activities	7,621	9,139	1,518
Capital expenditures	(6,844)	(7,107)	(263)
Investments and purchase of consolidated subsidiaries and businesses	(2,214)	(115)	2,099
Disposals	3,275	795	(2,480)
Other cash flow related to capital expenditures, investments and disposals	(513)	(206)	307
Free cash flow	1,325	2,506	1,181
Borrowings (repayment) of debt related to financing activities	470	6	(464)
Changes in short and long-term financial debt	(1,323)	(366)	957
Dividends paid and changes in non-controlling interest and reserves	(1,071)	(2,148)	(1,077)
Effect of changes in consolidation area and exchange differences		69	69
NET CASH FLOW FOR THE PERIOD	(599)	67	666

Change in net borrowings

(euro million)	First Half
2009	2010	Change

Free cash flow	1,325	2,506	1,181
Exchange differences on net borrowings and other changes	(233)	(645)	(412)
Dividends paid and changes in non-controlling interest and reserves	(1,071)	(2,148)	(1,077)
CHANGE IN NET BORROWINGS	21	(287)	(308)

(a)	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes".

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ENI INTERIM CONSOLIDATED REPORT / FINANCIAL REVIEW AND TREND INFORMATION

Main cash inflows for the first half of 2010 were: (i) net cash provided by operating activities (euro 9,139 million); (ii) cash proceeds from divestments of euro 795 million. These inflows were used to partially fund capital expenditures of euro 7,107 million, payment of the balance	dividend for the fiscal year 2009 to Eni shareholders (euro 1,811 million) as well as dividend payments to minorities in particular relating to Snam Rete Gas and Saipem. Net borrowings registered a slight increase amounting to euro 287 million from December 31, 2009.

Capital expenditures

(euro million)	First Half
2009	2009	2010	Change	% Ch.

9,486	Exploration & Production	4,907	5,150	243	5.0
1,686	Gas & Power	751	677	(74)	(9.9)
635	Refining & Marketing	217	267	50	23.0
145	Petrochemicals	45	71	26	57.8
1,630	Engineering & Construction	888	792	(96)	(10.8)
44	Other activities	14	19	5	35.7
57	Corporate and financial companies	22	50	28	..
12	Impact of unrealized intragroup profit elimination		81	81
13,695		6,844	7,107	263	3.8

In the first half of 2010 capital expenditures amounted to euro 7,107 million (euro 6,844 million in the first half of 2009), of which 86% related to Exploration & Production, Gas & Power and Refining & Marketing divisions and concerned mainly:	Disposals (euro 795 million) mainly related to:
(i) collection of the second installment of the transaction related to the divestment of a 51% stake in the joint-venture Eni-Enel OOO SeverEnergia (Eni 60%) to Gazprom, based on the call option exercised by the Russian company. This amounted to euro 526 million (as converted at the EUR/USD exchange rate of 1.35, corresponding to approximately US$710 million);
(ii) divestment of oil&gas properties in the Exploration & Production sector (euro 202 million);
(iii) the cash consideration related to the divestment of a 25% stake in the share capital of GreenStream BV (euro 75 million).

Dividends paid and changes in non-controlling interest and reserves amounting to euro 2,148 million mainly related to the payment of the balance dividend for the fiscal year 2009 to Eni shareholders (euro 1,811 million) as well as dividend payment to minorities (euro 353 million, mainly relating to Snam Rete Gas and Saipem).

-	development activities deployed mainly in Congo, Kazakhstan, the Unites States, Algeria, Angola, Egypt, Italy and Norway and exploratory activities of which 98% was spent outside Italy, primarily in the United States, Angola, Indonesia, Ghana and Pakistan;
-	upgrading of the fleet used in the Engineering & Construction division (euro 792 million);
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 342 million) and distribution network (euro 123 million), as well as development and increase of storage capacity (euro 96 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 201 million), as well as building and upgrading service stations in Italy and outside Italy (euro 57 million).

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Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes

Summarized Group Balance Sheet

(euro million)	Dec. 31, 2009	June 30, 2010

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			59,765		67,477
Inventories - compulsory stock			1,736		1,997
Intangible assets			11,469		11,479
Equity-accounted investments and other investments			6,244		6,389
Receivables and securities held for operating activities	(see Note 2 and Note 8)		1,261		1,976
Net payables related to capital expenditures, made up of:			(749)		(710)
- receivables related to capital expenditures/disposals	(see Note 2)	82		118
- receivables related to capital expenditures/disposals	(see Note 10)	710		844
- payables related to capital expenditures	(see Note 12)	(1,541)		(1,672)
Total fixed assets			79,726		88,608
Net working capital
Inventories			5,495		6,641
Trade receivables	(see Note 2)		14,916		15,493
Trade payables	(see Note 12)		(10,078)		(11,536)
Tax payables and provisions for net deferred tax liabilities, made up of:			(1,988)		(4,059)
- income tax payables		(1,291)		(1,508)
- other tax payables		(1,431)		(2,001)
- deferred tax liabilities		(4,907)		(5,455)
- other tax liabilities	(see Note 18)	(52)		(40)
- current tax assets		753		174
- other current tax assets		1,270		941
- deferred tax assets		3,558		3,703
- other tax assets	(see Note 10)	112		127
Provisions			(10,319)		(10,854)
Other current assets and liabilities:
Other, made up of:			(3,968)		(2,895)
- securities held for operating purposes	(see Note 1)	284		266
- receivables for operating purposes	(see Note 2)	339		496
- other receivables	(see Note 2)	4,825		5,802
- other (current) assets		1,307		1,338
- other receivables and other assets	(see Note 10)	1,116		1,173
- advances, other payables	(see Note 12)	(7,555)		(7,895)
- other (current) liabilities		(1,856)		(1,794)
- other payables and other liabilities	(see Note 18)	(2,428)		(2,281)
Total net working capital			(5,942)		(7,210)
Provisions for employee post-retirement benefits			(944)		(1,012)
Net assets held for sale including related liabilities, made up of:			266		331
- assets held for sale		542		570
- liabilities held for sale		(276)		(239)
CAPITAL EMPLOYED, NET			73,106		80,717

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continued Summarized Group Balance Sheet

(euro million)	Dec. 31, 2009	June 30, 2010

Items of summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

CAPITAL EMPLOYED, NET			73,106		80,717
Shareholders’ equity including non-controlling interest			50,051		57,375
Net borrowings
Total debt, made up of:			24,800		25,151
- long term debt		18,064		18,402
- current portion of long term debt		3,191		2,450
- short-term financial liabilities		3,545		4,299
less:
Cash and cash equivalents			(1,608)		(1,675)
Securities held for non-operating purposes	(see Note 1)		(64)		(70)
Financing receivables for non-operating purposes			(73)		(64)
Total net borrowings (a)	(see Note 2)		23,055		23,342
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			73,106		80,717

(a)	For details on net borrowings see also Note 15 to the interim condensed consolidated financial statements.

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Summarized Group Cash Flow Statement
(euro million)

First Half 2009	First Half 2010

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		3,150		4,358
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation, depletion and amortization and other non monetary items:		3,948		4,403
- depreciation, depletion and amortization	4,234		4,370
- impairment of tangible and intangible assets, net	354		89
- share of profit (loss) of equity-accounted investments	(205)		(292)
- other net changes	(450)		227
- net changes in provisions for employee benefits	15		9
Net gains on disposal of assets		(165)		(244)
Dividends, interest, income taxes and other changes:		3,253		4,833
- dividend income	(136)		(242)
- interest income	(268)		(64)
- interest expense	296		274
- income taxes	3,361		4,865
Changes in working capital related to operations:		1,990		113
- inventory	192		(1,190)
- trade receivables	3,556		86
- trade payables	(2,053)		947
- provisions for contingencies	77		54
- other assets and liabilities	218		216
Dividends received, taxes paid, interest (paid) received during the period:		(4,555)		(4,324)
- dividend received	336		388
- interest received	259		74
- interest paid	(245)		(408)
- income taxes paid, net of tax receivables received	(4,905)		(4,378)
Net cash provided by operating activities		7,621		9,139
Capital expenditures:		(6,844)		(7,107)
- tangible assets	(5,926)		(6,415)
- intangible assets	(918)		(692)
Investments and purchase of consolidated subsidiaries and businesses:		(2,214)		(115)
- investments	(140)		(115)
- consolidated subsidiaries and businesses	(29)
- acquisition of additional interests in subsidiaries and businesses	(2,045)
Disposals:		3,275		795
- tangible assets	42		213
- intangible assets	154		5
- changes in consolidated subsidiaries and businesses			48
- investments	3,079		529
Other cash flow related to capital expenditures, investments and disposals:		(513)		(206)
- securities	(7)		(13)
- financing receivables	(771)		(636)
- change in payables and receivables relating to investments and capitalized depreciation	(251)		(40)
reclassification: purchase of securities and financing receivables for non-operating purposes	13		15
- disposal of securities	128		26
- disposal of financing receivables	819		495
- change in payables and receivables	39		(32)
reclassification: disposal of securities and financing receivables held for non-operating purposes	(483)		(21)
Free cash flow		1,325		2,506

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continued Summarized Group Cash Flow Statement

(euro million)	First Half 2009	First Half 2010

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		1,325		2,506
Borrowings (repayment) of debt related to financing activities		470		6
reclassification: purchase of securities and financing receivables held for non-operating purposes	(13)		(15)
reclassification: disposal of securities and financing receivables held for non-operating purposes	483		21
Changes in short and long-term finance debt:		(1,323)		(366)
- proceeds from long-term finance debt	3,232		368
- payments of long-term finance debt	(2,487)		(1,147)
- increase (decreases) in short-term finance debt	(2,068)		413
Dividends paid and changes in non-controlling interest and reserves:		(1,071)		(2,148)
- net capital contributions/payments by/to non-controlling interest	1,542
- dividends paid by Eni to shareholders	(2,355)		(1,811)
- dividends paid to non-controlling interest	(258)		(353)
- treasury shares repurchased by consolidated subsidiaries			16
Effect of exchange differences				69
NET CASH FLOW FOR THE PERIOD		(599)		67

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RISK FACTORS AND UNCERTAINTIES

Foreword

The main risks that the Company is facing and actively monitoring and managing are the following: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from exploration and production activities. Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of conducting finance, treasury and risk management operations based on separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center, Eni Finance USA and Banque Eni which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk and Eni Trading & Shipping that has the mandate to manage and monitor solely commodity derivative contracts. In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s Group companies minimize such kinds of market risks. With regard to the commodity risk, Eni’s policies and guidelines define

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rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value-at-risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve its growth targets or ordinary asset portfolio management. The Group controls commodity risk with a maximum value-at-risk limit awarded to each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk). Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice-versa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within

Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of the Group’s companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude

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oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure	is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period. The following table shows amounts in terms of value at risk, recorded in the first half of 2010 (compared with the first half of 2009) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. VaR values are stated in US dollars, the currency used in oil products markets.

(Exchange and interest rate: Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2009	First Half 2010

(euro million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Interest rate	6.85	1.65	3.35	1.98	2.82	1.21	1.56	1.56
Exchange rate	1.22	0.07	0.35	0.31	0.99	0.13	0.49	0.82

(*)	Starting from February 1, 2010, the value of VaR for interest rate also includes the new department "Operating Finance" of Eni Finance USA Inc.

(Commodity risk: Value at Risk - historic simulation method; holding period: 1 day; confidence level: 95%)

2009	First Half 2010

($ million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Oil segment and products	37.51	4.74	17.65	6.64	39.22	4.40	21.76	9.89
Gas & Power business (*)	51.62	28.01	40.97	38.26	64.65	43.61	51.36	64.65

(*)	Starting from January 1, 2010, the value of VaR for the Gas & Power business includes also the subsidiary Tigaz.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques that establish counterparty limits and systems to monitor exposure against limits and report regularly on those exposures. Specifically, credit risk exposure to multi-business clients and exposures higher than the limit set at euro 4 million are closely monitored. Monitoring activities do not include retail clients and public administrations. The assessment methodology assigns a score to individual clients based on publicly available financial data and capital, profitability and liquidity ratios. Based on those scores, an internal credit rating is assigned to each counterparty who is accordingly allocated to its proper risk category. The Group risk categories are comparable to those prepared by the main rating agencies on the marketplace. The Group’s internal ratings are also benchmarked against ratings prepared by a specialized external source. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into accounts the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions. Those are the sole Group entities entitled to be party to financial

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transactions due to the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. See Note 2 to the condensed consolidated financial statements for a disclosure about changes in the loss provisions for doubtful accounts in the first half of 2010.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. In particular in the first half of 2010, Eni issued bonds addressed to institutional investors for euro 1 billion. The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
As of June 30, 2010, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 11,882 million, of which euro 2,900 million were committed, and long-term committed unused borrowing facilities of euro 2,850 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which euro 9,754 million were drawn as of June 30, 2010. The Group has debt ratings of A+ and A-1 respectively for long and short-term debt, outlook stable, assigned by Standard & Poor’s and Aa2 and P-1, outlook negative, assigned by Moody’s. The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities.

Current and non-current finance debt

Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total

Non current debt	2,450	2,986	3,231	1,724	2,599	7,862	20,852
Current financial liabilities	4,299						4,299
Fair value of derivative instruments	1,324	263	124	52	113	103	1,979
	8,073	3,249	3,355	1,776	2,712	7,965	27,130
Interest on finance debt	620	601	558	475	382	1,118	3,754
Guarantees to banks	389						389

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Trade and other payables

Maturity year

(euro million)	2011	2012 and thereafter	Total

Trade payables	11,536		11,536
Advances, other payables	9,567	72	9,639
	21,103	72	21,175

In addition to finance debt and trade payables presented in the financial statements, the Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations are certain arrangements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. Such arrangements include non-cancelable, long-term contractual obligations to secure access to supply and transport of natural gas, which include take-or-pay clauses whereby the Company obligations consist of off-taking	minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors and on the basis of the long-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities.
The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments

Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total

Operating lease obligations (1)	736	923	572	495	422	819	3,967
Decommissioning liabilities (2)	36	14	250	1,567	51	10,595	12,513
Environmental liabilities	265	286	259	222	206	688	1,926
Purchase obligations (3)	20,755	15,942	16,360	15,949	15,409	176,060	260,475
Gas
- natural gas to be purchased in connection with take-or-pay contracts	19,736	15,048	15,504	15,091	14,561	169,127	249,067
- natural gas to be transported in connection with ship-or-pay contracts	703	573	579	586	579	3,869	6,889
- other take-or-pay and ship-or-pay obligations	160	144	138	137	134	979	1,692
- other purchase obligations (4)	156	177	139	135	135	2,085	2,827
Other obligations	13	3	3	3	3	152	177
of which:
- Memorandum of intent relating to Val d’Agri	13	3	3	3	3	152	177
	21,805	17,168	17,444	18,236	16,091	188,314	279,058

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(4)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the US.

In the 2010-2013 four-year period management plans to invest euro 53 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December	31, 2009. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

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Capital expenditure commitments

Maturity year

(euro million)	2010	2011	2012	2013	2014 and thereafter	Total

Committed on major projects	4,119	3,793	2,829	1,928	11,357	24,026
Other committed projects	9,330	5,284	3,467	3,640	7,489	29,210
	13,449	9,077	6,296	5,568	18,846	53,236

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2009, approximately 80% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America. In 2009, approximately 60% of Eni’s domestic supply of natural gas came from such Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves. Further risks associated with activities in those Countries are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America.

Operational risk

Eni’s business activities conducted in and outside Italy are subject to a broad range of laws and regulations, including specific rules concerning oil and gas activities currently in force in Countries in which it operates. In particular, those laws and regulations require the acquisition of a license before exploratory drilling may commence and compliance with health, safety and environment standards. Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In particular Eni is required to follow strict operating practices and standards to protect biodiversity when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas).
Breach of environmental, health and safety laws exposes employees to criminal and civil liability and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001.
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the Group’s results of operations or financial position in future years. Recently enacted regulations on safety and health in the workplace in Italy impose a new array of obligations to the Company operations, particularly regarding contractors. New regulations prescribe that a company adopts certified operational and organizational systems whereby the Company can discharge possible liabilities due to a violation of health and security standards on condition that adopted operational systems and processes worked properly and were effective.
Eni has adopted guidelines for assessing and managing

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health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is performed through the adoption of procedures and effective pollution management systems tailored to the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units for each site. These units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimize damage in the event of an incident. In the case of a major crisis, Divisions/Entities are assisted by the Eni Unit of Crisis to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities. The integrated management system of health, safety and environmental matters is supported by the adoption of Eni’s Model of HSE operations in all the Division and companies of the Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle (Deming cycle). Eni is reaching the goal of total certification of its plants. Industrial and commercial sites of the R&M segment have been certified as ISO 14001, and six of them are EMAS certified; in the petrochemical segment facilities are certified under ISO 14001, EMAS and OHSAS 18001. EniPower power stations are EMAS certified, while in other segments facilities are mainly certified under ISO 14001 and OHSAS 18001.
The system for monitoring HSE operational risks is based on the monitoring of HSE indicators at quarterly intervals and on an audit plan addressed to three levels: HSE Corporate, HSE business unit and at site level consisting of:
  internal audits of management systems (performed by Eni employees or external consultants);

  audits for the confirmation or renewal of certification of management systems performed annually by external certifying entities;
  control of compliance with existing HSE regulations;
  specific audits on relevant issues (e.g. following events/ accidents/reported failures).

Eni provides a program of specific training and development to its HSE staff in order to:

  promote the execution of behaviors consistent with guidelines;
  drive people’s learning growth process by developing professionalism, management and corporate culture;
  support management knowledge and control of HSE risks.

In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements trough its shareholding in the OIL insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages occurring in case of both onshore and offshore incidents. Covered losses vary depending on nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies.

The recent incident at a the BP-operated Macondo well in the Gulf of Mexico is likely to result in more stringent regulation of oil and gas activities in the US and elsewhere, particularly relating to environmental and health and safety protection controls and oversight of drilling operations, as well as access to new drilling areas. The US Government has imposed a moratorium on certain offshore drilling activities through November 30, 2010, and similar actions may be taken by governments elsewhere in the world. New regulations and legislation, as well as evolving practices, would increase the cost of compliance and may require changes to our drilling operations and exploration and development plans and may lead to higher royalties and taxes.
Eni’s management is currently rescheduling certain projects in the Gulf of Mexico due to delays in linking wells to production facilities which will impact the Company’s production outlook for the year.
In addition, the Group has incurred operating costs related to certain drilling rigs which have been booked before the moratorium in the second quarter of 2010. The overall impact of that inactivity on Eni’s results of operations for the full year 2010 will depend on the Company’s ability to reschedule its operations away from the Gulf of Mexico to other areas.

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Risks and uncertainties associated with the competitive environment in the natural gas market

Management expects that the competitive environment will remain extremely uncertain and volatile in the European gas market for the remaining part of the year 2010 and beyond. Based on ongoing trends, management has increased its full-year projections of Italian and European gas demand growth to a rate of 3.8% and 2.2%, respectively, up from a previous forecast of stable demand in Italy and an increase rate of 1.4% in Europe. Management forecasts that demand will grow at a faster pace than initially planned also in 2011 and 2012. However, market fundamentals are expected to remain weak over that time span as gas oversupply is showing no signs of relief. A number of factors help explain the current imbalances, namely large availability of import capacity related to the build-up of new infrastructures, production ramp-ups specially in Norway and large amounts of LNG following the coming online of a number of projects (LNG trains in Qatar, Yemen, Indonesia and Russia), as well as development of non-conventional gas resources in the United States which have reduced the Country dependence on LNG imports.
The condition of oversupply is highlighted by dramatically lowered spot prices of gas marketed on the main continental hubs, coupled with increased liquidity on the marketplace. The main consequence of those trends is represented by de-coupling trends in gas spot prices quoted on the continental hubs vs. long-term prices correlated to oil-linked formulas that index gas prices in long-term supply contracts to crude oil and refined products prices, resulting in negative spreads. This development represents a risk factor for gas operators, including Eni, as their cost structure is linked to the price of oil while their sales are increasingly influenced by spot prices quoted on the continental hubs.
Management believes that a better balance between demand and supply and a consequent re-coupling of trends in spot prices vs. oil-linked prices will be achieved in 2013 at the earliest.
A number of uncertainties weigh on this forecast including the pace of the economic recovery in Europe, the impact associated with the adoption of energy-saving habits, the need for reducing greenhouse gas emissions, rising competition from renewable or alternative sources of energy, also taking into consideration the commitment of EU Member States to achieve the targets set in the so-called package "20-20-20 European Policy" by 2020. On the positive side, the recovery of the

Asian economy will absorb part of LNG supplies, while on part of gas upstream producers it is probable that a number of gas reserve development projects will be rescheduled.
Management believes those trends might negatively affect results of operations and cash flow of Eni’s gas business in the second half and also the next two years.

Current negative trends in the competitive environment may impair Eni’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts will ensure approximately 62.4 bcm of gas availability in 2010 (excluding the contribution of other subsidiaries and associates) with a residual life of approximately 19 years and a pricing mechanism indexed to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). The contracts provide take-or-pay clauses whereby the Company is required to collect minimum predetermined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction, of uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to collect pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash pre-payments and time schedules for collecting pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to collect pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni will pay the residual price calculating it as the percentage that complements 100, based on the arithmetical average of monthly base prices in place in the year of the off-take.

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Similar considerations apply to ship-or-pay contractual obligations.
Management believes that the current outlook for gas demand and large gas availability on the marketplace, the possible evolution of sector-specific regulation, as well as the de-coupling between trends in oil linked-prices vs. spot prices, represent risks factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts.
Management expects that the Company will experience increasing exposure to the strategic risk associated with growing adoption on the market place of selling formulae linked to spot prices which movements are independent of those of oil prices and refined products that drive supply costs in Eni’s take-or-pay contracts. This trend could become a structural element in the gas market. In 2009 Eni incurred the take-or-pay clause as the Company collected lower volumes than its minimum take obligations for the year thus recognizing a trade payable for the uncollected amount of gas up to the minimum off-take volumes provided in the relevant contractual arrangements.
Considering current trends and imbalances in the gas market and factoring in the level of sales volumes achieved in the first half of 2010 (down by 6% driven by a 19% loss in Italy), management believes that for the full year 2010 the Company will fail to fulfill its minimum take contractual obligations associated with significant volumes of gas, thus incurring the take-or-pay clause. The impacts on the financial statements and eventually on the Company’s liquidity associated with the incurrence of the take-or-pay clause will be recognized as of end of the contractual year (the thermal or the calendar year as the case may be). Furthermore, management expects that the Company will continue incurring the take-or-pay clause associated with significant gas volumes over the next two years, unless current oversupply conditions improve substantially.
If Eni fails to off-take the contractual minimum amounts, it will be exposed to a price risk, because the purchase price Eni will ultimately be required to pay is based on prices prevailing after the date on which the offtake obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes. The Company also expects to incur financing costs to pay cash advances corresponding to contractual minimum amounts. As a result, the Company’s selling margins, results of operations and cash flow may be negatively affected.
Based on management’s projections for sales volumes and prices for the four-year plan and subsequent years, volumes for which an obligation to pay cash	advances might arise due to take or pay clauses will be off-taken within contractual terms, thus recovering cash advances. Even if financing associated with cash advances is factored in, the net present value associated with those long-term contracts discounted at the weighted average cost of capital for the Gas & Power segment still remains a positive and consequently those contracts do not fall within the category of the onerous contract provided by IAS 37.

In the medium term Eni intends to preserve the profitability and cash flow generation of its gas marketing operations.
A number of initiatives have been identified, including:

  maximizing gas sales volumes leveraging on the multiple presence in a number of markets; market knowledge, the integration with Distrigas commercial operations and supply portfolio (which is not expected to have take-or-pay obligations in future years) and marketing policies aimed at increasing Eni’s market share in Europe;
  renegotiating the main long-term supply contracts by exercising the contractual right to amend terms and conditions of the contracts as provided by specific contractual clauses in case of significant changes in the market environment, as those that have been occurring from the second half of 2008. Certain of these renegotiations were finalized early in 2010 with a positive impact both on results of operations and Eni’s future commercial plans as the Company obtained more flexibility in its marketing operations;
  implementing a dynamic portfolio management aimed at optimizing value of assets (gas supply contracts, customer base, market position) by:
  ensuring the balance between supply and sale programs over periods of up to four years and monthly schedules of needs and physical flows;
  managing market risks (commodity, volumes);
  unlocking value by leveraging opportunities associated with the flexibility provided by the Company’s portfolio of long term contracts.

Management plans to increase the amount of derivatives transactions to safeguard assets’ value. This could increase future earnings’ volatility in case those derivatives do not qualify for hedge accounting as defined by IAS 39. Specifically, management plans for: (i) entering cash flow hedge transactions to protect the Company’s future cash flows on highly probable future sale transactions from exposure to volatility in commodity prices. Management expects such a kind of risk to be associated with on one side different market

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trends for supply oil-linked costs and hub-related selling prices, and on the other side eventual mismatching between oil-linked pricing formulae for supply costs and revenues (strategic risk). These instruments are expected to be closely related to the underlying commodity; (ii) entering derivative transactions for the purpose of taking advantage of different market price trends in order to increase Eni’s selling margins, as well as forward gas supplies on the continental hubs which the Group expects to settle both through physical delivery or on a net basis; (iii) entering derivative transactions part of a proprietary trading which will be carried out in compliance with strict risk policies. Those transactions will be built around the expertise and trading capabilities which have been consolidated following Distrigas acquisition.
- Launching of innovative pricing formulas and improving the quality of services on the core Italian market;
- Reduction in the cost-to-serve;
- Monitoring and effectively managing working capital requirements.

Risks associated with sector-specific
regulations in Italy

The regulated period in the natural gas market as defined by Legislative Decree No. 164/2000 will be effective until December 31, 2010. In particular, the Decree is going to expire in relation to antitrust thresholds on gas volumes (imported or domestically produced) input into the national transport network and on marketed gas volumes to final customers by each operator.
Management expects that these antitrust thresholds will be replaced by new gas volumes thresholds in terms of market share of each operator. This has been anticipated by a framework decree approved by the Italian Government on April 23, 2010, implementing article 30, paragraph 6 of the Law No. 99, issued on July 23, 2009. The framework decree is undergoing the necessary institutional steps. The framework decree introduces ceiling on the market share of each Italian gas operators, incentives to third parties for building new storage capacity and certain measures to improve market liquidity (for further information see "Operating Review of the Gas & Power Division - Paragraph "Regulation"). The Group is monitoring evolutions in this matter with a view of assessing any possible financial or economic impacts associated with the proposed measures, while complying with legislation in effect.

Further material aspects regarding the Italian gas sector regulations are the regulated access to infrastructures (transport backbones, storage fields, distribution networks and LNG terminals), the provision that activities relating to infrastructures are to be managed by separate legal entities within vertically-integrated group companies, the provision forbidding a controlling entity from interfering in the decision-making process of its subsidiaries managing gas transport, storage and distribution activities by July 1, 2008 (as defined by Decision No. 11/2007 and updated by Resolution No. 253/2007 of the Authority for Electricity and Gas) and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of setting tariffs for transport, distribution, storage and re-gasification services, as well as in approving specific code for each regulated activity, monitoring natural gas prices and setting pricing mechanism for supplies to residential users consuming less than 200,000 cm/y. Those clients have right to obtain gas from their suppliers at a regulated tariff.
Referring to this last issue, decisions made by the Authority for Electricity and Gas may limit the ability of gas resellers to transfer cost increases of the raw material to final customers, given the current pricing mechanism which indexes the cost of gas to crude oil and derivatives prices in supplies to residential customers. The Authority has recently updated the indexation mechanism based on Resolution No. 64/2009. The new indexation mechanism provides that changes in a preset basket of hydrocarbons are transferred to the price of supplies to residential and commercial users. Also a floor has been established in the form of a fixed amount that applies only at certain low level of international prices of hydrocarbons. Furthermore, on March 26, 2010, the Authority for Electricity and Gas published a consultation document (ARG/gas 47/2010) regarding certain proposed amendments to the current mechanism that is used to update the raw material cost component in supplies to residential users. Following the consultation document (DCO 5/2010), the Authority resolved with Resolution ARG/gas No. 89/2010 to provide a fixed reduction, lowering from 1 to 0.925 the measure whereby variations in the cost of gas are transferred to the final price in supplies to residential users to be applied to the thermal year October 1, 2010-September 30, 2011. This resolution will negatively affect Eni’s future results and cash flows, except for any possible outcome of challenging the resolution before an administrative court.
Also certain provisions of law may limit the Company’s ability to set commercial margins. Specifically, Law

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Decree No. 112 enacted in June 2008 forbids energy companies like Eni to pass to prices to final customers the higher income taxes incurred in connection with a supplemental tax rate of 6.5 percentage points introduced by the same decree on energy companies with a yearly turnover in excess of euro 25 million. The Authority for Electricity and Gas is in charge of monitoring compliance with this rule. The Authority has subsequently established with a set of deliberations that energy companies have to adopt effective operational and monitoring systems in order to prevent unlawful increases in final prices of gas.
Other risk factors and uncertainties deriving from the regulatory framework currently in force in the Italian gas sector are associated with the regulation of the access to the Italian gas transport network that is currently set by Decision No. 137/2002 of the Authority for Electricity and Gas. The decision is fully incorporated into the network code presently in force as prepared by the system’s operator. The decision sets priority criteria for transport capacity entitlements at points where the Italian transport network connects with international import pipelines (the so-called entry points to the Italian transport system). For more detail on this risk factor see Eni’s Annual Report 2009 - Operating Review of the Gas & Power division - Paragraph Risk Factors, as there were no material developments on this matter in the first half of 2010.

Recently, the Italian administrative authorities released a number of resolutions intended to favor development of a gas spot market in Italy with an efficient level of flexibility and liquidity. As part of this framework, a number of gas release measures have been enacted. Those measures have strongly affected Eni’s marketing activity in Italy. The latest development on this matter has been Legislative Decree No. 78/2009 which obliged Eni to make additional sales at the virtual exchange point for a total of 5 bcm of gas in yearly and half-yearly amounts. Although the allotment procedure (bid) was based on a minimum price set by the Ministry for Economic Development as proposed by the Authority (Eni considering this point discriminatory, filed a claim to the competent authority), only a 1.1 bcm portion of the gas release was awarded out of the 5 bcm which had been planned. For the next few years, also based on indications of the Authority for Electricity and Gas (in a report to the Parliament on the situation of the gas and electricity market in Italy as provided in Resolution PAS 3/2010 and again in the above mentioned consultation document about the pricing mechanism in the residential sector), Eni cannot exclude the possibility that the Company will be forced to implement additional gas release programs. It is worth mentioning that the new framework decree intended to increase competitiveness in the gas market, provide a mechanism of gas release for Eni in case of failure to comply with the mandatory ceiling on the market share.
Measures aimed at increasing competitiveness in the Italian gas market represent risk factors and uncertainties to Eni’s gas business. Management believes that it is possible that any developments in that matter may negatively affect the Company’s expected results of operations and cash flow of its gas business in the second half of the year and in future years.

Lastly, the adoption of the European Directive 2009/73/EC comprising the third package on the internal gas market represents a risk factor and an uncertainty as Eni is engaged in the regulated transport business. The Directive provides for three independent transportation operator regimes: separation of transportation network assets ("ownership unbundling"); independent system operator and independent transmission operator (for further information see the Operating Review - Gas & Power Division - Regulation). The choice among alternate solutions is the responsibility of Member States, during the transposition expected by March 2011. The Group is monitoring developments in this matter with a view of assessing any possible financial or economic impacts associated with the change, while complying with legislation in effect on functional unbundling (as defined by Resolution No. 11/2007 of the Authority for Electricity and Gas).
Eni is not able to predict developments on this matter but Eni cannot exclude that implementation of European Directive 2009/73/EC in Italy or possible developments in the regulatory framework of the natural gas market in Italy will result in Eni relinquishing control over or divesting its interest in Snam Rete Gas. Eni’s interest in Snam Rete Gas (52.54%) currently accounts for approximately 12% of the Group’s total assets, 2% of the Group’s total revenues and 11% of the Group’s operating profits.

Specific risks associated with exploration
and production of oil and natural gas

Exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to

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the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and harsh environments, where the majority of Eni’s planned and ongoing projects is located.
As recent events in the Gulf of Mexico have shown, exploration and production carries certain inherent risks, especially deep water drilling. Accidents at a single well can lead to loss of life, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation and prospects of the group.

Main trends and uncertainties
affecting the second half of the year

Eni expects energy markets to remain uncertain and volatile in the second half of the year in light of the risks still surrounding the solidity and sustainability of the global economic recovery.
Oil prices fluctuations affect Eni’s operating segments in different ways. High oil prices benefit the results of Eni’s Exploration & Production segment, while the Refining & Marketing and the Petrochemical divisions are exposed to relative movements in prices of oil and products and the speed at which the prices of products adjust to reflect change in the cost of oil-based feedstock. Normally, a time lag occurs between movements in prices of oil and those of refined and petrochemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected.
In the first half of 2010 the Refining & Marketing segment recorded an operating loss due to higher costs of oil-based feedstock that it was unable to pass to end prices of products pressured by weak demand, high inventories and excess capacity. In addition, the increased oil price triggered higher costs of energy utilities which are typically indexed to it. However, results for the second quarter of 2010, particularly the months of May and June, improved significantly from a year ago quarter, with operating losses being significantly reduced. This trend reflected a recovery in the light and heavy crude differentials that benefited Eni’s complex refineries which were further upgraded by the coming on stream of the new hydro-cracker at the Taranto plant. Looking forward, management expects that the refining scenario will remain highly uncertain and volatile, while industry fundamentals will be somewhat supported by capacity rationalizations and downsizings. Against this backdrop, management is cautiously optimistic about the possibility that an ongoing recovery in refining margins will consolidate in the remaining part of the year which could drive Eni’s refining activity to improve profitability in the second half. This would determine a sizeable reduction in the business’ operating loss for the full year compared to last year.
Results of the marketing of refined products are exposed to the risks of a contraction in the demand for fuels, in particular on the domestic market, due also to the cautious attitude of consumers in light of the slowness of economic recovery.
In addition to volatile oil-based feedstock costs, Eni’s petrochemicals operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low entry-barriers, excess capacity and intense competitive pressures. These drivers helped explain the substantial amounts of operating losses that have been accumulated by Eni’s petrochemicals operation in the last couple of years. However, in the first half of 2010 business conditions have progressively improved and the segment managed to significantly reduce the pace of losses (down from euro 257 million to euro 70 million; up by 73%). While high feedstock costs continued to pressure product margins, the factors behind that improvement were a recovery in sales volumes driven by a global economic upturn, as well as cost reduction initiatives and plant rationalizations. Notwithstanding there persist risks and uncertainties associated with trends in the global economy and rapidly escalating oil costs, management expects to deliver on the planned targets of sizeable reduction in operating losses and the cash burn rate of the petrochemicals business for the full year.
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the large presence of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company

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is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserves entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. For the current year, the Company estimates that production entitlements in its PSAs would decrease on average by approximately 1,000 bbl/d for a $1 increase in oil prices compared to Eni’s assumptions for oil prices at 65 $/bbl adopted in the four-year plan 2010-2013. However, this sensitivity analysis only applies to small deviations from the 65 $/bbl scenario and the impact on Eni’s production may	increase more than proportionally as the deviation increases. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

The Engineering & Construction segment plans to increase its order backlog and economic returns, thanks to a business model articulated across various market sectors combined with a strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of this market. The start of operations of new distinctive assets in 2010 and 2011 coupled with the size and quality of the backlog and the strong operating performance on projects, underpin expectations for a further significant strengthening of Saipem’s competitive position in the medium-term.

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OUTLOOK

In what remains an uncertain and volatile energy environment, Eni forecasts a modest improvement in global oil demand and a Brent price of 76 $/bbl for the full year 2010. Considering ongoing trends, management expects that gas demand in Europe and Italy will recover at a faster pace than the Company’s base case assumptions following the steep decline suffered in 2009 in the industrial and power generation sectors. In the refining business, underlying fundamentals are expected to remain weak as highlighted by margins volatility. Against this backdrop, key volumes trends for the year are expected to be the following:
  Production of liquids and natural gas is forecast to be in line with 2009 (production in 2009 was 1.769 mmboe/d). This estimate is based on the Company’s assumption for a Brent price of 76 $/bbl for the full year, the same level of OPEC restrictions as in the first half of 2010 and asset disposals underway. It excludes the effect of updating the gas conversion rate. Growth will be driven by continuing field start-ups, mainly in Italy, Congo and Norway and marginally the Zubair project in Iraq, as well as production ramp-up at the Company’s recently started fields, mainly in Nigeria and Angola. These additions will be offset by mature field declines, lower gas uplifts in Libya due to oversupply conditions on the European market and rescheduling of certain projects expected in the Gulf of Mexico as consequence of the accident occurred at the BP-operated Macondo well;
  Worldwide gas sales are forecasted to decrease compared with 2009 (approximately 104 bcm were achieved in 2009). Increasing competitive pressures, mainly in Italy, are expected to be partly offset by an expected recovery in European gas demand. Other positive trends include a benefit associated with integrating Distrigas operations and the optimization of its supply portfolio, including re-negotiation of long-term supply contracts;

  Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditures and cost savings from integrating the full chain of transport, storage and distribution activities;
  Refining throughputs on Eni’s account are planned to increase compared with 2009 (actual throughputs in 2009 were 34.55 mmtonnes) due to a higher capacity utilization rate of Eni’s refineries partly offset by lowered volumes on third party refineries reflecting the Company’s decision to terminate certain processing agreements. In a challenging trading environment, management forecasts an improvement in refining margins from a year ago, leveraging on better spreads between light and heavy crudes as well as initiatives for efficiency enhancement and margin expansion;
  Retail sales of refined products in Italy and the rest of Europe are expected decline slightly from 2009 (12.02 mmtonnes in 2009) reflecting sluggish consumption. Marketing initiatives are planned in order to support sales volumes and margins in the Italian retail market and to develop the Company’s market share in European markets;
  The Engineering & Construction business is expected to see solid results due to a robust order backlog.

In 2010, management plans to make capital expenditures slightly higher compared with 2009 (euro 13.69 billion were invested in 2009) as a result of interventions aimed at optimizing production and the impact of the appreciation of the US dollar over the euro. Capital expenditures will mainly be directed to the development of oil and natural gas reserves, exploration projects, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructure. Management has planned a number of measures designed to ensure the achievement of a ratio of net borrowings to total equity (leverage) which will adequately support a strong credit rating.

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ENI INTERIM CONSOLIDATED REPORT / SUBSEQUENT EVENTS

Subsequent events

Subsequent business developments are described in the operating review of Eni’s segments.

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ENI INTERIM CONSOLIDATED REPORT / TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties

The other transactions entered into by Eni and identified by IAS 24, concern mainly the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.	Twice a year Directors, General Managers and managers with strategic responsibilities declare any transaction they enter with Eni SpA or its subsidiaries, even through other persons or persons related to them as per IAS 24.
Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note 32).

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ENI INTERIM CONSOLIDATED REPORT / OTHER INFORMATION

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:
  as of June 30, 2010, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC - Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd e Burren Energy (Congo) Ltd which fell within the scope of the regulation as of December 31, 2009, as well as the following subsidiary Eni Finance USA Inc;
  the Company has already adopted adequate procedure to ensure full compliance with the regulation.

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ENI INTERIM CONSOLIDATED REPORT / GLOSSARY

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.com. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR Total Shareholder Return Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From April 1, 2010, Eni has updated the conversion rate of gas to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods).

Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

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Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylene-propylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried

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out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Underlifting situations.

Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor, "profit oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport

Contents

ENI INTERIM CONSOLIDATED REPORT / GLOSSARY

costs and respective commitments in purchasing and supplying.

Take or pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.
ABBREVIATIONS
mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

Contents

Condensed Consolidated
Interim Financial Statements

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Balance Sheet

Dec. 31, 2009	June 30, 2010

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		1,608		1,675
Other financial assets held for trading or available for sale	(1)	348		336
Trade and other receivables	(2)	20,348	1,355	22,285	1,470
Inventories	(3)	5,495		6,641
Current tax assets		753		174
Other current tax assets		1,270		941
Other current assets	(4)	1,307	9	1,338	7
		31,129		33,390
Non-current assets
Property, plant and equipment	(5)	59,765		67,477
Inventory - compulsory stock		1,736		1,997
Intangible assets	(6)	11,469		11,479
Equity-accounted investments	(7)	5,828		5,930
Other investments	(7)	416		459
Other financial assets	(8)	1,148	438	1,664	896
Deferred tax assets	(9)	3,558		3,703
Other non-current receivables	(10)	1,938	40	2,144	14
		85,858		94,853
Assets held for sale	(19)	542		570
TOTAL ASSETS		117,529		128,813
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(11)	3,545	147	4,299	169
Current portion of long-term debt	(15)	3,191		2,450
Trade and other payables	(12)	19,174	1,241	21,103	1,536
Income taxes payable	(13)	1,291		1,508
Other taxes payable		1,431		2,001
Other current liabilities	(14)	1,856	5	1,794	10
		30,488		33,155
Non-current liabilities
Long-term debt	(15)	18,064		18,402
Provisions for contingencies	(16)	10,319		10,854
Provisions for employee benefits		944		1,012
Deferred tax liabilities	(17)	4,907		5,455
Other non-current liabilities	(18)	2,480	49	2,321	47
		36,714		38,044
Liabilities directly associated with assets held for sale	(19)	276		239
TOTAL LIABILITIES		67,478		71,438
SHAREHOLDERS’ EQUITY	(20)
Non-controlling interest		3,978		3,996
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		46,269		52,085
Treasury shares		(6,757)		(6,757)
Interim dividend		(1,811)
Net profit		4,367		4,046
Total Eni shareholders’ equity		46,073		53,379
TOTAL SHAREHOLDERS’ EQUITY		50,051		57,375
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		117,529		128,813

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Profit and loss account

First Half 2009	First Half 2010

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(22)	42,008	1,739	47,706	1,357
Other income and revenues		501	29	537	16
Total revenues		42,509		48,243
OPERATING EXPENSES	(23)
Purchases, services and other		29,520	2,317	32,466	2,378
Payroll and related costs		2,077		2,199
OTHER OPERATING (EXPENSE) INCOME	(24)	48	35	33	23
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(25)	4,588		4,459
OPERATING PROFIT		6,372		9,152
FINANCE INCOME (EXPENSE)	(26)
Finance income		3,695	16	3,660	29
Finance expense		(3,962)	(4)	(3,930)	(5)
Derivative financial instruments		48		(331)
		(219)		(601)
INCOME (EXPENSE) FROM INVESTMENTS	(27)
Share of profit (loss) of equity-accounted investments		205		292
Other gain (loss) from investments		153		380
		358		672
PROFIT BEFORE INCOME TAXES		6,511		9,223
Income taxes	(28)	(3,361)		(4,865)
Net profit		3,150		4,358

Attributable to:
- Eni shareholders		2,736		4,046
- Non-controlling interest	(20)	414		312
		3,150		4,358
Earnings per share attributable to Eni (euro per share)	(29)
- Basic		0.76		1.12
- Diluted		0.76		1.12

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Comprehensive income

(euro million)	Note	First Half 2009	First Half 2010

Net profit		3,150	4,358
Other items of comprehensive income
Foreign currency translation differences		(443)	4,974
Change in the fair value of cash flow hedging derivatives	(20)	(465)	342
Share of "Other comprehensive income" on equity-accounted entities		2	(16)
Taxation	(20)	191	(134)
		(715)	5,166
Total comprehensive income		2,435	9,524
Attributable to:
- Eni shareholders		2,035	9,118
- Non-controlling interest		400	406
		2,435	9,524

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2008	4,005	959	7,187	(90)	4	(1,054)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510
Net profit for the first half of 2009											2,736	2,736	414	3,150
Other items of comprehensive income
Change in the fair value of cash flow hedging derivatives net of the tax effect				(274)								(274)		(274)
Share of "Other comprehensive income" on equity-accounted entities						1						1	1	2
Foreign currency translation differences				(2)			(191)		(235)			(428)	(15)	(443)
				(276)		1	(191)		(235)			(701)	(14)	(715)
Total comprehensive income				(276)		1	(191)		(235)		2,736	2,035	400	2,435
Transactions with shareholders
Dividend distribution of Eni SpA(euro 0.65 per share in settlement of 2008 interim dividend of euro 0.65 per share)										2,359	(4,714)	(2,355)		(2,355)
Dividend distribution of other companies													(258)	(258)
Payments by minority shareholders													1,542	1,542
Allocation of 2008 net profit									4,111		(4,111)
Put option granted to Publigaz Scrl (the Distrigas NV minority shareholder)						1,495						1,495		1,495
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA						1,086						1,086	(1,086)
Non-controlling interest acquired following the mandatory tender offer and the squeeze-out on the shares of Distrigas NV													(1,146)	(1,146)
						2,581			4,111	2,359	(8,825)	226	(948)	(722)
Other changes in shareholders’ equity
Cost related to stock options									7			7		7
Stock option expired									(7)			(7)		(7)
Other changes				(71)					58			(13)	(1)	(14)
				(71)					58			(13)	(1)	(14)
Balance at June 30, 2009	4,005	959	7,187	(437)	4	1,528	(1,160)	(6,757)	38,619		2,736	46,684	3,525	50,209
Net profit for the second half of 2009											1,631	1,631	536	2,167
Other items of comprehensive income
Change in the fair value of cash flow hedging derivatives net of the tax effect				(5)								(5)		(5)
Change in the fair value of available-for-sale securities net of the tax effect					1							1		1
Share of "Other comprehensive income" on equity-accounted entities						1						1	(1)
Foreign currency translation differences				3			(505)		84			(418)	(8)	(426)
				(2)	1	1	(505)		84			(421)	(9)	(430)
Total comprehensive income				(2)	1	1	(505)		84		1,631	1,210	527	1,737
Transactions with shareholders
Interim dividend distribution of Eni SpA(euro 0.50 per share)										(1,811)		(1,811)		(1,811)
Dividend distribution of other companies													(92)	(92)
Payments by minority shareholders													18	18
										(1,811)		(1,811)	(74)	(1,885)
Other changes in shareholders’ equity
Utilization of the reserve for the acquisition of treasury shares			(430)			1			429
Cost related to stock options									6			6		6
Other changes						(38)			22			(16)		(16)
			(430)			(37)			457			(10)		(10)
Balance at December 31, 2009 (Note 20)	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity continued

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2009 (Note 20)	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051
Net profit for the first half of 2010											4,046	4,046	312	4,358
Other items of comprehensive income
Change in the fair value of cash flow hedging derivatives net of the tax effect (Note 20)				208								208		208
Share of "Other comprehensive income" on equity-accounted entities						(7)						(7)	(9)	(16)
Foreign currency translation differences				(3)			4,501		373			4,871	103	4,974
				205		(7)	4,501		373			5,072	94	5,166
Total comprehensive income				205		(7)	4,501		373		4,046	9,118	406	9,524
Transactions with shareholders
Dividend distribution of Eni SpA										1,811	(3,622)	(1,811)		(1,811)
Dividend distribution of other companies													(353)	(353)
Allocation of 2009 net profit									745		(745)
Exclusion of non-controlling interest following the change in the scope of consolidation related to the divestment of the control stake in the share capital of GreenStream BV													(37)	(37)
									745	1,811	(4,367)	(1,811)	(390)	(2,201)
Other changes in shareholders’ equity
Cost related to stock options									4			4		4
Stock option expired									(6)			(6)		(6)
Other changes									1			1	2	3
									(1)			(1)	2	1
Balance at June 30, 2010 (Note 20)	4,005	959	6,757	(234)	5	1,485	2,836	(6,757)	40,277		4,046	53,379	3,996	57,375

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statement of cash flows

(euro million)	Note	First Half 2009	First Half 2010

Net profit of the period		3,150	4,358
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	(25)	4,234	4,370
Impairments of tangible and intangible assets, net		354	89
Share of loss of equity-accounted investments		(205)	(292)
Gain on disposal of assets, net		(165)	(244)
Dividend income	(27)	(136)	(242)
Interest income		(268)	(64)
Interest expense		296	274
Income taxes	(28)	3,361	4,865
Other changes		(450)	227
Changes in working capital:
- inventories		192	(1,190)
- trade receivables		3,556	86
- trade payables		(2,053)	947
- provisions for contingencies		77	54
- other assets and liabilities		218	216
Cash flow from changes in working capital		1,990	113
Net change in the provisions for employee benefits		15	9
Dividends received		336	388
Interest received		259	74
Interest paid		(245)	(408)
Income taxes paid, net of tax receivables received		(4,905)	(4,378)
Net cash provided from operating activities		7,621	9,139
- of which with related parties	(31)	(132)	(556)
Investing activities:
- tangible assets	(5)	(5,926)	(6,415)
- intangible assets	(6)	(918)	(692)
- consolidated subsidiaries and businesses		(29)
- investments	(7)	(140)	(115)
- securities		(7)	(13)
- financing receivables		(771)	(636)
- change in payables and receivables in relation to investments and capitalized depreciation		(251)	(40)
Cash flow from investments		(8,042)	(7,911)
Disposals:
- tangible assets		42	213
- intangible assets		154	5
- consolidated subsidiaries and businesses			48
- investments		3,079	529
- securities		128	26
- financing receivables		819	495
- change in payables and receivables in relation to disposals		39	(32)
Cash flow from disposals		4,261	1,284
Net cash used in investing activities (*)		(3,781)	(6,627)
- of which with related parties	(31)	(274)	(895)

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

Statement of cash flows continued

(euro million)	Note	First Half 2009	First Half 2010

Proceeds from long-term debt		3,232	368
Repayments of long-term debt		(2,487)	(1,147)
Increase (decrease) in short-term debt		(2,068)	413
		(1,323)	(366)
Net capital contributions by minority shareholders		1,542
Net acquisition of treasury shares different from Eni SpA			16
Acquisition of additional interests in consolidated subsidiaries		(2,045)
Dividends paid to Eni’s shareholders		(2,355)	(1,811)
Dividends paid to non-controlling interest		(258)	(353)
Net cash used in financing activities		(4,439)	(2,514)
- of which with related parties	(31)	2	17
Effect of exchange rate changes on cash and cash equivalents and other changes			69
Net cash flow for the period		(599)	67
Cash and cash equivalents - beginning of period		1,939	1,608
Cash and cash equivalents - end of period		1,340	1,675

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see "Financial Review" in the "Report of the Directors".
Cash flows of such investments were as follows:
(euro million)	First Half 2009	First Half 2010

Financing investments:
- securities	(2)	(13)
- financing receivables	(11)	(2)
	(13)	(15)
Disposal of financing investments:
- securities	81	8
- financing receivables	402	13
	483	21
Net cash flows from financing activities	470	6

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / FINANCIAL STATEMENTS

SUPPLEMENTAL CASH FLOW INFORMATION
(euro million)	First Half 2009	First Half 2010

Effect of investment of companies included in consolidation and businesses
Current assets	3	72
Non-current assets	20	2
Net borrowings	8	11
Current and non-current liabilities	(1)	(63)
Net effect of investments	30	22
Fair value of investments held before the acquisition of control		(11)
Purchase price	30	11
less:
Cash and cash equivalents	(1)	(11)
Cash flow on investments	29

Effect of disposal of consolidated subsidiaries and businesses
Current assets		80
Non-current assets		696
Net borrowings		(282)
Current and non-current liabilities		(136)
Net effect of disposals		358
Fair value of share capital held after the sale of control		(149)
Gain on disposal		140
Non-controlling interest		(46)
Selling price		303
less:
Cash and cash equivalents		(255)
Cash flow on disposals		48

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Notes to the condensed consolidated interim financial statements

Basis of presentation

The Condensed Consolidated Interim Financial Statements of Eni Group have been prepared in accordance with IAS 34 "Interim Financial Reporting". The statements are comparable with those adopted in the Annual Report 2009 with the exception of the statement of cash flows which has been modified in order to provide an articulation of the items included in the "Net cash from operating activities" more comparable with that presented by the main integrated oil companies1.
The amounts of the comparison period have been consistently reclassified.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and measurement criteria as those adopted in the preparation of the Annual Report 2009 with the exception of international accounting standards effective starting from January 1, 2010 indicated in the paragraph "Accounting standards and interpretations issued by IASB/IFRIC and endorsed by EU" of Annual Report 2009. The application of these standards has had no impact on transactions performed before year 2010 with the exception of provisions of IFRIC 12 "Service concession arrangements" (hereinafter "IFRIC 12") which defines recognition and measurement criteria of public-to-private arrangements related to development, financing, operation and maintenance of infrastructure in concession. In particular, when the grantor controls the infrastructure by controlling/regulating the principal terms and conditions of services rendered, including applicable rates and retaining a residual interest in the infrastructure, the operator recognizes a right to use the infrastructure or a financial asset, according to agreements.
In particular, considering existing Group’s service concession arrangements, the application of IFRIC 12 has resulted in recognizing certain infrastructures as intangible assets; accordingly, in the comparative balance sheet as at December 31, 2009, the net carrying amount of infrastructures falling within the scope of IFRIC 12 has been reclassified from the line item "Property plant and equipment" to "Intangible assets" for an amount of euro 3,412 million. Considering the rate structure for concession services and absence of benchmark, it is not possible to reliably measure the margin for construction/upgrade activities and therefore capital expenditures are recognized as work in progress at incurred costs. The depreciation process of assets under service concession arrangements is unchanged and it is carried out considering how the entity expects to obtain future economic benefits deriving from the use and the residual value of the infrastructure, as set in reference jurisdiction.
With reference to the preparation of the Condensed Consolidated Interim Financial Statements 2010, prospectively:

•	starting from second quarter 2010, natural gas conversion rate from standard cubic meters into barrels of oil has been updated (6.36 barrels equal to 1,000 m3; previously 6.15 barrels equal to 1,000 m3) by collecting data on the gas heating power made considering the modified mix of Eni’s gas properties that took place in recent years. Therefore, starting from second quarter 2010, UOP depreciation rate for oil and gas assets is defined considering productions and reserves determined using updated gas conversion rate to oil and gas joint production reservoirs. The effects of this update are not material[2];
•	starting from January 1, 2010, management has reviewed: (i) the useful life of pipelines (from 40 to 50 years), consistently with the review made by the Electricity and Gas Authority for tariff purposes. The impact on interim results has been euro 18 million; (ii) the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review. The impact on interim results has been euro 38 million.

The report includes selected explanatory notes. Income taxes were calculated based on the estimated taxable profit.
Tax payables and receivables were measured at the amount expected to be paid to/recovered from tax authorities,

_______________

(1)	The main changes concerned: (i) the elimination of the items "Cash generated from operating profit before changes in working capital" and "Cash from operations"; (ii) the addition of the item "Share of profit (loss) of equity-accounted investments" related to investments accounted for using the equity method; (iii) the inclusion in the item "Changes in working capital" of the net impairments (reversals) related to inventories, trade receivables and change in the fair value of derivatives, previously included in the item "Revaluations, net"; (iv) the inclusion in the item related to "Changes in working capital" of changes of provisions for contingencies; (v) the presentation of the change in the provisions for employee benefits after the "new" item which includes the "Cash flow from working capital".
(2)	The effect on the production expressed in barrels of oil equivalent ("boe") of the second quarter 2010 has been of 26,000 boe/d; for the sake of comparability, also production of the first quarter of 2010 was restated resulting in an effect equal to that of the second quarter. Effects on other per-boe indicators (realization prices, costs per boe) and on depreciation are not material. Other oil companies may use different coefficients.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

applying tax laws that have been enacted or substantively enacted at the end of the period and using tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2010, have been approved by Eni’s Board of Directors on July 28, 2010 and a limited review has been carried out by the independent auditor Reconta Ernst & Young SpA. A limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards.

Use of accounting estimates

For a description of the accounting estimates used see the Annual Report 2009.

Recent accounting principles

As regards the recent accounting principles, in addition to those indicated in the Annual Report 2009, in the first half of 2010 IASB issued the document "Improvements to IFRS’s" which includes only changes to existing standards and interpretations with a technical and editorial nature.

Contents

ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Current assets

1 Other financial assets held for trading or available for sale
As of December 31, 2009 and June 30, 2010, Eni did not own financial assets held for trading. Other financial assets available for sale are set out below:

(euro million)	Dec. 31, 2009	June 30, 2010

Securities held for operating purposes	284	266
Securities held for non-operating purposes	64	70
	348	336

Securities held for operating purposes of euro 266 million (euro 284 million as of December 31, 2009) included securities designated to provide coverage of technical reserves of the Group’s insurance company, Eni Insurance Ltd.
The fair value of securities is determined using market quotations.

2 Trade and other receivables
Trade and other receivables were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Trade receivables	14,916	15,493
Financing receivables:
- for operating purposes - short-term	339	496
- for operating purposes - current portion of long-term receivables	113	312
- for non-operating purposes	73	64
	525	872
Other receivables:
- from disposals	82	118
- other	4,825	5,802
	4,907	5,920
	20,348	22,285

Receivables were stated net of the allowance for impairment losses of euro 1,596 million (euro 1,647 million as of December 31, 2009):

(euro million)	Value at Dec. 31, 2009	Additions	Deductions	Other changes	Value at June 30, 2010

Trade receivables	942	126	(35)	(6)	1,027
Financing receivables	6				6
Other receivables	699	10	(92)	(54)	563
	1,647	136	(127)	(60)	1,596

The increase in trade receivables of euro 577 million mainly reflected currency translation differences arising from the translation of financial statements denominated in currencies other than euro (euro 490 million) related to the Refining & Marketing segment (euro 873 million), the Petrochemical segment (euro 326 million) and, as decrease, to the Gas & Power segment (euro 693 million).
Allowances for doubtful accounts amounted to euro 126 million and primarily related to the Gas & Power segment (euro 80 million). Other changes of euro 60 million included a reclassification of part of the allowance to the impairment provision for tangible assets of the Exploration & Production segment for euro 142 million partially offset by currency translation differences amounting to euro 100 million.
Receivables for financing operating activities of euro 808 million (euro 452 million as of December 31, 2009) included financing loans for euro 503 million to unconsolidated entities controlled by Eni, joint ventures and affiliates (euro 245 million as of December 31, 2009), a euro 281 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves (euro 179 million as of December 31, 2009) and the current portion of receivables for financial leasing (euro 15 million).

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Receivables for financing non-operating activities amounted to euro 64 million (euro 73 million as of December 31, 2009) and referred to cash deposits made by the Engineering & Construction segment (euro 67 million as of December 31, 2009).
Receivables with related parties are described in Note 31 – Transactions with related parties.
Because of the short-term maturity of trade receivables, the fair value approximates their carrying amount.

3 Inventories
Inventories were as follows:

Dec. 31, 2009	June 30, 2010

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	616	150		1,363	2,129	760	170		1,527	2,457
Products being processed and semi finished products	74	17		9	100	110	18			128
Work in progress			759		759			1,260		1,260
Finished products and goods	1,889	552		66	2,507	2,094	609		93	2,796
	2,579	719	759	1,438	5,495	2,964	797	1,260	1,620	6,641

Inventories were stated net of the valuation allowance of euro 104 million (euro 103 million as of December 31, 2009):

(euro million)	Value at Dec. 31, 2009	Additions	Deductions	Currency translation differences	Value at June 30, 2010

103	21	(26)	6	104

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

4 Other current assets
Other assets were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Fair value of non-hedging derivatives	698	728
Fair value of cash flow hedge derivatives	236	160
Other current assets	373	450
	1,307	1,338

Fair value of derivative contracts is determined using market quotations provided by primary info-providers or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 728 million (euro 698 million as of December 31, 2009) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 160 million (euro 236 million as of December 31, 2009) referred to Distrigas NV. These derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in gas portfolio. The negative fair value for contracts expiring within June 30, 2011 is given in Note 14 – Other current liabilities; positive and negative fair value of contracts expiring beyond June 30, 2011 is given in Note 10 – Other non-current receivables and Note 18 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are provided in Note 20 – Shareholders’ equity and Note 24 – Operating income (expense).

Non-current assets

5 Property, plant and equipment
Analysis of tangible assets is set out below:

(euro million)	Carrying amount at Dec. 31, 2009	Provisions for amortization and writedowns at Dec. 31, 2009	Net carrying amount at Dec. 31, 2009	Investments	Amortizations	Impairments	Currency translation differences	Changes in the scope of consolidation	Other changes	Net carrying amount at June 30, 2010	Carrying amount at June 30, 2010	Provisions for amortization and writedowns at June 30, 2010

Property, plant and equipment	122,566	62,801	59,765	6,415	(3,474)	(79)	5,462	(700)	88	67,477	138,338	70,861

Additions of euro 6,415 million were primarily related to the Exploration & Production (euro 4,629 million), the Engineering & Construction (euro 789 million), the Gas & Power (euro 524 million) and the Refining & Marketing (euro 265 million) segments. A capital expenditure project was partially financed by compensating a trade receivable held towards the State partner.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The break-down by segment of impairments amounting to euro 79 million (euro 330 million in the first half of 2009) and the associated tax effect is provided below:

(euro million)	First Half 2009	First Half 2010

Impairment
Exploration & Production	209	29
Refining & Marketing	27	33
Petrochemicals	89	9
Other segments	5	8
	330	79
Tax effect
Exploration & Production	60	11
Refining & Marketing	9	12
Petrochemicals	24	3
Other segments	1	2
	94	28
Impairment net of the relevant tax effect
Exploration & Production	149	18
Refining & Marketing	18	21
Petrochemicals	65	6
Other segments	4	6
	236	51

In assessing the recoverability of the carrying amount of a tangible asset or group of assets, management makes an estimate of its recoverable amount, which is represented by the higher of the asset’s fair value less costs to sell or value-in-use. Given the nature of Eni’s activities, information on fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers are in place. Therefore, the recoverability is checked by using the value in use which is calculated by discounting estimated cash flows arising from the use of the asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit). During the first half of 2010, composition of the Group’s cash generating units has remained unchanged from the Annual Report 2009 (see the Annual Report 2009, Note 8). Cash flows have been assessed based on: (i) forward commodity prices prevailing on the market place as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years; (ii) the Company’s four-year plan adopted for supporting estimations of assets’ value in use in the preparation of Annual Report 2009 and subsequent available reviews as of the preparation of this interim report related to volume and margin trends, cost/expenditure profiles, reviews of oil and natural gas reserves and other variables. Beyond the four-year plan horizon, a nominal growth rate has been used ranging from 0% to 2%.
Post-tax cash flows have been discounted at a post-tax rate which corresponds for the Exploration & Production, Refining & Marketing and Petrochemicals segments to the Company’s weighted average cost of capital, adjusted for the risks specific to each Country of activity (adjusted WACC). Adjusted WACC used for impairment purposes for the 2010 Interim Consolidated Financial Report has ranged from 9% to 13.5% and were consistent with those used for the impairment test of the Annual Report 2009. Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.
In the Exploration & Production segment, impairments charges were associated to oil&gas properties in the Gulf of Mexico and Egypt as a result of changes in the pricing environment for commodities and costs increases. In the Refining & Marketing and the Petrochemicals segment, impairments regarded certain health, safety and environment projects that were written-off as they related to assets completely impaired in previous reporting periods.
Currency translation differences of euro 5,462 million were primarily related to translation of entities accounts denominated in US dollar (euro 5,160 million).
Changes in the scope of consolidation of euro 700 million related to the divestment to NOC (Libya National Oil Corporation) of a 25% stake in the share capital of GreenStream BV, the company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya. Following the decrease of Eni’s shareholding in the company to 50% and revised shareholders’ agreements. Eni no longer controls the company and it has therefore been excluded from consolidation as of May 1, 2010.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Other changes of euro 88 million included the initial recognition and changes in the estimated decommissioning and restoration costs of euro 176 million, of which euro 156 million related to the Exploration & Production segment and, as a decrease, the disposal of tangible assets for euro 51 million.
Property, plant and equipment included unproved mineral interest as follows:

(euro million)	Value at Dec. 31, 2009	Acquisitions	Impairments	Reclassification to proved mineral interest	Currency translation differences	Value at June 30, 2010

Congo	1,164			(5)	202	1,361
USA	882		(10)	(113)	144	903
Turkmenistan	649			(6)	113	756
Algeria	452				79	531
Other Countries	231	28		(17)	37	279
	3,378	28	(10)	(141)	575	3,830

6 Intangible assets
Intangible assets were as follows:

(euro million)	Carrying amount at Dec. 31, 2009	Provisions for amortization and writedowns at Dec. 31, 2009	Net carrying amount at Dec. 31, 2009	Investments	Amortizations	Currency translation differences	Other changes	Net carrying amount at June 30, 2010	Carrying amount at June 30, 2010	Provisions for amortization and writedowns at June 30, 2010

Intangible assets with finite useful lives	14,514	7,455	7,059	692	(898)	138	43	7,034	15,318	8,284
Intangible assets with indefinite useful lives
- Goodwill			4,410			35		4,445
			11,469	692	(898)	173	43	11,479

Acquisitions of euro 692 million included exploration expenditures of euro 513 million which were fully amortized as incurred. Amortization of euro 898 million included the amortization of license acquisition costs for euro 117 million.
The carrying amount of goodwill at the end of the period was euro 4,445 million (euro 4,410 million as of December 31, 2009).
The breakdown by operating segment is as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Exploration & Production	249	280
Gas & Power	3,328	3,331
Refining & Marketing	84	84
Engineering & Construction	749	750
	4,410	4,445

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The recoverable amount of the CGUs was determined by using the value in use which is calculated by discounting estimated cash flows arising from the use of the asset. Cash flows have been assessed based on: (i) forward commodity prices prevailing on the market place as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years; (ii) the Company’s four-year plan adopted for supporting estimations of assets’ value in use in the preparation of Annual Report 2009 and subsequent available reviews as of the preparation of this interim report related to volume and margin trends, cost/expenditure profiles, reviews of oil and natural gas reserves and other variables. Beyond the four-year plan horizon, a nominal growth rate has been used ranging from 0% to 2%.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Post-tax cash flows have been discounted at a rate which corresponds: (i) for the Exploration & Production and Refining & Marketing and Petrochemicals segments at the Company’s weighted average cost of capital (post-tax WACC), adjusted to consider risks specific to each Country of activity. Adjusted WACC used for impairment purposes for the 2010 Interim Consolidated Financial Report has ranged from 9% to 13.5% and were consistent with those used for the impairment test of the Annual Report 2009; (ii) for the Gas & Power and Engineering & Construction segments at sector-specific WACC. For the Gas & Power segment it has been estimated on the basis of a sample of companies operating in the same segment, for the Engineering & Construction segment on the basis of market data. WACC used for impairments in the Gas & Power segment has been adjusted to take into account risks specific to each Country of activity, while WACC used for impairments in the Engineering & Construction segment has not been adjusted as most of the company assets are not permanently located in a specific Country. Adjusted WACC used for impairment purposes for the 2010 Interim Consolidated Financial Report has ranged from 7% to 8% for the Gas & Power segment and it was 8.5% for the Engineering & Construction segment. Also in this case, adjusted WACC were consistent with those used for the impairment test of the Annual Report 2009; (iii) for the regulated activities in the Italian natural gas sector, the discount rates have been assumed equal to the rates of return defined by the Italian Authority for Electricity and Gas. Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.
Goodwill has been allocated to the following CGUs:

Gas & Power

(euro million)	Dec. 31, 2009	June 30, 2010

Domestic gas market	766	766
Foreign gas market	2,247	2,249
- of which European market	2,148	2,148
Domestic natural gas transportation network	305	305
Other	10	11
	3,328	3,331

Goodwill allocated to the domestic gas market CGU of euro 766 million primarily regarded the buy-out of non-controlling interest in Italgas SpA in 2003 through a public offering (euro 706 million). Goodwill allocated to the CGU represented by the European gas market was recognized upon acquisition of the Belgian company Distrigas NV. Such goodwill has been allocated to the CGU that is expected to benefit from the synergies of the acquisition corresponding to the European market that includes the activities of Distrigas and other European marketing activities conducted by the Gas & Power Division of Eni SpA. Key assumptions adopted for assessing the recoverable amount of both the domestic and the European gas market CGUs which exceeds their carrying amounts referred to commercial margins, forecast volumes, the discount rate and the growth rates adopted to determine the terminal value. The determination of the value-in-use is based on the four-year plan sanctioned by the Company’s top management that was used in the assessments made in the Annual Report 2009 and updated to take into account further deterioration in the economics of the gas sector in Italy and Europe caused by oversupply and rising competitive pressures leading to margin erosion and volume losses. This, notwithstanding management has revised upward its expectations for gas demand growth in 2010 and the following two-year period. The terminal value of both CGUs has been estimated through the perpetuity method of the last-year-plan considering a nominal growth rate equal to zero for Italy and 1.6% for Europe. The excess of the recoverable amount of the domestic gas market CGU over its carrying amount including the allocated portion of goodwill (headroom) would be reduced to zero under each of the following hypothesis: (i) an average decrease of 37.5% in the projected commercial margins; (ii) an average decrease of 37.5% in planned volumes; (iii) an increase of 6.5 percentage points in the discount rate; (iv) a negative real growth rate of 10.0%. The recoverable amount of the CGU domestic gas market and the relevant sensitivity analysis were calculated by using retail margins and excluding wholesale margins and margins on businesses (industrial clients, thermoelectric utilities and others). The excess of the recoverable amount of the European market CGU over its carrying amount including the allocated portion of goodwill (headroom) would be reduced to zero under each of the following hypotheses: (i) an average decrease of 28% in the projected marketing margins; (ii) an average decrease of 28% in planned volumes; (iii) an increase of 2 percentage points in the discount rate; (iv) a negative real growth rate of 2.5%.
Goodwill allocated to the domestic natural gas transportation network CGU referred to the purchase of own shares by Snam Rete Gas SpA and it is equal to the difference between the purchase cost over the carrying amount of the corresponding share of equity. The recoverable amount of the CGU is assessed based on its Regulatory Asset Base (RAB) as recognized by the Italian Authority for Electricity and Gas and is higher than its carrying amount, including the allocated goodwill. Management believes that no reasonably possible changes in the assumptions adopted would cause the headroom of the CGU to be reduced to zero.

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Engineering & Construction

(euro million)	Dec. 31, 2009	June 30, 2010

Offshore constructions	416	416
Onshore constructions	317	318
Other	16	16
	749	750

Segment goodwill of euro 750 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million).
The key assumptions adopted for assessing the recoverable amount of the CGUs which exceeds the carrying amount referred to operating results, the discount rate and the growth rates adopted to determine the terminal value. The assumptions, based on the four-year-plan approved by the Company’s top management and other indicators were unchanged as of the preparation of this interim report in respect of those used for the test in 2009. Therefore, the estimation of the recoverable amounts of the Offshore and Onshore construction CGUs, that exceed their carrying amounts including the relevant goodwill, and the zero setting hypothesis confirm those used in the Annual Report 2009.
The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment (euro 280 million of carrying amount), management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the acquisition cost that was not allocated to proved or unproved mineral interests from the business combinations of Lasmo, Burren Energy (Congo) and First Calgary; (ii) in the Refining & Marketing segment, goodwill (euro 84 million) primarily referred to the to the acquisitions in Czech Republic, Hungary and Slovakia and it was impaired in the Annual Report 2009. The recoverable amounts of these CGUs are substantially aligned to their book values including the allocated goodwill.

7 Investments
Analysis of investments is set out below:

(euro million)	Value at Dec. 31, 2009	Acquisitions and subscriptions	Sales and reimbursements	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Value at June 30, 2010

Equity accounted investments	5,828	112	(529)	335	(289)	374	99	5,930
Other investments	416	3				40		459
	6,244	115	(529)	335	(289)	414	99	6,389

Acquisitions and subscriptions for euro 112 million were primarily related to the subscription of equity-accounted investments for an increase in the share capital of Angola LNG Ltd (euro 83 million).
Sales and reimbursements of equity-accounted investments of euro 529 million essentially referred to the capital reimbursement of Artic Russia BV (euro 526 million) following the divestment of a 51% stake in the Eni-Enel joint-venture OOO SeverEnergia following the exercise of the call option by Gazprom on September 24, 2009. On March 31, 2010, Eni collected a second installment of the transaction amounting to euro 526 million (as converted at the EUR/USD exchange rate of 1.35 as of the transaction date, corresponding to approximately $710 million).
Share of profit of equity-accounted investments of euro 335 million primarily related to Galp Energia SGPS SA (euro 86 million), Unión Fenosa Gas SA (euro 61 million) and Trans Austria Gasleitung GmbH (euro 35 million), Petrosucre SA (euro 27 million), United Gas Derivatives Co (euro 27 million) and Blue Stream Pipeline Co BV (euro 20 million) and, as a decrease, the impairment of Super Octanos CA mainly due to management’s downward revisions of future profitability of the local business (euro 23 million) and expectations of further devaluation of the local currency so as to impair the ability of the shareholder to recover the amount in euro of the investment (euro 29 million included in currency translation differences).
Deduction following the distribution of dividends of euro 289 million primarily related to Trans Austria Gasleitung GmbH (euro 67 million), Unión Fenosa Gas SA (euro 40 million), Galp Energia SGPS SA (euro 39 million) and Azienda Energia e Servizi Torino SpA (euro 24 million).

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Currency translation differences resulting from the translation of financial statements denominated in currencies other than euro of euro 414 million were primarily related to translation of entities accounts denominated in US dollar (euro 399 million).
Other changes of euro 99 million primarily referred to the inclusion in equity-accounted investments of GreenStream BV following the sale of the controlling interest (25% stake) to the Libyan state-owned company NOC (National Oil Corporation) (euro 149 million).

8 Other financial assets
Other financing receivables were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Receivables for financing operating activities	1,112	1,629
Securities held for operating purposes	36	35
	1,148	1,664

Financing receivables were net of the allowance for impairment losses of euro 30 million (euro 29 million as of December 31, 2009).
Receivables for financing operating activities of euro 1,629 million (euro 1,112 million as of December 31, 2009) consisted of financing loans granted to unconsolidated entities controlled by Eni, joint ventures and affiliates of Exploration & Production (euro 719 million), Gas & Power (euro 693 million) and Refining & Marketing (euro 106 million) segments and receivables for financial leasing (euro 97 million). The increase of euro 517 million was primarily determined by the deconsolidation of GreenStream BV following the sale of the controlling interest (euro 418 million) and by currency translation differences resulting from the translation of financial statements denominated in currencies other than euro (euro 179 million).
Securities for euro 35 million (euro 36 million as of December 31, 2009) were designated as held-to-maturity.
The fair value of financing receivables and securities did not differ significantly from their carrying amount. The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 1.0% to 3.9% (1.0% and 4.5% as of December 31, 2009). The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in Note 31 – Transactions with related parties.

9 Deferred tax assets
Changes in deferred tax assets were as follows:

(euro million)	Value at Dec. 31, 2009	Net increases	Currency translation differences	Other changes	Value at June 30, 2010

3,558	156	454	(465)	3,703

Deferred tax assets of euro 3,703 million (euro 3,558 million as of December 31, 2009) were recognized net of offsettable deferred tax liabilities of euro 4,110 million (euro 3,764 million as of December 31, 2009). Further information on the offsetting of deferred tax liabilities is provided in Note 17 – Deferred tax liabilities. Other changes of euro 465 million included an increased offset of tax liabilities for euro 346 million and, as increase, the recognition as a contra to the reserve within net equity of the tax effect deriving from fair value valuation of cash flow hedging derivatives (euro 92 million). Further information on cash flow hedging derivatives is provided in Note 14 – Other current liabilities.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

10 Other non-current assets
Other non-current assets were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Current tax assets	112	127
Receivables related to disposal	710	844
Other receivables	215	224
Fair value of non-hedging derivatives	339	388
Fair value of cash flow hedge derivatives	129	98
Other asset	433	463
	1,938	2,144

Receivables related to disposals of euro 844 million (euro 710 million as of December 31, 2009) referred to: (i) a receivable of euro 502 million (euro 421 million as of December 31, 2009) recognized in 2008 after the agreement settled with the Republic of Venezuela related to expropriated Dación assets, to be paid in seven annual installments which yields interest income from the date of the settlement. The first installment was paid through an equivalent assignment of hydrocarbons (compensation in-kind) in 2009.
As well, the residual installments could be paid by compensation through an equivalent assignments of petroleum products; (ii) a receivable of euro 335 million (euro 279 million as of December 31, 2009) related to the disposal of the interest of 1.71% in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which are effective starting from January 1, 2008.
Fair value of the derivative contracts is determined using market quotations provided by primary info-providers or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 388 million (euro 339 million as of December 31, 2009) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 98 million (euro 129 million as of December 31, 2009) referred to Distrigas NV These derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in the gas portfolio. Fair value of contracts expiring beyond June 30, 2011 is given in Note 18 – Other non-current liabilities; positive and negative fair value of contracts expiring within June 30, 2011 is given in Note 4 – Other current assets and Note 14 – Other current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 20 – Shareholders’ equity and in the Note 24 – Other operating income (expense).
Other asset in the amount of euro 463 million (euro 433 million as of December 31, 2009) included a deferred cost recorded in the Annual Report 2009 that relates to amounts of gas which were collected below minimum take quantities for the year 2009 provided by take-or-pay clauses contained in certain long-term gas purchase contracts. The Company expects to collect the underlying gas volumes over a period longer than the next twelve months. The amount, represented by an in-kind receivable, is stated at the purchase price or, if lower, at the market value of gas at June 30, 2010 determined on the basis of sale prices to the various kinds of customers in the previous twelve months (euro 255 million).

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Current liabilities

11 Short-term debt
Short-term debt was as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Banks	683	1,262
Ordinary bonds	2,718	2,839
Other financial institutions	144	198
	3,545	4,299

Short-term debt increased by euro 754 million primarily due to the balance of repayments and new proceeds (euro 413 million) and by currency translation differences arising from the translation of financial statements denominated in currencies other than euro (euro 401 million). Ordinary bonds consisted of commercial paper of euro 2,839 million issued by Eni Finance USA Inc (euro 1,761 million) and the finance company Eni Coordination Center SA (euro 1,078 million).
As of June 30, 2010, Eni had undrawn committed and uncommitted borrowing facilities available in the amount of euro 2,900 million and euro 8,982 million, respectively (euro 2,241 million and euro 9,533 million as of December 31, 2009). These facilities were under interest rates that reflected market conditions. Charges in unutilized facilities were not significant.

12 Trade and other payables
Trade and other payables were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Trade payables	10,078	11,536
Advances	3,230	3,370
Other payables:
- related to capital expenditures	1,541	1,672
- others	4,325	4,525
	5,866	6,197
	19,174	21,103

The increase in trade receivables of euro 1,458 million referred to currency translation differences arising from the translation of financial statements denominated in currencies other than euro (euro 454 million). It related to Refining & Marketing (euro 805 million), Exploration & Production (euro 576 million), Engineering & Construction (euro 458 million) and, as a decrease, to the Gas & Power segment (euro 414 million).
Payables with related parties are described in Note 31 – Transactions with related parties.

13 Income tax payables
Income tax payables were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Italian subsidiaries	363	427
Foreign subsidiaries	928	1,081
	1,291	1,508

Income taxes of Italian subsidiaries were net of the negative tax effect deriving from the fair value valuation of cash flow hedging derivatives (euro 12 million) recognized with a corresponding entry in the relevant reserve within equity. Further information on cash flow hedging derivatives is provided in Note 14 – Other current liabilities.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

14 Other current liabilities
Other current liabilities were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Fair value of non-hedging derivatives	691	896
Fair value of cash flow hedge derivatives	680	428
Other liabilities	485	470
	1,856	1,794

Fair value of the derivative contracts is determined using market quotations provided by primary info-providers or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 896 million (euro 691 million as of December 31, 2009) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 428 million (euro 680 million as of December 31, 2009) referred to the Exploration & Production segment for euro 235 million (euro 369 million as of December 31, 2009) and to Distrigas NV for euro 193 million (euro 311 million as of December 31, 2009). Fair value related to the Exploration & Production segment referred to the fair value of the future sale agreements of the proved oil reserves with deadlines in 2011. Those derivatives were entered into to hedge exposure to variability in future cash flows deriving from the sales during the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006, corresponding to 125.7 mmbbl, decreasing to 23.3 mmbbl as of June 30, 2010 due to transactions settled in the past year. The Distrigas NV derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in gas portfolio. Fair value of contracts expiring by June 2011 is given in Note 4 – Other current assets; fair value of contracts expiring beyond June 30, 2011 is given in Note 10 – Other non-current assets and in Note 18 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 20 – Shareholders’ equity and in Note 24 – Other operating income (expense).

Non-current liabilities

15 Long-term debt and current maturities of long-term debt
Long-term debt including the current portion were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Long-term portion	Short-term portion	Total	Long-term portion	Short-term portion	Total

Ordinary bonds	10,576	1,111	11,687	11,653	539	12,192
Banks	7,028	2,028	9,056	6,286	1,857	8,143
Other financial institutions	460	52	512	463	54	517
	18,064	3,191	21,255	18,402	2,450	20,852

Long-term debt, including the current portion of long-term debt, of euro 20,852 million (euro 21,255 million as of December 31, 2009), decreased by euro 403 million. Such decrease was due to the balance of repayments and new proceeds for euro 779 million partially offset by the negative impact of foreign currency translation differences and translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates (euro 382 million).
Eni entered into long-term borrowing facilities with the European Investment Bank which were conditioned to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or the maintenance of a minimum level of rating. According to the agreements, the lack of this latter condition required new guarantees, able to be accepted by the European Investment Bank, to be found.
As of December 31, 2009 and June 30, 2010, the amount of short and long-term debt subject to restrictive covenants was euro 1,508 million and euro 1,755 million, respectively. Eni considers that non-compliance with the above mentioned covenants does not produce significant effects. Eni is in compliance with the covenants contained in the financing arrangements.

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The following table analyses bonds per issuing entity, maturity date, interest rate and currency as of June 30, 2010:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

(euro million)	from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	39	1,539	EUR		2019		4.125
Eni SpA	1,500	21	1,521	EUR		2016		5.000
Eni SpA	1,500	9	1,509	EUR		2013		4.625
Eni SpA	1,250	29	1,279	EUR		2014		5.875
Eni SpA	1,250	26	1,276	EUR		2017		4.750
Eni SpA	1,000	(3)	997	EUR		2020		4.000
Eni Coordination Center SA	795	12	807	GBP	2010	2019	4.875	6.125
Eni Coordination Center SA	423	2	425	YEN	2012	2037	1.150	2.810
Eni Coordination Center SA	250	2	252	EUR	2017	2028	3.750	5.600
Eni Coordination Center SA	208	2	210	USD	2013	2015	4.450	4.800
Eni Coordination Center SA	41		41	EUR	2011	2015		variable
Eni Coordination Center SA	37		37	USD		2013		variable
	9,754	139	9,893
Other bonds
Eni SpA	1,000	(12)	988	EUR		2015		variable
Eni SpA	1,000	(13)	987	EUR		2015		4.000
Eni USA Inc	326	(4)	322	USD		2027		7.300
Eni UK Holding Plc	2		2	GBP		2013		variable
	2,328	(29)	2,299
	12,082	110	12,192

Bonds maturing within 18 months (euro 399 million) were issued by Eni Coordination Center SA. During the first half of 2010, Eni SpA issued new bonds for euro 997 million.
As of June 30, 2010 Eni had undrawn committed long-term borrowing facilities in the amount of euro 2,850 million (same amount as of December 31, 2009). Interest rates on these contracts were at market conditions. Charges for unutilized facilities were not significant.
Fair value of long-term debt, including the current portion of long-term debt, amounted to euro 22,471 million (euro 22,320 million as of December 31, 2009) and consisted of the following:

(euro million)	Dec. 31, 2009	June 30, 2010

Ordinary bonds	12,618	13,472
Banks	9,152	8,248
Other financial institutions	550	751
	22,320	22,471

Fair value was calculated by discounting the expected future cash flows at rates ranging from 1.0% to 3.9% (1.0% and 4.5% as of December 31, 2009).

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Net borrowings as indicated in the Financial Review section of this Interim Consolidated Report as of June 30, 2010, were analyzed as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Current	Non-current	Total	Current	Non-current	Total

A. Cash and cash equivalents	1,608		1,608	1,675		1,675
B. Available-for-sale securities	64		64	70		70
C. Liquidity (A+B)	1,672		1,672	1,745		1,745
D. Financing receivables	73		73	64		64
E. Short-term debt towards banks	683		683	1,262		1,262
F. Long-term debt towards banks	2,028	7,028	9,056	1,857	6,286	8,143
G. Bonds	1,111	10,576	11,687	539	11,653	12,192
H. Short-term debt towards related parties	147		147	169		169
L. Other short-term debt	2,715		2,715	2,868		2,868
M. Other long-term debt	52	460	512	54	463	517
N. Total borrowings (E+F+G+H+I+L+M)	6,736	18,064	24,800	6,749	18,402	25,151
O. Net borrowings (N-C-D)	4,991	18,064	23,055	4,940	18,402	23,342

16 Provisions
Provisions were as follows:

(euro million)	Value at Dec. 31, 2009	Additions	Changes of estimated expenditures	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Value at June 30, 2010

Provision for site restoration and abandonment	4,797		183	122	(82)		378	(21)	5,377
Provision for environmental risks	1,936	96		11	(86)	(1)		(12)	1,944
Provision for legal and other proceedings	1,168	61			(12)	(21)	3	(250)	949
Loss adjustments and actuarial provisions for Eni’s insurance companies	514	14			(51)			58	535
Provision for the supply of goods	353			(1)					352
Provision for taxes	296	30			(33)		33	(8)	318
Provision for losses on investments	211	53				(6)	16	(1)	273
Provision for onerous contracts	90				(30)		13		73
Provision for OIL insurance	79	4					2		85
Other (*)	875	324	1		(230)	(74)	28	24	948
	10,319	582	184	132	(524)	(102)	473	(210)	10,854

(*)	Each individual amount included herein does not exceed euro 50 million.

Other changes related to provision for legal and other proceedings of euro 250 million referred to the reclassification to "Other payables" of the charge for TSKJ proceeding.

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17 Deferred tax liabilities
Deferred tax liabilities were as follows:

(euro million)	Value at Dec. 31, 2009	Deductions, net	Currency translation differences	Other changes	Value at June 30, 2010

4,907	(13)	938	(377)	5,455

Deferred tax liabilities were recognized net of offsettable deferred tax assets amounting to euro 4,110 million (euro 3,764 million as of December 31, 2009).
Other changes of euro 377 million included an increase in the first half of the year in the offset of deferred tax assets (euro 346 million).
Deferred tax assets and liabilities consisted of the following:

(euro million)	Dec. 31, 2009	June 30, 2010

Deferred tax liabilities	8,671	9,565
Deferred tax assets available for offset	(3,764)	(4,110)
	4,907	5,455
Deferred tax assets not available for offset	(3,558)	(3,703)
	1,349	1,752

18 Other non-current liabilities
Other non-current liabilities were as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Fair value of non-hedging derivatives	372	420
Fair value of cash flow hedge derivatives	436	234
Current income tax liabilities	52	40
Other payables	54	72
Other liabilities	1,566	1,555
	2,480	2,321

Fair value of the derivative contracts is determined using market quotations provided by primary info-providers or, if absent, appropriate valuation techniques used on the marketplace.
Fair values of non-hedging derivatives of euro 420 million (euro 372 million as of December 31, 2009) consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedges of euro 234 million (euro 436 million as of December 31, 2009) referred to Distrigas NV for euro 172 million (euro 275 million as of December 31, 2009) and to the Exploration & Production segment for euro 62 million (euro 161 million as of December 31, 2009). More information about cash flow hedging derivatives is provided in Note 14 – Other current liabilities. Fair value of contracts expiring by June 30, 2011 is given in Note 4 – Other current assets and Note 14 – Other current liabilities; fair value of contracts expiring beyond June 30, 2011 is given in Note 10 – Other non-current assets. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 20 – Shareholders’ equity and in the Note 24 – Other operating income (expense).
Other liabilities in the amount of euro 1,555 million (euro 1,566 million as of December 31, 2009) included advances received by Suez following the long-term supplying of natural gas and electricity in the amount of euro 1,404 million (euro 1,455 million as of December 31, 2009).

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19 Assets held for sale and liabilities directly associated with non-current assets held for sale
Non-current assets held for sale and liabilities directly associated with non-current assets held for sale amounted to euro 570 million and euro 239 million, respectively, and related to certain mineral properties in Italy which were contributed in kind to two new entities Società Padana Energia SpA and Società Adriatica Idrocarburi SpA and to the disposal of Gas Brasiliano Distribuidora SA, a company operating in the distribution and marketing of natural gas in an area of São Paulo state in Brazil, for which a preliminary sale agreement had been undersigned.

20 Shareholders’ equity

Non-controlling interest
Profit attributable to non-controlling interest and the non-controlling interest in certain consolidated subsidiaries related to:

(euro million)	Net profit of the first half	Shareholders' equity

2009	2010	Dec. 31, 2009	June 30, 2010

Saipem SpA	300	46	2,005	1,993
Snam Rete Gas SpA	118	246	1,568	1,601
Others	(4)	20	405	402
	414	312	3,978	3,996

Eni’s net equity
Eni’s net equity was as follows:

(euro million)	Dec. 31, 2009	June 30, 2010

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,757	6,757
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(439)	(234)
Reserve related to the fair value of available-for-sale securities net of the tax effect	5	5
Other reserves	1,492	1,485
Cumulative currency translation differences	(1,665)	2,836
Treasury shares	(6,757)	(6,757)
Retained earnings	39,160	40,277
Interim dividend	(1,811)
Net profit	4,367	4,046
	46,073	53,379

Share capital
As of June 30, 2010 the parent company’s issued share capital consisted of 4,005,358,876 fully paid-up shares, nominal value euro 1 each (same amount as of December 31, 2009).
On April 29, 2010 Eni’s Shareholders’ Meeting announced a dividend distribution of euro 0.50 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2009 dividend of euro 1 per share of which euro 0.50 per share paid as interim dividend. The balance was payable on May 27, 2010 to shareholders on the register on May 24, 2010.

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Reserve referring to the valuation at fair value of cash flow hedging derivatives and available-for-sale securities, net of the related tax
The valuation at fair value of cash flow hedging derivatives and available-for-sale securities, net of the related tax, consisted of the following:

Cash flow hedging derivatives	Available-for-sale securities	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2009	(714)	275	(439)	6	(1)	5	(708)	274	(434)
Changes of the period	242	(104)	138				242	(104)	138
Foreign currency translation differences	(5)	2	(3)				(5)	2	(3)
Amount recognized in the profit and loss account	100	(30	70				100	(30)	70
Reserve as of June 30, 2010	(377)	143	(234)	6	(1)	5	(371)	142	(229)

Other reserves
Other reserves of euro 1,485 million (negative amount of euro 1,492 million as of December 31, 2009) were as follows:

-	a reserve of euro 1,086 million referred to the increase of Eni’s shareholders’ equity as a contra to non-controlling interest following the sale by Eni SpA of Italgas SpA and Stoccaggi Gas Italia SpA to Snam Rete Gas SpA (same amount as of December 31, 2009);
-	a reserve of euro 247 million referred to the increase of Eni’s shareholders’ equity as a contra to non-controlling interest following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA, both merged in Saipem SpA (same amount as of December 31, 2009);
-	a reserve of euro 157 million deriving from Eni SpA’s equity (same amount as of December 31, 2009);
-	a negative reserve in the amount of euro 5 million related to the share of "Other comprehensive income" on equity-accounted entities (a positive amount of euro 2 million as of December 31, 2009).

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21 Guarantees, commitments and risks

Managing company’s risks
The main risks that the Company is facing and actively monitoring and managing are described in the "Risk factors and uncertainties" section of this Interim Consolidated Report as of June 30, 2010.

Fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
(a) Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b) Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices);
(c) Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of June 30, 2010 were classified as follows: (i) level 1, "Other financial assets held for trading or available for sale"; (ii) level 2, derivative instruments included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the first half of 2010 no transfers were done between the different hierarchy levels of fair value. More information about the amount of financial instruments valued at fair value are provided in Note 1 – Other financial assets held for trading or available for sale, Note 4 – Other current assets, Note 10 – Other non-current assets, Note 14 – Other current liabilities and Note 18 – Other non-current liabilities.

Legal Proceedings
Eni is a party to a number of civil actions and administrative, arbitral and other judicial proceedings arising in the ordinary course of the business.
The following is a description of the most significant proceedings currently pending for which significant developments occurred in the first half of 2010 with respect to situation reported in the Annual Report 2009, including new proceedings and settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

ENI SPA
(i) Subsidence. The Court of Rovigo conducted investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities in the Ravenna and North Adriatic area both on land and in the sea.
Eni appointed an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the magnitude and effects and any actions appropriate to reduce or to neutralize any subsidence phenomenon in the area.
This commission produced a study which excludes the possibility of any risk to human health or damage to the environment.
The study also states that worldwide there are no instances of accidents of harm to public safety caused by subsidence induced by hydrocarbon production. It also shows that Eni employs the most advanced techniques for monitoring, measuring and controlling the soil. This proceeding is in the first level hearing stage. The Veneto Region, other local bodies and two private entities have been acting as plaintiffs. Eni was admitted as a defendant. At the end of the renewed preliminary investigations the Court of Ravenna requested the closing of the proceeding. A number of plaintiffs have been appealed against this decision.

(ii) Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while the preliminary hearing phase is ongoing for other defendants. During the hearings the judge admitted as plaintiffs three environmental associations. The proceeding was subsequently assigned to a different judge and was disposed the renewal of the debate phase. In the said phase were examined indictment and defense witnesses. Subsequently it was examined the first technical appraiser of the defense. On May 14, 2010, following the examination, the Court of Gela issued a sentence whereby on

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one side criminal accusation against the above mentioned employee was dismissed as a result of the statute of limitations, on the other side the defendant was condemned to the payment of legal costs and of a compensation to the plaintiffs. The amount of the compensation will be determined by a resolution of a civil court. The sentence was filed on June 3, 2010. The Company has filed an appeal with the second degree court of Caltanissetta.

(iii) Fatal accident Truck Center Molfetta - Prosecuting body: Public Prosecutor of Trani. On March 3, 2008 in the municipality of Molfetta a fatal accident occurred that caused death of four workers deputed to the cleaning of a tank car owned by the company FS Logistica, part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the Refinery of Taranto and destined to the client company Nuova Solmine. Consequently a criminal action commenced against certain employees of Fs Logistica and of its broker "La Cinque Biotrans" and, under the provisions of Legislative Decree 231/2001, against the two above mentioned companies and the company responsible for the clean-up of the tank car – Truck Center. On October 26, 2009 the first degree Court sentenced that both the above mentioned persons and the three companies were guilty of the charged responsibilities. Additionally, the documentation related to the trial was forwarded to the Public Prosecutor of Trani in order to ascertain the eventual responsibilities of Eni and Nuova Solmine employees in relation to the fatal accident and also to the Public Prosecutors of Taranto and Grosseto (competent for Nuova Solmine) in order to ascertain eventual irregularities in the procedures of handling and transporting liquid sulphur. Following the sentence, the Public Prosecutor of Trani commenced an investigation against a number of employees of Nuova Solmine and an employee of Eni’s Refining & Marketing division, responsible for marketing liquefied sulphur. On April 14, 2010 the judge for preliminary hearings notified to the Eni’s employee a request of extension of the preliminary investigations. On May 11, 2010, Eni SpA, eight employees of the company and a former employee were notified the closing of the investigation that objected the manslaughter, grievous bodily harm and illegal disposal of waste materials. A number of defendants filled defensive memoranda. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for preliminary investigations requesting to dismiss the proceeding.
The judgment is pending.

(iv) Seizure of areas located in the municipalities of Cassano allo Jonio and Cerchiara di Calabria - Prosecuting body: Public Prosecutor of Castrovillari. On June 11, 2010 it was notified a judicial measure for the preventive seizure of areas located in the municipalities of Cassano allo Jonio and Cerchiara di Calabria, following a prior seizure of other areas in the same municipalities notified through a judicial measure on February 2010.
The above mentioned decisions were the result of an investigation commenced after the damage of the HDPE covering the zinc ferrites generated in the industrial site of Pertusola Sud and basing on the Court’s conclusions illegally stored in the municipalities of Cassano allo Jonio and Cerchiara di Calabria. The impounded areas are those where the above mentioned waste was stored.
The proceeding is in the phase of the preliminary hearings. The circumstances object of investigation are the same considered in the criminal action concluded in 2008 with an acquittal sentence for one of the defendants while the judge dismissed the accusation for all the other defendants as a result of the statute of limitations. In this case the accusation is of omitted clean up. Syndial SpA gave the availability for the removal of the waste materials, the related operations are still pending.

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1.2 Civil and Administrative proceedings

(i) Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone - Prosecuting Bodies: the Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region requested Syndial to appear before the Court of Milan in order Syndial is condemned to compensate for the environmental damage caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) in the Crotone site. This first degree proceeding was generated in January 2008 by the unification of two different actions, the first brought by Calabria Region in October 2004, the second one by the council of Ministers, the Ministry for the environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region commenced in February 2006. The Calabria Region is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up on the basis of the cost estimation provided in the remediation plan submitted by the Delegated Commissioner, plus additional compensation amounting to a preliminary estimate of euro 800 million relating to environmental damage, estimated increases in the regional health expenditures and damage to the public image to be fairly determined during the civil proceeding. The council of Ministers, the Ministry for the Environment and the Delegated Commissioner is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up (this request is analogous to that of the Calabria Region) and eventual compensation for other environmental damage to be fairly determined during the civil proceeding. In February 2007 the Ministry for the Environment filed with the Court an independent appraiser’s report issued by APAT that estimated a refundable environmental damage amounting to euro 1,920 million, including the remediation and clean-up expenditures, increased by euro 1,620 million from the original amount of euro 129 million, and an estimation of environmental damage and other damage items amounting approximately to euro 300 million. The amounts estimated by the independent appraiser, added to the claim of the Calabria Region, generate a total of euro 2,720 million of potential compensation. In May and September 2007 Syndial presented its own technical advice that, based on what the Company believes to be well-founded circumstances, vigorously object the independent appraiser’s findings filed by the Ministry for the Environment on site contamination, the responsibility of Syndial in the contamination of the site, the criteria of estimate remediation costs, which according to the Company are erroneous, arbitrary and technically inadequate. On October 7, 2009 an independent appraiser report was filed that reviewed the environmental status of the site and estimated the remediation costs while the estimate of both the health damage caused by the pollution and the environmental damage would be issued in a further independent appraiser report. The findings of the independent appraisers are substantially in line with the issues expressed by Syndial on the measures for the environmental remediation and clean-up, based on a risk analysis aimed to define effective and specific actions. The clean-up project, approved to a great extent by the ministry for the Environment and the Calabria Region, has been considered substantially adequate.
The independent appraisers affirmed the necessity of clean-up measures that were not planned by Syndial on one of the external areas (the so-called archaeological area) and considered being unnecessary the dredging of sea sediments. The estimated clean-up costs are in line with the estimate made by Syndial. The independent appraiser report is less favourable to Syndial because it identifies as source of the contamination the production slag management, even recent. The independent appraiser report evaluated that the production technology was a BAT (best available technology), instead the slag treatment could be performed in a more respectful way for the environment and the products (the so-called Cubilot) lacked the physic-chemical characteristic of stability that would avoided the emission of polluting agents in the soil. As regards the quantification of the environmental damage different by the remediation, the independent report APAT provided by the Ministry of Environment quantified the damage for the lack of fruition of the site basing on the remediation costs that were significantly reduced by the independent appraiser report. In case the judge resolves on the responsibility of Syndial in the contamination of the site based on the conclusions of the independent appraiser report, the Company could be liable, for the environmental damage different from the goods fruition (damage to the community, increases in the regional health expenditures), at least in part and as far as the damage is actually probed. On November 14, 2009, Syndial filed its objections to the independent appraiser report, sharing the conceptual model adopted by the independent appraiser report but demonstrating that the site contamination should be charged mainly to past management of the pollution slag on part of other operators that operated the site until the ’70s. On November 11, 2009 the Calabria Region filed its objection to the independent appraiser report affirming that the environmental damage to the surrounding areas of the site has not been assessed by the independent appraisers. The hearing for the review of the independent appraiser report and of the parts objections, assigned to another judge, took place on April 13, 2010.
During the hearing the Calabria Region required the revise of the independent appraiser report. The judge rejected the request. As regards the ascertainment of the existence of a residual environmental damage not remedied by the clean up activities, the Board State of lawyers on behalf of the Ministry of the Environment requested an evaluation of the impact of the new regulation on the above mentioned damage. Syndial filed a document explaining the modification of the environmental damage regulation. The judge scheduled the deadline for the filing of the counterparts’ objections to such document for September 16, 2010, and

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September 30, 2010 for the submission of Syndial reply. The findings related to the modification of the Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 submitted by all the parties will be discussed in the next hearing scheduled for November 17, 2010. In order to arrange for a possible resolution of all environmental claims, in 2008 Eni’s subsidiary Syndial took charge of the management of the clean-up activities and on December 5, 2008 presented a new clean-up project. As for the approval procedure of the abovementioned project all interested parties approved the removal of the dump from the seafront to another area, the construction of an hydraulic barrier and of the related treatment plant of the groundwater (providing that if the subsequent monitoring would demonstrate the efficiency of the plant, Eni’s subsidiary would build up a physical barrier in the seafront) and the start-up of the first lot of activities on the soil through in situ technologies on condition that all the waste present in the areas, recognized after a specific inspection. Initially, the environmental provision made by Syndial in its financial statements amounted to euro 103 million based on the cost estimation of the original clean-up project, as the Eni’s subsidiary believes to have no responsibility for the environmental damage considering the limited period during which it conducted industrial activities in the site and the Delegated Commissioner responsibility for not having properly managed the site cleanup activities. In the Annual Report 2008, Eni increased the environmental provision by euro 154 million bringing the total amount of the environmental provision related to the clean-up project to euro 257 million. The provision doesn’t cover the entire amount of clean-up project expenses (euro 300 million) considering the circumstance that it has been only partially approved. The environmental provision made by the company is progressively employed in the execution of the clean up activities. It must be noted that in 2003 the Delegated Commissioner for Environmental Emergency, Calabria Region and Province of Crotone presented a first claim for the payment of damages. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The appeal against that decision is pending. The claims made in this first instance are substantially absorbed in the two subsequent proceedings.

(ii) Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry of the Environment. With a temporarily executive decision dated July 3, 2008 the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry of the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. On occasion of the 2008 consolidated financial statements, management confirmed its stance of making no loss provision for this proceeding on the basis of the abovementioned technical legal advice, in concert with external consultants on accounting principles. In July 2009, Eni’s subsidiary Syndial filed an appeal against the abovementioned sentence, also requesting suspension of the sentence effectiveness. The Ministry of the Environment, in the appeal filed, requested to the Second Instance Court to adjust the first degree sentence condemning Syndial to the payment of euro 1,900 million or alternatively euro 1,300 million in addition to the amount assessed by the First Degree Court. In the hearing on December 11, 2009, the Second Instance Court considering the modification of Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 and following a request of the Board of State lawyers decided the postponement to May 28, 2010, pending the Decree of the Ministry of the Environment related to the determination of the quantification criteria for the monetary compensation of the environmental damage pursuant to the abovementioned Article 5-bis of the Law Decree No. 135/2009. The Board of State lawyers committed itself to not examine the sentence until the next hearing.
In the hearing of May 28, 2010, Syndial requested a further postponement still pending the above mentioned Decree of the Ministry of the Environment. The Board of state lawyers agreed to the request, justifying he postponement with the negotiation in place between the parties for the global solution of the proceeding, committing itself to not examine the sentence until the next hearing.
The judge decided the postponement to October 29, 2010.
Another administrative proceeding is ongoing regarding a ministerial decree enacted by the Italian Ministry for the Environment. The decree provides that Syndial executes the following tasks: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the design of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry of the Environment. However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also

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requesting suspension of the effectiveness of the decision. The appeal has been put on hold considering that a plan to ascertain the environmental status of the site has been approved by all interested parties, including the Ministry and local municipalities pursuant to the statement on April 28, 2009, which included certain recommendations. Syndial appealed against this statement and the related Ministerial Decree of approval in order to avoid the case to give implicit consent to the request (appealed by the Company) of the Minister that claimed that Syndial is obliged to execute the clean-up. On the contrary, Syndial has agreed on the scope of the plan to ascertain the environmental status of the site, as it has been actually implementing it. Syndial also presented a clean-up project for the groundwater and the soil, that hasn’t been approved, as the abovementioned prescriptions that have been prescribed are the object of the Company opposition in the abovementioned proceeding. In case Syndial should be found guilty, it would incur remediation and cleanup expenses, actually not quantifiable, that would be offset against any compensation for the environmental damage that Eni’s subsidiary is condemned to pay with regard to civil proceeding pending before the second instance court of Turin.

2. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

2.1 Antitrust

ENI SPA
(i) European Commission’s investigations on players active in the natural gas sector. In the context of its initiatives aimed at verifying the level of competition in the natural gas sector within the European Union, on March, 2009, Eni received a statement of objections by the European Commission relating to a proceeding under Article 82 EC and Article 54 of the EEA Agreement and concerning an alleged unjustified refusal to grant access to the TAG (Austria), TENP/Transitgas (Germany/Switzerland) pipelines, connected with the Italian gas transport system. On February 4, 2010 Eni, reaffirming the legitimacy of its activity, filed with the European Commission a number of structural remedies with a view to resolving the proceeding without the ascertainment of the illicit behavior and consequently without sanctions. Eni has committed to dispose of its interests in the German TENP, in the Swiss Transitgas and in the Austrian TAG gas pipelines. Given the strategic importance of the Austrian Tag pipeline, which transports gas from Russia to Italy, Eni has negotiated a solution with the Commission which calls for the transfer of its stake to an entity controlled by the Italian State. The European Commission submitted those remedies to a market test. According to the results of the market test, the Commission may issue a decision pursuant to Article 9 of Council Regulation No. 1/2003, making the remedies mandatory thus excluding the imposition of any fines upon Eni. In case the Commission, after the evaluation of the results of the market test, resolves to reject Eni’s remedies, or the Company decides to withdraw those remedies for any reasons, the ordinary antitrust proceeding would resume and in this eventuality an adverse conclusion cannot be excluded, thus resulting in a sentence of conviction including a fine and possibly structural remedies during the course of 2010. Eni would in any event be entitled to file an appeal for the annulment of such a sentence before the EC Courts.

(ii) Italian Antitrust Authority’s inquiry in the distribution and selling of gas in the retail sector. On May 7, 2009, the Italian Antitrust Authority, based on complaints sent by the company Sorgenia, started a preliminary investigation against various operators engaging in the gas retail market in Italy by means of integrated operations in both gas distribution via local low-pressure network and gas marketing to retail customers in urban areas, among them the Company and its fully-owned subsidiary Italgas. The investigation targets an alleged abuse of dominant position in the gas retail market in Italy associated with commercial practices intended to make it difficult for retail customers consuming less than 200,000 CM/y to change the supplier. According to the Italian Antitrust Authority, these commercial practices would enable selling companies that belong to integrated group companies to preserve their market shares in the areas operated by group’s distributors. On March 24, 2010, the AGCM published on its website the commitments of Italgas and other distribution companies involved in this inquiry, as foreseen by Article 14-ter of the Law No. 287/1990. These commitments were intended to remedy the alleged anti-competitive practices charged by the Authority. Following the market test ended on April 26, 2010, the Authority should make a final decision on the proposed commitments, making them mandatory and thus resolving the proceeding without the ascertainment of the illicit behavior and consequently without imposition of any fines. In case the Authority, after the performance of the market test, resolves to reject the proposed remedies, the ordinary antitrust proceeding would resume and in this eventuality an adverse conclusion could result in an appeal with an Administrative Court. The deadline for the finalization of the preliminary investigation against Eni and Italgas has been scheduled for October 31, 2010.

(iii) Italian Antitrust Authority’s inquiry in the selling of bitumen. On May 27, 2010 the Italian Antitrust Authority started a preliminary investigation against Eni and other eight companies engaging in marketing bitumen for road by means of an agreement intended to hamper competition in this sector in Italy, in breach of Article 101 of Treaty on the Functioning of the

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European Union. The investigation is in the preliminary phase. The deadline for the finalization of the preliminary investigation has been scheduled for November 25, 2011.

2.2 Regulation

(i) Preliminary investigation of the Authority for Electricity and Gas on the billing of the tariff balance to finale gas clients and periodicity of the billing. On May 25, 2010 the Authority for Electricity and Gas sentenced (Resolution VIS 36/2010) to commence a preliminary investigation against Eni in order to: (i) fine the Company for the alleged infringement of the Resolution 229/2001 (regulating the contractual conditions of gas sale to final clients through the network of local gas lines), Resolution 42/1999 (referred to the invoices transparency), Resolution 126/2004 (related to the code of commercial behavior for the gas sale) and the Integrated Text on the regulation of the quality of marketing services of electricity and gas (Resolution ARG/com 164/2008); and (ii) adoption of decisions aimed at break up behaviors prejudicial to clients rights. The Resolution that sentenced the commencement of the proceeding includes also a number of injunctions as well as requests for information and documents. The preliminary investigation should be finalized within a 100-day term from the communication of the proceeding to the company and further 45 days for the final decision.

3. Court Inquiries

(i) TSKJ Consortium Investigations by US, Italian, and Other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by Halliburton/KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. The US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ), and other authorities, including the Public Prosecutor’s office of Milan, have commenced investigations about alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials.
The proceedings in the US: beginning in June 2004, Eni and Saipem/Snamprogetti voluntarily provided information in response to requests by the SEC and the DOJ in connection with the investigations. In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and the DOJ with respect to the TSKJ matter as well as other unspecified matters. KBR/Halliburton pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges, for the conduct stemming from their participation in TSKJ, and they have agreed to pay a criminal fine of $402 million to the DOJ and a civil penalty of $177 million to the SEC.
As announced in a press release on June 28, 2010, also the French company Technip has reached final agreements with US authorities entailing the payment of $338 million and the adoption of a number of measures, including an external monitoring, for a period of two years to assess Technip’s internal control system. Also KBR was charged with undergoing an external monitoring for a period of three years.
As to Snamprogetti and Eni, discussions with the US authorities have intensified in the last months in order to achieve a global resolution of the matter. Consequently the company recorded a loss provision amounting to euro 250 million in its 2009 Consolidated Financial Statement also considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti. On July 7, 2010, Snamprogetti Netherlands BV signed a deferred prosecution agreement with the US Department of Justice whereby the department filed a deed which could lead to starting a criminal proceeding against Snamprogetti Netherlands BV for having violated certain rules of the FCPA. Snamprogetti Netherlands BV was also fined by an amount of $240 million. In case Snamprogetti Netherlands BV thoroughly fulfils the obligations set by the agreement, the Department will refrain from continuing the criminal proceeding once a two-year frame has elapsed (that can be increased up to three years). Eni and Saipem assumed the role of guaranteeing the effective fulfillment of the obligations agreed upon by Snamprogetti Netherlands BV with the US Department of Justice. The relevant cash settlement occurred in July.
In addition Snamprogetti Netherlands BV and the parent company Eni being an entity listed on the NYSE reached an agreement with the US SEC whereby the two Companies agreed to be subpoenaed and be judged having allegedly violated certain rules of the Security and Exchange Act of 1934 without pleading guilty. They both agreed to pay jointly and severally an amount of $125 million to the US SEC in relation to the disgorgement of profit. The relevant cash settlement occurred in July.
Eni, Saipem and Snamprogetti Netherlands BV have actively cooperated in the investigation conducted by the US Authorities and have also implemented significant improvements to their respective internal control systems, including procedures against

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corruption. The global transactions arranged with the US Authorities do not foresee imposition of any external independent monitoring on the internal control system which is a measure frequently imposed in cases such as this one. Eni and its subsidiaries are engaged in continuously improving and upgrading their internal control systems.
The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the Company has received requests of exhibition of documents from the Public Prosecutor’s office of Milan. On July 17, 2009, the date on which a search and attachment warrant was served on Saipem/Snamprogetti, the Public Prosecutor’s office of Milan indicated to the company that it is investigating one or more people, including at least one former manager of Snamprogetti; previously, as far as the company knew, none of its employees or former employees was under formal investigation. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001 enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. A violation of Legislative Decree June 8, 2001, No. 231 can result in the confiscation of criminal profits in addition to administrative penalties. During the preliminary investigations, the preventive attachment of such profits and other precautionary measures are possible. On July 31, 2009, a decree issued by the Judge for Preliminary Investigation at the Court of Milan was served on Saipem SpA (as legal entity incorporating Snamprogetti SpA). The decree set for September 22, 2009 a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to two former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The above mentioned hearing allowed Eni and Saipem to their own defenses before any decision was made on the requested disqualification. The events referred to the request of precautionary measures of the Public Prosecutor of Milan cover TSKJ Consortium practices during the period from 1995 to 2004. In this regard, the Public Prosecutor claims the inadequacy and violation of the organizational, management and control Model adopted to prevent those offences charged to people subject to direction and supervision. At the time of the events under investigation, the Company had adopted a code of practice and internal procedures with reference to the best practices at the time. Subsequently, such code and internal procedures have been improved aiming at the continuous improvement of internal controls. Furthermore, on March 14, 2008 Eni approved a new Code of Ethics and a new Model 231 reaffirming that the belief that one is acting in favor or to the advantage of Eni can never, in any way, justify – not even in part – any behaviors that conflict with the principles and contents of the Code. Since April 23, 2009, with regard to investigations on the TSKJ matter the Company’s Board of Directors has timely recalled the analysis of the existing internal procedures against corruption, in order to implement any upgrading to be possibly needed, and to continue the cooperation with the relevant authorities and also resolved to promote all legal measures for protecting the Company’s interests and reputation, in the event the responsibility of its employees or collaborators is verified. The jury room of September 22, 2009 was postponed to the hearing of October 21, 2009 when the judge for the preliminary investigation rejected the request of precautionary measures of disqualification filed by the Public Prosecutor of Milan against Eni and Saipem. The Public Prosecutor of Milan appealed the decision of the Judge for Preliminary Investigation. The hearing for the review of the appeal, scheduled initially for January 20, 2010 was moved up, through a measure communicated to the defense on January 12, 2010, on January 19, 2010 when the Judge of Re-examination dismissed as unfounded the appeal of the Public Prosecutor. In February 19, 2010 the Public Prosecutor of Milan filed an appeal with the Third Instance Court, asking for the cancellation of the abovementioned decision of the Judge of Re-examination. The hearing in the Third Instance Court scheduled on May 20, 2010 has been postponed due a lack in the formal communication to one of the defendants.
At the same time on February 11, 2010 the Public Prosecutor of Milan requested, according to Article 248 of Penal Code the collection of documentation and information related to companies participated by Eni SpA and Saipem SpA (former Snamprogetti SpA) involved in the Bonny Island project.

(ii) Gas Metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. On November 26, 2009 a notice of conclusion of the preliminary investigation was served to Eni’s Group companies whereby 14 Eni employees, also including former employees, are under investigation. The exceptions filed in the notice include:

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(i) violations pertaining to recognition and payment of certain amounts of the excise on natural gas; (ii) violations or failure in submitting the annual statement of gas consumption and/or in the annual declarations to be filed with the Duty Authority or the Authority for Electricity and Gas; and (iii) a related obstacle which has been allegedly posed to the monitoring functions performed by the Authority for Electricity and Gas. Based on information reported by the press on March 9, 2010, it has been disseminated that the Public Prosecutor of Milan requested that a number of investigated Eni’s employees and former employees would stand trial. On February 23, 2010 Eni, Snam Rete Gas and Italgas received a notification requesting the collection of documents related to procedures of constitution, definition, update and implementation of Model 231 in the period from 2003 to 2008.
On May 18, 2010 the Public Prosecutor of Milan requested the closing of the proceeding relating to a number of defendants, including a top manager for which the Public prosecutor found no evidence supporting the indictment in an eventual proceeding. The request has been preceded by an act of removal of the archived judicial position from the main proceeding.

(iii) Agip KCO NV. In November 2007, the public prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005. On April 2010, the above mentioned body has proposed an agreement on the matter that the counterparts are still evaluating.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

22 Revenues
The following is a summary of the main components of "Revenues". For more information about changes in revenues and the seasonality of sales, see the "Financial Review" section.
Net sales from operations were as follows:

(euro million)	First Half 2009	First Half 2010

Net sales from operations	41,931	47,276
Change in contract work in progress	77	430
	42,008	47,706

Net sales from operations were net of the following items:

(euro million)	First Half 2009	First Half 2010

Excise taxes	5,885	5,648
Exchanges of oil sales (excluding excise taxes)	704	809
Services billed to joint venture partners	1,236	1,444
Sales to service station managers for sales billed to holders of credit cards	689	1,007
Exchanges of other products	24	46
	8,538	8,954

Net sales from operations by business segment are presented in Note 30 – Information by business segment.

23 Operating expenses
The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see the "Financial Review".

Purchases, services and other
Purchases, services and other miscellaneous operating expenses included the following:

(euro million)	First Half 2009	First Half 2010

Production costs - raw, ancillary and consumable materials and goods	20,307	22,994
Production costs - services	7,332	7,447
Operating leases and other	1,170	1,254
Net provisions for contingencies	317	355
Other expenses	720	684
	29,846	32,734
less:
- capitalized direct costs associated with self-constructed assets	(326)	(268)
	29,520	32,466

Production costs for services included brokerage fees for euro 13 million (euro 62 million in the first half of 2009).
Increases in provisions, net of reversals of unused provisions, of euro 355 million were primarily made with respect to environmental liability risks for euro 95 million (euro 75 million in the first half of 2009) and contract penalties and litigations for euro 40 million (euro 45 million in the first half of 2009). More information is provided in Note 16 – Provisions.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

Payroll and related costs
Payroll and related costs were as follows:

(euro million)	First Half 2009	First Half 2010

Payroll	2,226	2,319
less:
- capitalized direct costs associated with self-constructed assets	(149)	(120)
	2,077	2,199

Stock-based compensation
In 2009, Eni suspended the incentive plan based on the stock option assignment to managers of Eni and its subsidiaries as defined in Article 2359. No significant changes were made to these plans as they were described in the Annual Report 2009.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(number)	First Half 2009	First Half 2010

Senior managers	1,642	1,637
Junior managers	13,192	13,524
Employees	37,358	37,802
Workers	26,382	26,328
	78,574	79,291

The average number of employees was calculated as the median between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

24 Other operating income (expense)
Other operating income (expense) related to the recognition to the income statement of the effects related to the valuation at fair value of those derivatives on commodities which cannot be recognized according to the hedge accounting under IFRS. Net gain on commodity derivatives of euro 33 million (euro 48 million in the first half of 2009) included euro 13 million related to the ineffective portion of the negative change in the fair value of cash flow hedging derivatives (time value component) entered into by the Exploration & Production segment (a loss of euro 32 million in the first half of 2009).

25 Depreciation, depletion, amortization and impairment
Depreciation, depletion, amortization and impairment are detailed below:

(euro million)	First Half 2009	First Half 2010

Depreciation, depletion and amortization	4,236	4,372
Impairments	354	89
less:
- capitalized direct costs associated with self-constructed assets	(2)	(2)
	4,588	4,459

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

26 Finance income (expense)
Finance income (expense) consisted of the following:

(euro million)	First Half 2009	First Half 2010

Finance income (expense)
Finance income	3,695	3,660
Finance expense	(3,962)	(3,930)
	(267)	(270)
Gain (loss) on derivative financial instruments	48	(331)
	(219)	(601)

Analysis of net finance income (expense) was as follows:

(euro million)	First Half 2009	First Half 2010

Finance income (expense) related to net borrowings
Interest due to banks and other financial institutions	(205)	(97)
Interest and other finance expense on ordinary bonds	(184)	(256)
Interest from banks	17	8
Interest and other income on financing receivables and securities held for non-operating purposes	37	38
	(335)	(307)
Exchange differences
Positive exchange differences	3,404	3,524
Negative exchange differences	(3,605)	(3,482)
	(201)	42
Other finance income (expense)
Income from equity instruments	172
Capitalized finance expense	122	90
Interest and other income on financing receivables and securities held for operating purposes	19	32
Interest on tax credits	1	1
Finance expense due to passage of time (accretion discount) (a)	(82)	(132)
Other finance income	37	4
	269	(5)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Negative exchange differences of euro 3,482 million included currency adjustment amounting to euro 47 million to the loss provision accrued in the Annual Report 2009 to take account of the TSKJ proceeding.
Derivative financial instruments consisted of the following:

(euro million)	First Half 2009	First Half 2010

Derivatives on interest rate	(24)	(87)
Derivatives on exchange rate	69	(249)
Derivatives on securities	3	5
	48	(331)

Net loss from derivatives of euro 331 million (net gain of euro 48 million in the first half of 2009) was primarily due to the recognition in the profit and loss account of the change in the fair value of those derivatives which cannot be recognized according to hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of negative currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

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27 Income from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(euro million)	First Half 2009	First Half 2010

Share of profit of equity-accounted investments	292	374
Share of loss of equity-accounted investments	(78)	(39)
Increases in the provision for losses on investments	(9)	(43)
	205	292

More information is provided in Note 7 – Equity-accounted investments.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(euro million)	First Half 2009	First Half 2010

Dividends	136	242
Gains on disposals	10	143
Other income, net	7	(5)
	153	380

Dividends of euro 242 million were mainly related to Nigeria LNG Ltd (euro 188 million).
Gains on disposals of euro 143 million mainly referred to the sale of the 25% stake of GreenStream BV (euro 93 million), representing loss of control, and the 100% disposal of DistriRe SA (euro 47 million).

28 Income taxes
Income tax expense consisted of the following:

(euro million)	First Half 2009	First Half 2010

Current taxes:
- Italian subsidiaries	957	864
- foreign subsidiaries	2,869	4.170
	3,826	5,034
Net deferred taxes:
- Italian subsidiaries	50	(21)
- foreign subsidiaries	(515)	(148)
	(465)	(169)
	3,361	4,865

The effective tax rate was 52.7% (51.6% in the first half of 2009) compared with a statutory tax rate of 39.1% (39.6% in the first half of 2009). This was calculated by applying a 34%3 tax rate (IRES) to profit before income taxes and a 3.9% tax rate (IRAP) to the net value of production as imposed by Italian legislation.

_______________

(3)	Includes a 6.5 percentage points supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective January 1, 2008 and pursuant to the Law Decree No. 112/2008.

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The difference between the statutory and effective tax rate was due to the following factors:

(%)	First Half 2009	First Half 2010

Statutory tax rate	39.6	39.1
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	9.1	12.3
- supplemental IRES	2.2	1.2
- adjustment of deferred taxes following the increase of 1% in the supplemental IRES	0.4
- other adjustments	0.3	0.1
	12.0	13.6
	51.6	52.7

29 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2009 and 2010, was 3,622,405,056 and 3,622,423,616, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of shares fully-diluted including shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued in connection with stock-based compensation plans.
As of June 30, 2009 and 2010, shares that potentially could be issued referred to shares granted following stock grant and stock option plans. The average number of fully-diluted shares used in the calculation of diluted earnings for the first half of 2009 and 2010 was 3,622,427,879 and 3,622,423,616, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

First Half 2009	First Half 2010

Average number of shares used for the calculation of the basic earnings per share		3,622,405,056	3,622,423,616
Number of potential shares following stock options plans		22,823
Average number of shares used for the calculation of the diluted earnings per share		3,622,427,879	3,622,423,616
Eni’s net profit	(euro million)	2,736	4,046
Basic earning per share	(euro per share)	0.76	1.12
Diluted earning per share	(euro per share)	0.76	1.12

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

30 Information by industry segment

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Intra-group profits	Total

First Half 2009
Net sales from operations (a)	11,828	17,468	14,121	1,905	4,881	47	611	(19)
Less: intersegment sales	(6,762)	(320)	(433)	(129)	(619)	(14)	(557)
Net sales to customers	5,066	17,148	13,688	1,776	4,262	33	54	(19)	42,008
Operating profit	4,152	2,116	287	(454)	580	(177)	(187)	55	6,372
Provisions for contingencies	16	136	98		6	37	24		317
Depreciation, amortization and writedowns	3,471	477	249	137	216	5	40	(7)	4,588
Share of profit (loss) of equity-accounted investments	(5)	154	39		17				205
Identifiable assets (b)	40,857	30,346	11,822	2,431	11,494	364	796	(567)	97,543
Unallocated assets									14,628
Equity-accounted investments	1,966	2,260	1,199	28	134	54			5,641
Identifiable liabilities (c)	10,257	8,418	5,130	613	6,103	1,583	1,760	(56)	33,808
Unallocated liabilities									28,154
Capital expenditures	4,907	751	217	45	888	14	22		6,844
First Half 2010
Net sales from operations (a)	14,569	14,668	20,255	3,174	5,008	52	634	(107)
Less: intersegment sales	(7,934)	(414)	(671)	(121)	(817)	(14)	(576)
Net sales to customers	6,635	14,254	19,584	3,053	4,191	38	58	(107)	47,706
Operating profit	6,698	1,908	360	53	625	(153)	(174)	(165)	9,152
Provisions for contingencies	20	181	67	2	7	38	40		355
Depreciation, amortization and writedowns	3,458	480	200	48	236	9	37	(9)	4,459
Share of profit (loss) of equity-accounted investments	66	187	46	1	(4)	(4)			292
Identifiable assets (b)	51,211	30,960	13,904	3,063	13,012	351	807	(612)	112,696
Unallocated assets									16,117
Equity-accounted investments	2,020	2,577	1,064	28	187	54			5,930
Identifiable liabilities (c)	12,482	8,314	5,786	788	6,275	1,614	2,019	98	37,376
Unallocated liabilities									34,062
Capital expenditures	5,150	677	267	71	792	19	50	81	7,107

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

31 Transactions with related parties
In the ordinary course of its business Eni enters into transactions regarding:

(a)	the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	the exchange of goods and provision of services with entities owned or controlled by the Government;
(c)	transactions with the Cosmi Holding Group related to Eni SpA through a member of the Board of Directors related to certain acquisitions of engineering, construction and maintenance services. Relevant transactions which were executed on an arm’s length basis amounted to approximately euro 9 million and euro 8 million in terms of costs in the first half of 2009 and 2010, respectively. As of June 30, 2010 there were outstanding payables for euro 9 million and receivables for an amount that do not exceed euro 1 million;
(d)	contributions to entities, controlled by Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (a) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. Transactions with Eni Foundation related to the contribution for the first half of 2010 were not material; (b) Enrico Mattei Foundation

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

Trade and other transactions
Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the first half of 2009 and 2010, respectively, consisted of the following.

First Half 2009

(euro million)	June 30, 2009	First Half 2009

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating income (expense)

Joint ventures and associates
Altergaz SA	15						61
ASG Scarl	1	37	54		29
Blue Stream Pipeline Co BV	21	12			86
Bronberger & Kessler und Gilg & Schweiger GmbH	15						48
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	79	28	6,001		2	7		104
CEPAV (Consorzio Eni per l'Alta Velocità) Due	4		64
Fox Energy SpA	43						109
Gasversorgung Süddeutschland GmbH	19						205	3
Gruppo Distribuzione Petroli Srl	11						36
Karachaganak Petroleum Operating BV	57	219		278	151	10		4	4
Mellitah Oil & Gas BV	23	178			138		1	18
Petrobel Belayim Petroleum Co		112			50
Raffineria di Milazzo ScpA	12	4			110	1	44	1
Saipon Snc	14	4	66					23
Super Octanos CA		30		72
Trans Austria Gasleitung GmbH		70		17	78			17
Unión Fenosa Gas SA	4	1	62	10			35		1
Other (*)	179	146	55	35	244	55	68	88	4
	497	841	6,302	412	888	73	607	258	9
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	188	254		1	426	3		188	15
Eni BTC Ltd			67
Other (*)	25	12	4		10	2	2	2	2
	213	266	71	1	436	5	2	190	17
	710	1,107	6,373	413	1,324	78	609	448	26
Entities owned or controlled by the Government
Gruppo Enel	55	8		5	146	39	195	220
GSE - Gestore Servizi Elettrici	115	99		165		42	153	3		20
Terna SpA	13	9			28	10		55	3	15
Other (*)	77	92		4	52	2	51	5
	260	208		174	226	93	399	283	3	35
	970	1,315	6,373	587	1,550	171	1,008	731	29	35

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

First Half 2010

(euro million)	June 30, 2010	First Half 2010

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating income (expense)

Joint ventures and associates
Altergaz SA	67						128
Blue Stream Pipeline Co BV	17	38	41		77
Bronberger & Kessler und Gilg & Schweiger GmbH	18						57
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	32	13	6,054					16
CEPAV (Consorzio Eni per l'Alta Velocità) Due	5		76					3
Gasversorgung Süddeutschland GmbH							55
Karachaganak Petroleum Operating BV	88	261		432	152	22	4	4
Mellitah Oil & Gas BV	16	212		14	86			11
Petrobel Belayim Petroleum Co	4	223			88			2	1
Raffineria di Milazzo ScpA	18				130	2	74	4
Saipon Snc	4	1	67					14
Trans Austria Gasleitung GmbH		64		7	75			10
Unión Fenosa Gas SA	14		62				19
Other (*)	146	167	70	70	201	59	92	46	5
	429	979	6,370	523	809	83	429	110	6
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	148	321		1	438	2		160	3
Eni BTC Ltd			165					1
Other (*)	29	20	3	1	17	2	4	6	2
	177	341	168	2	455	4	4	167	5
	606	1,320	6,538	525	1,264	87	433	277	11
Entities owned or controlled by the Government
Gruppo Enel	103	19		10	139		89	260
Gruppo Finmeccanica	35	55		3	36		10	4
GSE - Gestore Servizi Elettrici	80	78		174		42	209	10		3
Terna SpA	15	48		20	32	16	20	2	4	20
Other (*)	105	64		1	20	1	42	1	1
	338	264		208	227	59	370	277	5	23
	944	1,584	6,538	733	1,491	146	803	554	16	23

(*)	Each individual amount included herein does not exceed euro 50 million.

The most significant transactions with joint ventures, associates and non-consolidated subsidiaries consisted of the following:

-	sale of natural gas to Altergaz SA and Gasversorgung Süddeutschland GmbH;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and Trans Austria Gasleitung GmbH, and only with reference to Blue Stream Pipeline Co BV, the grant of guarantees;
-	supply of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees;
-	guarantee issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due and Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
-	provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, supply of oil products; services are invoiced on the basis of incurred costs;

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

-	guarantee of performance issued on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantee issued on behalf of Eni BTC Ltd in relation to the construction of an oil pipeline.

The most significant transactions with entities owned or controlled by the Government concerned:

-	sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Enel;
-	a long term contract for the maintenance of the newly combined cycle power plants with Gruppo Finmeccanica;
-	sale and purchase of electricity, green certificates and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with GSE - Gestore Servizi Elettrici;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Terna SpA.

Financing transactions
Financing transactions with joint ventures, associates and non-consolidated subsidiaries in the first half of 2009 and 2010, respectively, consisted of the following:

First Half 2009

(euro million)	June 30, 2009	First Half 2009

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Artic Russia BV	75	1
Bayernoil Raffineriegesellschaft mbH	135
Blue Stream Pipeline Co BV		12	740		8
Raffineria di Milazzo ScpA			70
Trans Austria Gasleitung GmbH	193				2
Transmediterranean Pipeline Co Ltd	92				2
Other (*)	105	119	27	2	3
	600	132	837	2	15
Unconsolidated entities controlled by Eni
Other (*)	80	32	1	2	1
	80	32	1	2	1
	680	164	838	4	16

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

First Half 2010

(euro million)	June 30, 2010	First Half 2010

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Artic Russia BV	99	2	200
Bayernoil Raffineriegesellschaft mbH	128
Blue Stream Pipeline Co BV		12	706		5
GreenStream BV	523				5
Raffineria di Milazzo ScpA			87
Societé Centrale Electrique du Congo SA	87
Trans Austria Gasleitung GmbH	187				3
Transmediterranean Pipeline Co Ltd	169				2
Other (*)	171	95	24	2	14
	1,364	109	1,017	2	29
Unconsolidated entities controlled by Eni
Other (*)	79	60	1	3
	79	60	1	3
	1,443	169	1,018	5	29

(*)	Each individual amount included herein does not exceed euro 50 million.

The most significant transactions with joint ventures, associates and non-consolidated subsidiaries consisted of the following:

-	bank debt guarantee issued on behalf of Artic Russia BV, Blue Stream Pipeline Co BV and Raffineria di Milazzo ScpA, and, exclusively with Artic Russia BV, financing loans and cash deposit at Eni’s financial companies;
-	financing loan to Bayernoil Raffineriegesellschaft mbH for investments on refinery plants and to Societé Centrale Electrique du Congo SA for the building of a power station in Congo;
-	financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with GreenStream BV, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd, respectively.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, was as follows:

(euro million)	June 30, 2009	June 30, 2010

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	18,724	1,410	7.53	22,285	1,470	6.60
Other current assets	1,898	58	3.06	1,338	7	0.52
Other non-current financial assets	1,120	174	15.54	1,664	896	53.85
Other non-current assets	1,732	12	0.69	2,144	14	0.65
Current financial liabilities	4,474	164	3.67	4,299	169	3.93
Trade and other payables	18,317	1,354	7.39	21,103	1,536	7.28
Other current liabilities	2,234	17	0.76	1,794	10	0.56
Long-term debt and current portion of long-term debt	15,399	..	..	20,852	..	..
Other non-current liabilities	2,758	51	1.85	2,321	47	2.02

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ENI CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS / NOTES TO FINANCIAL STATEMENTS

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First Half 2009	First Half 2010

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	42,008	1,739	4.14	47,706	1,357	2.84
Other income and revenues	501	29	5.79	537	16	2.98
Purchases, services and other	29,520	2,317	7.85	32,466	2,378	7.32
Other operating income (expense)	48	35	72.92	33	23	69.70
Financial income	3,695	16	0.43	3,660	29	0.79
Financial expense	3,962	4	0.10	3,930	5	0.13

Transactions with related parties regarded the ordinary course of Eni’s business and were primarily conducted on an arm’s length basis.
The main cash flows with related parties were as follows:

(euro million)	First Half 2009	First Half 2010

Revenues and other income	1,768	1,373
Costs and other expenses	(2,317)	(2,378)
Other operating income (expense)	35	23
Net change in trade and other receivables and liabilities	109	113
Dividends and net interests	273	313
Net cash provided from operating activities	(132)	(556)
Capital expenditures in tangible and intangible assets	(612)	(543)
Change in accounts payable in relation to investments	213	247
Change in financial receivables	125	(599)
Net cash used in investing activities	(274)	(895)
Change in financial liabilities	2	17
Net cash used in financing activities	2	17
Total financial flows to related parties	(404)	(1,434)

The impact of cash flows with related parties consisted of the following:

(euro million)	First Half 2009	First Half 2010

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	7,621	(132)	..	9,139	(556)	..
Cash used in investing activities	(3,781)	(274)	7.25	(6,627)	(895)	13.51
Cash used in financing activities	(4,439)	2	..	(2,514)	17	..

32 Significant non-recurring events and operations
In the first half of 2009 and 2010, no significant non-recurring events and/or operations had taken place.

33 Positions or transactions deriving from atypical and/or unusual operations
In the first half of 2009 and 2010, no significant atypical and/or unusual operations had been performed.

34 Significant post-closing events
Information on significant post-closing events is provided in the "Subsequent events" section of this Interim Consolidated Report as of June 30, 2010.

Contents

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Alessandro Bernini, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58/1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2010 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2010 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	This 2010 condensed consolidated interim financial statements:
	a)	was prepared in accordance with applicable international accounting standards recognised by European Community according to Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
	b)	corresponds to the company’s evidence and accounting books and entries;
	c)	fairly and truly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.

3.2	The interim operating and financial review provides information regarding material events occurred during the first half of 2010 and their impact on condensed statements, as well as a description of the main risk and uncertainties for the second half of the year and related-party transactions.

July 28, 2010

/s/ Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Chief Executive Officer	/s/ Alessandro Bernini –––––––––––––––––––––––– Alessandro Bernini Chief Financial Officer

Contents

Report of Independent Auditors

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Po, 32
00198 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

Auditors' review report on the condensed consolidated interim financial statements
(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

1. We have reviewed the condensed consolidated interim financial statements of Eni S.p.A. and its subsidiaries (the "Eni Group") as of June 30, 2010, comprising the balance sheet, the income statement, the statement of comprehensive income, the statements of changes in shareholders'equity and cash flows and the related explanatory notes. Eni S.p.A.'s Directors are responsible for the preparation of the condensed consolidated interim financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution No. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the condensed consolidated interim financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

   With respect to the consolidated financial statements of the prior year and the condensed consolidated interim financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to the reports of the other auditors issued on April 7, 2010 and on August 7, 2009, respectively. As disclosed in the explanatory notes, the Directors have reclassified prior year comparative consolidated financial statements as a consequence of the first application of IFRIC 12 "Service Concession Arrangements". We have examined the methods adopted to reclassify the comparative financial statements and the related disclosures for the purpose of issuing this review report.

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of June 30, 2010 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, August 6, 2010

Reconta Ernst & Young S.p.A.
Signed by: Riccardo Schioppo, Partner

This report has been translated into the English language solely for the convenience of international readers

Reconta Ernst & Young S.p.A.
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Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2009: € 4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) – Via Emilia, 1
San Donato Milanese (Milan) – Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2009 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Internet Home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

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